2009
ANNUAL REPORT



10010320



GLACIER BANCORP, INC.

Corporate Headquarters
49 Commons Loop
Kalispell, MT 59901-2679
(406) 756-4200

Board of Directors
Everit A. Sliter, Chairman
CPA/Jordahl & Sliter, PLLC and Chairman of Glacier Bank

Michael J. Blodnick
President/CEO of Glacier Bancorp, Inc. (the "Company")

James M. English
Attorney/English Law Firm and board member of Mountain West Bank

Allen J. Fetscher
Vice Chairman of First Security Bank of Missoula, President of Fetscher's Inc., Vice President of American Public Land Exchange Co. Inc., and owner of Associated Agency

Dallas I. Herron
CEO of CityServiceValcon, LLC

Jon W. Hippler
CEO of Mountain West Bank

Craig A. Langel
CPA/CVA, President of Langel & Associates, P.C., owner, CEO of CLC Restaurants, Inc. and board member of First Security Bank of Missoula

L. Peter Larson
Retired Chairman/CEO of American Timber Company

Douglas J. McBride OD, FAAO
Doctor of Optometry and board member of Western Security Bank

John W. Murdoch
Chairman of Murdoch's Ranch & Home Supply, LLC

Stock Listing
Glacier Bancorp, Inc.'s common stock trades on the NASDAQ Global Select Market under the symbol GBCI. There are approximately 1,979 shareholders of record of Glacier Bancorp, Inc. stock.

Stock Transfer Agent
American Stock Transfer & Trust Company
59 Maiden Lane, Plaza Level
New York, NY 10038
(800) 937-5449
www.amstock.com

Investor Information
www.glacierbancorp.com

Corporate Officers
Michael J. Blodnick
President/CEO

Don J. Chery
EVP/Chief Administrative Officer

Ron J. Copher
SVP/CFO/Treasurer

LeeAnn Wardinsky
Secretary

Marcia L. Johnson
SVP/Operations

Barry L. Johnston
SVP/Credit Administration

Donald B. McCarthy
SVP/Controller

Mark D. MacMillan
SVP/Information Technology

Robin S. Roush
SVP/Human Resources

Ryan T. Screnar
SVP/Internal Audit

Douglas A. Daufel
VP/Internal Audit

Angela L. Dose
VP/Principal Accounting Officer

T.J. Frickle
VP/Enterprise-Wide Risk Management

James J. Joslin
VP/Internal Audit

April D. Kelso
VP/Compliance

Sam G. Mauch
VP/Information Security

Debra M. McGlone
VP/Internal Audit

Glenn G. Nelson
VP/Information Technology

Jessica H. Rice
VP/Internal Audit

Independent Registered Public Accountants
BKD LLP
1700 Lincoln Street Suite 1400
Denver, CO 80203

Legal Counsel
Christensen, Moore, Cockrell, Cummings & Axelberg, P.C.
145 Commons Loop, Suite 200
Kalispell, MT 59901

Graham & Dunn PC
Pier 70, Suite 300
2801 Alaskan Way
Seattle, WA 98121-1128

Cover photo by: Chuck Haney
Lunch Creek, Glacier National Park, Montana

Subsidiary Bank Directors

Glacier Bank
Everit A. Sliter, CPA, Chairman
Dale G. Duff
Sean S. Frampton
Michael. J. Gwiazdon
Kristen Heck
Michael T. Henry
Marcia L. Johnson
Robert F. Leipheimer
David P. Meredith
Van Kirke Nelson, MD
Robert A. Nystuen
Sally Thompson

Mountain West Bank
Charles. R. Nipp, Chairman
Michael J. Blodnick
Dennis Downer
Bradley E. Dugdale
James M. English
Thomas Gibson
Jon W. Hippler
Stephen F. Meyer
J. Michael Patano
Don Shepherd
Steven C. Tester

First Security Bank of Missoula
Christopher B. Swartley, Chairman
John M. Bartos
William L. Bouchee
Scott M. Burke
Allen J. Fetscher
Harold J. Fraser
Michael Harrington
Marcia L. Johnson
Craig A. Langel, CPA/CVA
Walter Muralt
Dennis H. Toussaint
Stanford L. Zimet

1st Bank
Gerald L. Goulding, Chairman
Timothy O. Beppler
Michael J. Blodnick
Christian N. Bunning
Kim Charles
Eddie O. Hunsaker
David D. Madia
David A. Rich
Brent Sanders
Michael Seppala

Western Security Bank
John O. Weber, CPA, Chairman
Don J. Chery
Lance M. Egan
Jerald D. Evenson
Lori A. Forseth, MD
William D. Honaker
Douglas J. McBride, OD
Matthew J. McDonnell
Steven R. Tucker
James D. Walker

Big Sky Western Bank
Michael R. Scholz, Chairman
Douglas Alexander
Edward Brandt
Don J. Chery
Ardyce DeVries
Robyn L. Erlenbush
Taylor Middleton
Ron Ostermiller
Ronald W. Pike

Valley Bank of Helena
Kenneth V. Carpenter, MD, Chairman
Tanya M. Ask
Don J. Chery
Cary A. Hegreberg
Ronald S. Mercer
Bruce D. Mihelish
J. Andrew O'Neill
Robert J. Peccia
John P. Poston
Joseph F. Shevlin, CPA
Dr. Thomas J. Trebon

First National Bank & Trust
Richard S. Nelson, Chairman
Michael J. Blodnick
Bradley D. Bonner
R. Andrew Nelson
R. Tyler Nelson
David Reetz
Joel Revill
Victor J. Riley, Jr.
Colin M. Simpson
Jack Tracy Turnell

Citizens Community Bank
Diana B. Lyon, Chairman
Loren Azzola
Gary N. Blanchard
Ralph G. Cottle
David Hermansen
H. Brent Hill, CPA
Thomas J. Holmes
Marcia L. Johnson
W. James Johnston
William A. Knick
James E. Lee, CPA
Alan E. Stanek
James Windmiller

First Bank of Montana
William C. Spratt, Chairman
Alan R. Aldrich
Steven W. Balster
Don J. Chery
Dean M. Comes
Nellie Obrecht
Gregory A. Smith
Russel J. Spika, CPA
John R. Swanz

Bank of the San Juans
Thomas F. Melchior, Chairman
Thomas P. Berry
Michael J. Blodnick
Randy D. Burton
Arthur C. Chase, Jr.
R. John Reiter
James E. Rockelmann
Douglas Simonson

Stock and Dividend Information

2009 Cash Dividend Data

Quarter	Record Date	Payment Date	Share Amount
1	Mar 25, 2009	Apr 16, 2009	$0.13
2	Jun 24, 2009	Jul 16, 2009	$0.13
3	Sep 30, 2009	Oct 15, 2009	$0.13
4	Dec 15, 2009	Jan 14, 2010	$0.13

Anticipated Dividend Dates 2010 [1]

Quarter	Record Date	Payment Date
1	April 13, 2010	April 22, 2010
2	July 13, 2010	July 22, 2010
3	Oct 12, 2010	Oct 21, 2010
4	Jan 11, 2011	Jan 20, 2011

Anticipated Earnings 2010 [1]

Announcement Dates
April 22, 2010
July 22, 2010
October 21, 2010
January 27, 2011

Common Stock Price [2]

	2009	2008	2007	2006	2005	2004
High	$19.36	$27.72	$25.39	$25.25	$22.33	$19.14
Low	$11.92	$14.12	$17.57	$18.55	$14.05	$12.59
Close	$13.72	$19.02	$18.74	$24.44	$20.03	$18.15
Price/Earnings [3]	24.5	15.9	14.5	19.9	18.0	18.7

Ten-year Dividend History

Year	Cash Dividends Declared [2]	Stock Dividends/Splits	Distribution Date of Stock Dividends/Splits
2000	$0.23	10% Stock Dividend	May 25, 2000
2001	$0.23	None	None
2002	$0.26	None	None
2003	$0.32	10% Stock Dividend	May 22, 2003
2004	$0.36	5 for 4 stock split	May 20, 2004
2005	$0.40	5 for 4 stock split	May 26, 2005
2006	$0.45	3 for 2 stock split	December 14, 2006
2007	$0.50	None	None
2008	$0.52	None	None
2009	$0.52	None	None

[1] Subject to approval by the Board of Directors

[2] Restated for stock dividends and stock splits.

[3] Based on closing stock price and basic earnings per share as of and for the year ended December 31.

Ten-year compound annual dividend growth rate is 9.0%.

Ten-year compound total return is 11.8%.

Shareholders may reinvest their dividends and make additional cash purchases of Glacier Bancorp, Inc. common stock by participating in the company's dividend reinvestment plan. Please call American Stock Transfer & Trust Company 1-877-390-3076 for information and to request a prospectus.

Stock Performance Graph

The following graphs compare the yearly cumulative total return of the GBCI common stock over both a five-year and ten-year measurement period with the yearly cumulative total return on the stocks included in (i) the Russell 2000 Index, and (ii) the SNL Bank Index comprised of banks or bank holding companies with total assets between $5 billion and $10 billion. All of these cumulative returns are computed assuming the reinvestment of dividends at the frequency with which dividends were paid during the applicable years.



Total Return Performance
Index Value
150
125
100
75
50
12/31/04
12/30/05
12/29/06
12/31/07
12/31/08
12/31/09
Glacier Bancorp, Inc.
Russell 2000
SNL Bank $5B-$10B



Total Return Performance
Index Value
650
550
450
350
250
150
50
12/31/99
12/29/00
12/31/01
12/31/02
12/31/03
12/31/04
12/30/05
12/29/06
12/31/07
12/31/08
12/31/09
Glacier Bancorp, Inc.
Russell 2000
SNL Bank $5B-$10B

Summary of Operations and Selected Financial Data

(Dollars in thousands, except per share data)	At December 31, 2009	2008	2007	2006	2005	Compounded Annual Growth Rate 1-Year 2009/2008	5-Year 2009/2004
Summary of financial condition:							
Total assets $	**6,191,795**	5,553,970	4,817,330	4,471,298	3,708,975	**11.5%**	15.5%
Investment securities, available-for-sale	**1,506,394**	990,092	700,324	825,637	970,055	**52.1%**	6.7%
Loans receivable, net	**3,987,318**	4,053,454	3,557,122	3,165,524	2,397,187	**(1.6%)**	18.6%
Allowance for loan and lease losses	**(142,927)**	(76,739)	(54,413)	(49,259)	(38,655)	**86.3%**	40.1%
Goodwill and intangibles	**160,196**	159,765	154,264	144,466	87,114	**0.3%**	30.5%
Deposits	**4,100,152**	3,262,475	3,184,478	3,207,533	2,534,712	**25.7%**	18.8%
Advances from Federal Home Loan Bank	**790,367**	338,456	538,949	307,522	402,191	**133.5%**	(0.7%)
Securities sold under agreements to repurchase and other borrowed funds	**451,251**	1,110,731	401,621	338,986	317,222	**(59.4%)**	40.9%
Stockholders' equity	**685,890**	676,940	528,576	456,143	333,239	**1.3%**	20.5%
Equity per common share[1]	**11.13**	11.04	9.85	8.72	6.91	**0.8%**	13.6%
Equity as a percentage of total assets	**11.08%**	12.19%	10.97%	10.20%	8.98%	**(9.1%)**	4.3%

(Dollars in thousands, except per share data)	Years ended December 31, 2009	2008	2007	2006	2005	Compounded Annual Growth Rate 1-Year 2009/2008	5-Year 2009/2004
Summary of operations:							
Interest income $	**302,494**	302,985	304,760	253,326	189,985	**(0.2%)**	15.5%
Interest expense	**57,167**	90,372	121,291	95,038	59,978	**(36.7%)**	7.5%
Net interest income	**245,327**	212,613	183,469	158,288	130,007	**15.4%**	18.0%
Provision for loan losses	**124,618**	28,480	6,680	5,192	6,023	**337.6%**	97.0%
Non-interest income	**86,474**	61,034	64,818	51,842	44,626	**41.7%**	20.1%
Non-interest expense	**168,818**	145,909	137,917	112,550	90,926	**15.7%**	18.5%
Earnings before income taxes	**38,365**	99,258	103,690	92,388	77,684	**(61.3%)**	(10.2%)
Income taxes	**3,991**	33,601	35,087	31,257	25,311	**(88.1%)**	(28.3%)
Net earnings	**34,374**	65,657	68,603	61,131	52,373	**(47.6%)**	(5.1%)
Basic earnings per common share[1]	**0.56**	1.20	1.29	1.23	1.12	**(53.3%)**	(10.4%)
Diluted earnings per common share[1]	**0.56**	1.19	1.28	1.21	1.09	**(52.9%)**	(10.2%)
Dividends declared per share[1]	**0.52**	0.52	0.50	0.45	0.40	**0.0%**	7.6%

	At or for the years ended December 31, 2009	2008	2007	2006	2005
Ratios:					
Net earnings as a percent of average assets	**0.60%**	1.31%	1.49%	1.52%	1.52%
average stockholders' equity	**4.97%**	11.63%	13.82%	16.00%	17.62%
Dividend payout ratio	**92.86%**	43.33%	38.76%	36.59%	35.93%
Average equity to average asset ratio	**12.16%**	11.23%	10.78%	9.52%	8.61%
Net interest margin on average earning assets (tax equivalent)	**4.82%**	4.70%	4.50%	4.44%	4.25%
Allowance for loan and lease losses as a percent of loans	**3.46%**	1.86%	1.51%	1.53%	1.59%
Allowance for loan and lease losses as a percent of nonperforming assets	**55%**	91%	409%	554%	383%

(Dollars in thousands)	At or for the years ended December 31, 2009	2008	2007	2006	2005
Other data:					
Loans originated and acquired $	**2,430,967**	2,456,749	2,576,260	2,389,341	2,113,777
Loans serviced for others	**176,231**	181,351	177,173	177,518	145,279
Number of full time equivalent employees	**1,643**	1,571	1,480	1,356	1,125
Number of offices	**106**	101	97	93	75
Number of shareholders of record	**1,979**	2,032	1,992	1,973	1,907

[1] Revised for stock splits and dividends.


Net Earnings
$75,000
$65,000
$55,000
$45,000
$35,000
$25,000
$52,373
$61,131
$68,603
$65,657
$34,374
2005
2006
2007
2008
2009


Diluted Earnings Per Share
$1.25
$1.00
$0.75
$0.50
$0.25
$1.09
$1.21
$1.28
$1.19
$0.56
2005
2006
2007
2008
2009


Equity Per Common Share
$12.00
$10.50
$9.00
$7.50
$6.00
$6.91
$8.72
$9.85
$11.04
$11.13
2005
2006
2007
2008
2009


Return on Average Equity
18.00%
14.00%
10.00%
6.00%
2.00%
17.62%
16.00%
13.82%
11.63%
4.97%
2005
2006
2007
2008
2009


Return on Average Assets
1.50%
1.25%
1.00%
0.75%
0.50%
0.25%
1.52%
1.52%
1.49%
1.31%
0.60%
2005
2006
2007
2008
2009


Dividends Declared per Common Share
$0.60
$0.55
$0.50
$0.45
$0.40
$0.35
$0.40
$0.45
$0.50
$0.52
$0.52
2005
2006
2007
2008
2009


Total Assets
$6,000,000
$5,000,000
$4,000,000
$3,000,000
$3,708,975
$4,471,298
$4,817,330
$5,553,970
$6,191,795
2005
2006
2007
2008
2009


Net Loans
$4,500,000
$4,000,000
$3,500,000
$3,000,000
$2,500,000
$2,000,000
$2,397,187
$3,165,524
$3,557,122
$4,053,454
$3,987,318
2005
2006
2007
2008
2009


Deposits
$4,000,000
$3,500,000
$3,000,000
$2,500,000
$2,000,000
$2,534,712
$3,207,533
$3,184,478
$3,262,475
$4,100,152
2005
2006
2007
2008
2009


Loan Allocation
Installment & Other 17%
Commercial 63%
Residential Real Estate 20%


Funding Sources
FRB Discount Window 4%
Repos & Other Funds 6%
Demand Deposits 15%
FHLB Advances 14%
NOW 14%
Savings 6%
CD's 24%
Money Market 17%


Commercial Loan Mix
Agriculture 6%
SBA 2%
Other 2%
Commercial & Industrial 21%
Commercial Real Estate 69%

LETTER TO SHAREHOLDERS

Dear Shareholder,

2009 brought a lot of pain and suffering to banks across the country and though it appears the worst may now be over, the imprint it left on this industry will not soon be forgotten. It was a year that saw the banking industry's image bruised and battered by bailouts and bonuses and one in which bank bashing became a popular sport. During 2009, 140 banks failed and the list of troubled banks reached its highest level in 17 years. Throughout the year two major themes emerged and dominated the banking landscape. First, a notable decline in asset quality left many banks with some of the highest levels of delinquent and non-performing loans and securities seen in decades. Most banks in the country saw asset quality degradation during the year, some more than others. Those with heavy concentrations of residential construction and development loans were especially hard hit. A struggling economy made matters even worse as confidence declined and left consumers in no mood to spend, thus further aggravating and extending the asset problems that banks were already trying to fight through. Second, for many banks, especially some of the largest, capital levels were thought to be woefully inadequate to cover the stress of a deteriorating loan and security portfolio. Early in the year, even after capital was injected into the banking system through the Capital Purchase Program (CPP) under the Troubled Asset Relief Program (TARP), the banking climate had become so stressed there was fear that some of the largest banks would be nationalized, or at a minimum require additional government aid. Although none were technically nationalized, a couple did necessitate significant federal assistance. Unfortunately, some banks in need of a capital injection did not qualify for CPP and found it difficult, if not impossible, to attract additional capital.

Last year we were hardly immune to what was taking place around us. Deteriorating asset quality at a number of our banks caused us to also redirect our focus toward maintaining a rock-solid balance sheet while we worked through our own asset quality issues. Thankfully, we began the year as one of the most highly capitalized banks in the country. The decision made by the board of directors in 2006 to build capital turned out to be one of the most strategically sound choices the Company has ever made. As last year demonstrated over and over again, there is no substitute for strong capital levels. As we applied various stress tests to our banks' loan portfolios, it was reassuring to know we had the capital strength and earnings power to withstand the most egregious levels of loan losses and still remain a well-capitalized institution.

Most bankers are hoping for far less drama this year than last and are crossing their fingers that 2010 will bring with it a more stable banking climate and the beginning of better times in the years ahead. For us, we're also glad to be looking at 2009 through the rearview mirror. Although we made money last year, a feat in and of itself, it was far below our expectations or what we set out to achieve. Our net earnings for the year were $34.4 million, far below the $65.7 million earned the year before. Our diluted earnings per share this past year were $0.56, a 53% decrease from the $1.19 earned in 2008. This level of earnings performance is not acceptable to us and must improve. We as a Company expect far better and you as shareholders deserve nothing less. It would be easy to blame the depressed economy, high unemployment, or the collapse in price and demand for real estate for our sub-par performance, but we're not making excuses. We know what went wrong and now, more importantly, we know what has to be done to get things corrected.

In order to maintain a balance sheet that will be resilient to any additional problems or further downslide in the economy, we made the decision to add $125 million last year to build our loan loss reserve. Near term, it had a major impact on our earnings; however, no matter how painful, it was the right step to take in order to assure the long term viability of the Company. Last year's disappointing results have only strengthened our resolve to get back on track and once again attain the level of earnings you as shareholders have come to expect from Glacier Bancorp and our 11 community banks. We know we can and will do better.

Reflecting back on the events of last year, I was reminded of an old Clint Eastwood movie "The Good, the Bad and the Ugly." There was some of each in 2009. Far different from the middle years of the decade, last year had more than its share of highs and lows, ups and downs. Maintaining a balanced, level- headed approach to the events that unfolded throughout the year was the best way, maybe the only way, to preserve our sanity.

The Good

Amid all the doom and gloom that surrounded banks last year, there were definitely some "good" things that took place within our Company. Before we beat ourselves up too badly for what went wrong or what could have or should have been done differently, in retrospect, Glacier Bancorp has much to be thankful for and we can't lose sight of the positive things that took place. What's more, these accomplishments occurred during an absolutely awful time for banking in general.

In reflecting back on last year, one thing stands out above the rest: our ability to maintain and pay the dividend. Retaining the dividend underscored the strength of the balance sheet and the earnings power of the Company. While many banks were either forced or found it necessary to reduce, suspend or eliminate their dividend, we had the earnings and capital strength to sustain our dividend at the same level as the prior year. In our industry, this put us among a very select group.

Our pre-tax/pre-provision earnings were not only among the top in the nation last year, it was our best performance in the past ten years. This level of performance continues to validate the independent community bank model and proves that our banks not only know their local markets, but continue to build strong, profitable relationships within their customer base. This leads to more opportunities to sell our services and products and increase market share, which in turn allows for better pricing of both assets and liabilities. The results will be greater net interest income and ultimately larger revenue streams. To further bring home this point, last year our net interest income ranked in the 95th percentile amongst our peers. This not only put us at the top of our peer group, it also propelled the net interest margin to its highest level in the past ten years. This stream of income made it possible to generate positive earnings while significantly adding to our loan loss reserve.

In 2008, Glacier Bancorp was singled out by Bank Director Magazine as the # 1 bank among the largest 150 banks in the country. This year we were named # 3. Clearly, it would have been great to retain last year's # 1 ranking; however, we can take great pride in the fact that we have been in the top three each of the last five years, something no other bank has achieved.

Deposit growth in 2009 was exceptional and a trend we hope to continue. For the year we increased our deposit base by 26%, making it one of our best years ever. Not only was the rate of deposit growth strong, it came at a very attractive cost. We continued to focus on generating low cost, fee-producing transaction accounts and were very successful in realizing that goal. Because of this success in generating deposits, it structurally led to a profound change to the balance sheet. Historically, borrowings have always comprised a sizable portion of our overall funding base. As a result, fewer of our earning assets, especially loans, were funded by deposits. With the increase this past year in deposits, accompanied by sluggish loan growth, our reliance on borrowings to fund our loans was dramatically reduced. Increasing core deposits will also have a positive impact on the banks' funding costs. When interest rates begin to rise, these core deposits should be more stable and less susceptible to the forces of market rate movements.

Although the past year was a difficult one for lending overall, one exception was in the area of 1 – 4 family mortgage originations. Because most of this production was sold in the secondary market, it didn't help increase our loan portfolio; instead, it did provide a substantial source of fee income. Last year our fee income from the sale of mortgage loans soared to $27 million compared to the previous all time record of $15 million. The banks and their mortgage origination departments did a great job of stepping up and producing what was nothing short of stunning results. They took advantage of an accommodating interest rate environment, the availability of tax credits for first-time home buyers and real estate properties that once again became affordable to a greater number of people. In addition, historically low rates fueled a refinance boom during the first half of the year that also significantly increased our origination income. It will be tough to duplicate this type of performance in the near future.

Our efficiency ratio has always been a strength and another testament to the effectiveness of our independent community bank model. Last year was no exception as we posted one of the best efficiency ratios in our history and finished near the top 10% of our peer group. Here again, the banks did a remarkable job of controlling expenses while at the same time dramatically increasing revenues. To achieve this level of efficiency during a year when certain costs skyrocketed was nothing short of amazing. FDIC insurance expense alone increased $7.3 million last year as the Deposit Insurance Fund assessed both higher premiums on the banks and a one-time special assessment of $2.5 million. That, coupled with costs associated with the sale of other real estate owned and the write down of this property, added to the hurdles that had to be overcome. Nonetheless, the banks found ways to leverage their resources and cut back on those costs within their control. Considering the difficult operating environment, to have run this efficiently last year was extraordinary.

In October of last year we welcomed First National Bank & Trust of Powell, Wyoming, to the Glacier family of banks. After 20 years of merging and acquiring banks, it was not so much the completion of the transaction that was noteworthy; it was the mere fact that whole bank acquisitions were almost non- existent last year. Although it took far more time to complete than past transactions, it has already proven to be well worth the effort. With the addition of First National we gained significant market share in northwest Wyoming and further diversification both geographically and economically. We are also thrilled to have the Nelson family, who owned and operated the bank for four generations, as part of Glacier Bancorp.

As the result of a very successful capital raise near the end of 2008, the Company entered last year with some of the highest capital ratios in the industry. We've always been conservative in our approach to capital levels. This approach has served us well, especially last year. However, with two bank acquisitions in Colorado and Wyoming, plus over $500 million in additional organic growth, our capital levels had slipped to the mid-range of some of our peers. In order to assure we had the capital strength to support our banks and still take advantage of growth opportunities we believe will continue to present themselves over the next couple of years, we made the decision to raise additional capital. I'm pleased to report that on March 16, 2010, we completed a very successful secondary offering. selling over $150 million of GBCI stock. The demand for shares by investors was outstanding, which I trust is a testament to the long- term strength and consistency in the performance of GBCI.

The Bad

Although we had much to be thankful for and were fortunate for the many "good" things that took place last year, there was more than enough "bad" inflicted on us and the industry in 2009. Most, if not all, were a direct result of a punishing economy that pushed asset quality to the worst levels in almost 20 years. As a Company of community banks, like it or not, real estate makes up a significant portion of our loan portfolio. It is tied directly or indirectly to most of the loans we originate. Even many of our commercial and industrial loans and our consumer loans are interconnected in some way to real estate. Having some exposure to real estate concentrations has never been a bad thing. In fact, I would argue that unlike other types of lending, securing a loan with real estate was and still is a prudent lending practice. This is especially true among community banks that cater to small businesses and consumers where the largest and most valuable asset is often their home, building or property. It's when the value of the real estate gets to an irrational level, or a bank has a disproportionate amount of one specific type of real estate loan, that trouble begins to take hold.

To a certain degree we got caught up in both issues last year. If nothing else, hindsight has taught us two valuable lessons. First, we could have and should have paid closer attention to the root cause of real estate prices increasing dramatically. For homes, both new and used, it was the availability of financing. In most cases, if you could fog a mirror there was someone capable and more than willing to make you a loan. Although we stayed clear of this practice, there were builders who relied on this source of easy money to sell the homes they were building. When the funding dried up, the builders were left with an inventory of homes, many complete, that they couldn't sell. In a number of cases, we had to take them over and liquidate them ourselves. For land, both raw and developed, the culprit was speculation, primarily investors with no intent to hold or build on the property. As the demand for both raw and developed land increased, developers were willing to pay more for each new parcel to the point where the price of some property reached both dizzying and catastrophic levels. We should have known better. Both real estate inventories and values could not possibly continue to accelerate at the rates experienced during the middle years of the decade. Looking back, it's become obvious that per capita income was in no way keeping up with the rising cost of housing and something had to give. In addition, the number of homes being built was far outstripping the demand. Both nationally and in our own markets the number of homes constructed far exceeded the normalized level of household formations. Again, something had to give and, unfortunately, it did with dismal consequences. Although we plan to remain committed to residential construction lending, we don't expect the size of this portfolio to approach the levels experienced three or four years ago. We will also be far more selective as to both the number and quality of builders we finance in the future. However, the same can't be said for land development lending. We have not made a land development loan since 2007 and with inventory levels still far beyond normal demand, the probability of re-entering this business line anytime soon is remote.

The other lesson we took away from this real estate crisis has two parts. First, we didn't do a good job of tracking the overall number of lots and sub-divisions being developed throughout our footprint. We, of course, knew the level of lot and development inventory that we had financed; however, we should have been more proactive and done a better job of tracking the total number of lots and subdivisions being planned by other developers and financed by other lenders. I believe taking this additional step would have opened our eyes to the fact that in many of these markets inventory was being built at a pace where it would take years to absorb and was far in excess of a normalized rate of demand based on any reasonable growth projections. Second, when times get tough even the wealthy in this country stop buying. With some of our more expensive properties, we held the misguided belief that the rich would always be there to absorb this product. That has not necessarily been the case this past year. When equity markets get crushed as they did in 2008 and early 2009, even the wealthy in this country begin to reconsider their spending habits. How long this will last is uncertain. It is encouraging to note that as the stock market staged a dramatic comeback from its March 2009 lows, we increasingly saw more interest in some of the higher end and recreational properties. Whether that results in sales this year is still uncertain, but the signs are encouraging. And for some of our markets near the border of Canada there has been reasonable activity from our Canadian friends, especially for recreational type properties.

One thing is for certain; the level of our non-performing assets (NPAs) and other real estate owned (OREO) are far too high and need to be reduced. Because land development and residential construction loans were the main culprits that led to these increased levels of NPAs and OREO, reducing them will be our #1 priority for 2010. Fortunately, the rest of the loan portfolio has performed well, with nothing outside of normal levels of delinquent and non-performing loans. Hopefully our credit issues will continue to be isolated to land development and residential construction.
Last year, not knowing what would happen to the price or demand for real estate, we chose to take a more cautious approach to dealing with these troubled loans. Rather than sell distressed assets at deep discounts, we instead decided to support these rising NPAs by increasing the reserve for loan loss. Additionally, with our strong capital base we had the flexibility to hold these troubled assets to see if valuations improved. Unfortunately, neither the demand nor the price for real estate improved appreciably this past year. As a result, this year the plan is to take a more aggressive approach to reduce the amount of non-performing assets rather than hoping for a better climate to disburse these distressed assets.

The "bad" was not just limited to the credit quality of the Company. As shareholders I'm sure you were as disappointed as we were with the performance of our stock in 2009. No excuses, it was not a banner year for the price of our stock. Although we avoided the carnage that wrecked havoc on bank stock prices in 2008, it caught up with us last year. Our stock price began the year at $19.02 and finished at $13.72, a 28% drop. It was not what we had planned or been accustomed to in the past. Although our stock still trades at attractive multiples to the rest of the industry, this is of little consolation. As shareholders you should expect and we need to deliver better performance. If we do, and I know we can, our stock price will rebound.

The Ugly

In many ways it was one of the "ugliest" economic environments for banks in decades. Years of over- spending and borrowing excesses by government, businesses and consumers, together with the desire to have things that many couldn't afford, or the unwillingness to wait until they could, led to a debt burden in this country that spiraled out of control. Ultimately it placed so much financial strain on the system that something had to give. As businesses and consumers began the much needed, painful, and sometimes economically disruptive process of deleveraging, it set off a circular reaction causing a tremendous strain on the economy that continues through today. Consumer spending accounts for roughly 70% of the country's gross domestic product. Until individuals are more comfortable about their futures, less concerned about the security of their jobs and reasonably certain inflation will not wipe out their earnings and savings, we expect consumer confidence to be subdued and this deleveraging of their balance sheets to continue.

As individuals work to rebuild their own personal financial health, there is a renewed interest to save and less demand to borrow. Banks, ourselves included, witnessed this phenomenon this past year as loan demand dropped sharply and deposits increased dramatically. Total assets at banks nationwide fell 5.3% for the year, the largest decline in history, while loans dropped 7.5%, the biggest decline since 1942. We managed to buck one of these trends and registered strong asset growth of 11%. However, excluding the addition of First National Bank & Trust of Powell, our loans decreased by 4% in 2009. We are forecasting loan demand again this year to remain soft and not begin to pick up until 2011. The "Granddaddy of all Recessions" has been one of the ugliest and most agonizing experiences this country has ever had to endure. It has touched virtually every individual in one way or another. As the worst appears to be over, few expect a strong and robust recovery and we are in that same camp. We do expect the economy to show some signs of improvement this year and there is more cause for optimism; however, employment has got to start gaining traction or consumers will not spend and better times will be pushed further out into the future.

Fortunately, many of the markets we operate within did not experience the same type of economic meltdown that gripped other parts of the country. In fact, some of our markets not so closely tied to real estate have actually performed quite well. Eight of our eleven banks are headquartered in Montana and Wyoming and collectively make up approximately 76% of our asset base. Along with Utah, these two states continued to experience some of the lowest unemployment rates in the country during 2009. As natural resource driven economies, demand and prices for many of the commodities produced in this region held up relatively well. That's not to say these states were totally spared from the carnage that engulfed housing markets across many parts of the country. For example, western Montana's recreational and high-end second home market took a beating in 2009. Long considered the country's "Last Best Place", Montana, along with other Rocky Mountain States, witnessed a drop in the number of baby boomers and retirees moving to the area. Until real estate markets recover in other parts of the country, net worths regain some of their losses of the past two years, and people's confidence in the future improves, the real estate market will remain soft, especially for recreational property and developed land in some of the more expensive market areas we serve.

Idaho was our weakest market as unemployment pushed above 9% last year. The state's economy prospered for most of the decade experiencing significant job and population growth. It also benefited from both residential and commercial construction spending, especially in Boise. However, as the recession took hold forcing a loss of jobs, especially in the technology sector, this only exacerbated an already weakening housing market. Home purchases came to an abrupt halt leaving a glut of new construction and, as the inventory of new homes began to swell, the demand dried up. Boise, one of the West's most prolific economies during the past ten years, felt the brunt of this collapse. With the exception of lower priced homes, it has been a difficult real estate market in the Treasure Valley. Nonetheless, we are encouraged by some of the recent signs pointing to stabilization of the housing market in and around Boise. Long term that market still has great potential and it will flourish once again. However, it's going to take time for their economy to turn around, with expectations for a quick near term recovery in 2010 unlikely.

Looking Forward

Although 2009 was a year no one hoped they would ever have to endure, we now find ourselves looking forward to what hopefully will be far better times. As I reflect back on the year there was much "good" that took place within our Company. There was also the "bad" that had to be worked through and overcome, all in a rather "ugly" economy and banking environment. So what are the prospects for 2010?

Hopefully the worst is over. Signs appear to be pointing to a stabilizing real estate market. The financial markets have improved significantly from this time last year. And consumers seem a little more optimistic about the future. For sure there are still headwinds facing the country, our industry and Glacier Bancorp, but they don't appear to be as damaging as what we faced last year.

For us, 2010 should be the year where we turn the corner and our overall performance shows steady improvement. Hopefully earnings will bounce back to something closer to what we've achieved historically. In order for this to occur, continued progress has to be made on the credit front. This undoubtedly will remain our focus for the rest of this year. If successful, we could noticeably reduce the amount of loan loss reserve necessary to cover problem loans.

The amount of capital we have built over the last four years provides a rock solid foundation to further grow the Company. We continue to have the capital strength to support the subsidiary banks and also take advantage of both internal and external strategic opportunities. I expect that the dislocation we are currently experiencing in our markets will accelerate allowing us to leverage this capital by taking advantage of what might be a once in a generation chance to grow the customer base of the banks and their earning streams. I can't remember a better environment to have excess capital available to tactically be deployed. In addition to the dislocation taking place in our markets, the number of troubled institutions is on the increase. This could present additional opportunities to us if the circumstances are right. In other words, if a failed bank was within our market area and could be folded into one of our existing banks, and if it had a solid deposit franchise and we were convinced there was long term strategic value in pursing the transaction, then it could be an excellent way to further leverage our capital. The depth of the pool of possible bidders for failed banks taken over by the FDIC is pretty shallow. This could be a great time to capture additional deposit market share while having the government back stop potential loan losses.

This year we must also remain diligent in controlling costs and expenses. We are nearing completion of a few major remodels which should put our facilities in very good shape. There are no new branches currently on the drawing board, so facilities expenditures should be minimal. Additionally, there are a number of projects underway that we're very excited about. Some of these initiatives will add to our productivity, while others will generate a nice stream of fee income going forward. We're very proud of the job the banks did last year in lowering their operating expenses, but we understand that more can be done. We must continue to explore new ways to work smarter and be more efficient. This will be a major focus again this year for the entire Company.

None of this would have been possible if not for the extraordinary effort put forth by the staff and directors of this Company. Unselfish, committed and willing hardly describes the performance of these 1,700 individuals. They did a sensational job given the environment and circumstances this past year. It is times like these when the true character of an organization shines through. We have been tested and, thanks to our people, we not only made it through but we are a better and stronger Company for it. This past year has proven without a doubt the strength of our model and that, even during the most challenging of times, community banks who are committed to their communities, their customers and their employees will not only survive, they will thrive and prosper.

And finally to you our shareholders, thanks for sticking with us this past year. I know we did not attain the type of results you have come to expect. I believe we have learned a great deal from past mistakes and going forward we will do everything in our power to once again achieve the level of performance we know we are capable of producing. We understand our responsibility to provide you with an attractive return on the dollars you invest with us. It's a responsibility we will never take lightly. We are committed to do everything in our power to maintain your trust and support.

Sincerely,



Michael J. Blodnick
President and Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K/A

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009 or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
COMMISSION FILE 000-18911

GLACIER BANCORP, INC.

MONTANA	81-0519541
(State of Incorporation)	(IRS Employer Identification Number)

49 Commons Loop, Kalispell, MT 59901
(Address of Principal Office)

Registrant's telephone number, including area code: (406) 756-4200

Securities registered pursuant to Section 12(b) of the Act:

Common Stock, $0.01 par value per share	Nasdaq Global Select Market
(Title of Each Class)	(Name of Each Exchange on Which Registered)

Securities registered pursuant to Section 12(g) of the Act: NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. _X_ Yes ___ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. __ Yes _X_No

Indicate by check mark whether the registrant (i) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (ii) has been subject to such filing requirements for the past 90 days. _X_ Yes ___ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months. ___ Yes ___ No

Indicate by check mark if disclosure of delinquent filers pursuant to item 405 of regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company (as defined by Exchange Act Rule 12b-2).

_X_ Large accelerated filer ____ Accelerated filer ____ Non-accelerated filer ____ Smaller reporting company

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ___ Yes _X_ No

The aggregate market value of the voting common equity held by non-affiliates of the Registrant at June 30, 2009 (the last business day of the most recent second quarter), was $876,495,372 (based on the average bid and ask price as quoted on the NASDAQ Global Select Market at the close of business on that date).

As of February 15, 2010, there were issued and outstanding 61,619,803 shares of the Registrant's common stock. No preferred shares are issued or outstanding.

Document Incorporated by Reference
Portions of the 2010 Annual Meeting Proxy Statement dated March 29, 2010 are incorporated by reference into Part III of this Form 10-K.

GLACIER BANCORP, INC.
FORM 10-K ANNUAL REPORT
For the year ended December 31, 2009

TABLE OF CONTENTS

PART I		Page
Item 1	Business	16
Item 1A	Risk Factors	43
Item 1B	Unresolved Staff Comments	47
Item 2	Properties	48
Item 3	Legal Proceedings	48
Item 4	Submission of Matter to a Vote of Security Holders	48
PART II		
Item 5	Market for the Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities	49
Item 6	Selected Financial Data	50
Item 7	Management's Discussion and Analysis of Financial Condition and Results of Operations	52
Item 7A	Quantitative and Qualitative Disclosure about Market Risk	69
Item 8	Financial Statements and Supplementary Data	69
Item 9	Changes in and Disagreements with Accountants in Accounting and Financial Disclosures	116
Item 9A	Controls and Procedures	116
Item 9B	Other Information	116
PART III		
Item 10	Directors, Executive Officers and Corporate Governance	117
Item 11	Executive Compensation	117
Item 12	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	117
Item 13	Certain Relationships and Related Transactions, and Director Independence	117
Item 14	Principal Accounting Fees and Services	117
PART IV		
Item 15	Exhibits and Financial Statement Schedules	118

PART I

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about management's plans, objectives, expectations and intentions that are not historical facts, and other statements identified by words such as "expects," "anticipates," "intends," "plans," "believes," "should," "projects," "seeks," "estimates" or words of similar meaning. These forward-looking statements are based on current beliefs and expectations of management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company's control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations in the forward-looking statements, including those set forth in this Annual Report on Form 10-K, or the documents incorporated by reference:

- the risks associated with lending and potential adverse changes of the credit quality of loans in the Company's portfolio, including as a result of declines in the housing and real estate markets in its geographic areas;
- increased loan delinquency rates;
- the risks presented by a continued economic downturn, which could adversely affect credit quality, loan collateral values, other real estate owned values, investment values, liquidity and capital levels, dividends and loan originations;
- changes in market interest rates, which could adversely affect the Company's net interest income and profitability;
- legislative or regulatory changes that adversely affect the Company's business, ability to complete pending or prospective future acquisitions, limit certain sources of revenue, or increase cost of operations;
- costs or difficulties related to the integration of acquisitions;
- the goodwill we have recorded in connection with acquisitions could become impaired, which may have an adverse impact on our earnings and capital;
- reduced demand for banking products and services;
- the risks presented by public stock market volatility, which could adversely affect the market price of our common stock and our ability to raise additional capital in the future;
- competition from other financial services companies in our markets;
- loss of services from the senior management team; and
- the Company's success in managing risks involved in the foregoing.

Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in Risk Factors in Item 1A. Please take into account that forward-looking statements speak only as of the date of this Annual Report on Form 10-K (or documents incorporated by reference, if applicable). The Company does not undertake any obligation to publicly correct or update any forward-looking statement if it later becomes aware that actual results are likely to differ materially from those expressed in such forward-looking statement.

ITEM 1. Business

GENERAL DEVELOPMENT OF BUSINESS

Glacier Bancorp, Inc. headquartered in Kalispell, Montana (the "Company"), is a Montana corporation incorporated in 2004 as a successor corporation to the Delaware corporation originally incorporated in 1990. The Company is a regional multi-bank holding company providing commercial banking services from 106 locations in Montana, Idaho, Wyoming, Colorado, Utah and Washington. The Company offers a wide range of banking products and services, including transaction and savings deposits, commercial, consumer, and real estate loans, mortgage origination services, and retail brokerage services. The Company serves individuals, small to medium-sized businesses, community organizations and public entities.

Subsidiaries
The Company includes the parent holding company and the following eighteen subsidiaries which consist of eleven bank subsidiaries and seven trust subsidiaries.

Bank Subsidiaries

Montana
Glacier Bank ("Glacier") founded in 1955
First Security Bank of Missoula ("First Security") founded in 1973
Western Security Bank ("Western") founded in 2001
Big Sky Western Bank ("Big Sky") founded in 1990
Valley Bank of Helena ("Valley") founded in 1978
First Bank of Montana ("First Bank-MT") founded in 1924

Colorado
Bank of the San Juans ("San Juans") founded in 1998

Idaho
Mountain West Bank ("Mountain West") founded in 1993
Citizens Community Bank ("Citizens") founded in 1996

Wyoming
1st Bank ("1st Bank") founded in 1989
First National Bank & Trust ("First National") founded in 1912

Trust Subsidiaries
Glacier Capital Trust II ("Glacier Trust II")
Glacier Capital Trust III ("Glacier Trust III")
Glacier Capital Trust IV ("Glacier Trust IV")
Citizens (ID) Statutory Trust I ("Citizens Trust I")
Bank of the San Juans Bancorporation Trust I ("San Juans Trust I")
First Company Statutory Trust 2001 ("First Co Trust 01")
First Company Statutory Trust 2003 ("First Co Trust 03")

The Company formed or acquired First Co Trust 01, First Co Trust 03, San Juans Trust I, Glacier Trust IV, Glacier Trust III, Citizens Trust I, and Glacier Trust II as financing subsidiaries on October 2, 2009, October 2, 2009, December 1, 2008, August 15, 2006, January 31, 2006, April 1, 2005, and March 24, 2004, respectively. The trusts were formed for the purpose of issuing trust preferred securities and, in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification™ ("ASC") Topic 810, *Consolidation*, the subsidiaries are not consolidated into the Company's financial statements. The preferred securities entitle the shareholder to receive cumulative cash distributions from payments on Subordinated Debentures of the Company. For additional information regarding the Subordinated Debentures, see Note 10 to the Consolidated Financial Statements in "Item 8 - Financial Statements and Supplementary Data."

On February 1, 2009, First National Bank of Morgan ("Morgan") merged into 1st Bank resulting in operations being conducted under the 1st Bank charter. Prior period activity of Morgan has been combined and included in 1st Bank's historical results. The merger has been accounted for as a combination of two wholly-owned subsidiaries without acquisition accounting.

The Company provides full service brokerage services (selling products such as stocks, bonds, mutual funds, limited partnerships, annuities and other insurance products) through Raymond James Financial Services and Morgan Stanley Smith Barney, both non-affiliated companies. The Company shares in the commissions generated, without devoting significant management and staff time to this portion of the business.

Recent and Pending Acquisitions
The Company's strategy has been to profitably grow its business through internal growth and selective acquisitions. The Company continues to look for profitable expansion opportunities in existing markets and new markets in the Rocky Mountain states. During the last five years, the Company has completed the following acquisitions: On October 2, 2009, First Company and its subsidiary, First National Bank & Trust, was acquired by the Company. On December 1, 2008, Bank of the San Juans Bancorporation and its subsidiary, Bank of the San Juans in Durango, Colorado, was acquired by the Company. On April 30, 2007, North Side State Bank in Rock Springs, Wyoming was acquired and became a part of 1st Bank. On October 1, 2006, Citizens Development Company ("CDC") and its five bank subsidiaries located across Montana were acquired by the Company. On September 1, 2006, First National Bank of Morgan and its one branch office in Mountain Green, Utah was acquired. On October 31, 2005, First State Bank of Thompson Falls, Montana was acquired and its two branches were merged into First Security. On May 20, 2005, Zions National Bank branch office in Bonners Ferry, Idaho was acquired and became a branch of Mountain West. On April 1, 2005, Citizens Bank Holding Co. and its subsidiary Citizens Community Bank in Pocatello, Idaho was acquired. On February 28, 2005, First National Bank-West Co. and its subsidiary, 1st Bank, in Evanston, Wyoming were acquired.

FDIC, FHLB and FRB
The Federal Deposit Insurance Corporation ("FDIC") insures each bank subsidiary's deposit accounts. All bank subsidiaries, except San Juans are members of the Federal Home Loan Bank ("FHLB") of Seattle; however, San Juans is a member of the FHLB of Topeka, which are two of twelve banks that comprise the FHLB System. All bank subsidiaries, with the exception of Mountain West, Citizens and San Juans, are members of the Federal Reserve Bank ("FRB").

Bank Locations at December 31, 2009
The following is a list of the parent company and bank subsidiaries' main office locations as of December 31, 2009. See "Item 2. Properties."

Glacier Bancorp, Inc.	49 Commons Loop, Kalispell, MT 59901	(406) 756-4200
Glacier	202 Main Street, Kalispell, MT 59901	(406) 756-4200
Mountain West	125 Ironwood Drive, Coeur d'Alene, Idaho 83814	(208) 765-0284
First Security	1704 Dearborn, Missoula, MT 59801	(406) 728-3115
1st Bank	1001 Main Street, Evanston, WY 82930	(307) 789-3864
Western	2812 1st Avenue North, Billings, MT 59101	(406) 371-8258
Big Sky	4150 Valley Commons, Bozeman, MT 59718	(406) 587-2922
Valley	3030 North Montana Avenue, Helena, MT 59601	(406) 495-2400
First National	245 East First Street, Powell, WY 82435	(307) 754-2201
Citizens	280 South Arthur, Pocatello, ID 83204	(208) 232-5373
First Bank–MT	224 West Main, Lewistown, MT 59457	(406) 538-7471
San Juans	144 East Eighth Street, Durango, CO 81301	(970) 247-1818

FINANCIAL INFORMATION ABOUT SEGMENTS

The following abbreviated organizational chart illustrates the various existing parent and subsidiary relationships at December 31, 2009:



Glacier Bancorp, Inc.
(Parent Holding Company)
Glacier Bank
(MT Community Bank)
Mountain West Bank
(ID Community Bank)
First Security Bank of Missoula
(MT Community Bank)
1st Bank
(WY Community Bank)
Western Security Bank
(MT Community Bank)
Big Sky Western Bank
(MT Community Bank)
Valley Bank of Helena
(MT Community Bank)
First National Bank & Trust
(WY Community Bank)
Citizens Community Bank
(ID Community Bank)
First Bank of Montana
(MT Community Bank)
Bank of the San Juans
(CO Community Bank)
Glacier Capital Trust II
Glacier Capital Trust III
Glacier Capital Trust IV
Citizens (ID) Statutory Trust I
San Juans Trust I
First Company Statutory Trust 2001
First Company Statutory Trust 2003

For information regarding the parent company, separate from the subsidiaries, see "Item 7 - Management's Discussion & Analysis" and Note 16 to the Consolidated Financial Statements in "Item 8 - Financial Statements and Supplementary Data."

The business of the Company's bank subsidiaries (collectively referred to hereafter as the "Banks") consists primarily of attracting deposit accounts from the general public and originating commercial, residential, and consumer loans. The Banks' principal sources of revenue are interest on loans, loan origination fees, fees on deposit accounts and interest and dividends on investment securities. The principal sources of expenses are interest on deposits, FHLB advances, repurchase agreements, subordinated debentures, and other borrowings, as well as general and administrative expenses.

Business Segment Results

The Company defines operating segments and evaluates segment performance internally based on individual bank charters. Centrally provided services to the banks are allocated based on estimated usage of those services. If required, variable interest entities ("VIEs") are consolidated into the operating segment which invested into such entities. Intersegment revenues primarily represents interest income on intercompany borrowings, management fees, and data processing fees received by individual banks or the parent company. Intersegment revenues, expenses and assets are eliminated in order to report results in accordance with accounting principles generally accepted in the United States of America.

On February 1, 2009, Morgan merged into 1st Bank resulting in operations being conducted under the 1st Bank charter. On April 30, 2008, Glacier Bank of Whitefish ("Whitefish") merged into Glacier with operations conducted under the Glacier charter. The five bank subsidiaries acquired as a result of the acquisition of CDC included Citizens State Bank, First Citizens Bank of Billings, First National Bank of Lewistown, Western Bank of Chinook, and First Citizens Bank, N.A. On January 26, 2007, Citizens State Bank, First Citizens Bank of Billings, and First Citizens Bank, N.A. were merged into First Security, Western, and Glacier, respectively. On June 21, 2007, Western Bank of Chinook merged into First National Bank of Lewistown and renamed First Bank of Montana. Prior period activity of the merged banks has been combined and included in the acquiring bank subsidiaries' historical results.

	Glacier			Mountain West			First Security		
(Dollars in thousands)	2009	2008	2007	2009	2008	2007	2009	2008	2007
Condensed Income Statements									
Net interest income	$ 57,139	52,900	40,270	53,302	45,614	41,115	35,788	34,212	32,674
Noninterest income	15,387	13,926	13,473	27,882	20,353	19,861	8,103	6,987	6,844
Total revenues	72,526	66,826	53,743	81,184	65,967	60,976	43,891	41,199	39,518
Provision for loan losses	(32,000)	(8,825)	(1,580)	(50,500)	(11,150)	(2,225)	(10,450)	(1,750)	(1,100)
Core deposit intangible expense	(330)	(392)	(415)	(184)	(196)	(208)	(468)	(511)	(554)
Other noninterest expense	(27,325)	(27,074)	(25,231)	(51,525)	(41,922)	(36,745)	(18,897)	(17,128)	(17,295)
Pretax earnings	12,871	30,535	26,517	(21,025)	12,699	21,798	14,076	21,810	20,569
Income tax (expense) benefit	(2,803)	(10,910)	(9,294)	9,764	(3,628)	(7,701)	(3,372)	(7,282)	(7,027)
Net income (loss)	10,068	19,625	17,223	(11,261)	9,071	14,097	10,704	14,528	13,542
Average Balance Sheet Data									
Total assets	$ 1,249,755	1,165,234	1,032,420	1,219,435	1,105,761	966,955	916,115	862,203	812,554
Total loans	967,239	938,824	797,705	976,132	897,841	774,784	580,401	561,258	549,869
Total deposits	605,928	546,569	610,869	709,834	662,505	693,768	567,649	536,400	553,923
Stockholders' equity	137,188	124,163	111,191	135,932	120,606	109,378	122,153	113,653	107,503
End of Year Balance Sheet Data									
Total assets	$ 1,325,039	1,250,774	1,101,112	1,172,331	1,226,869	1,038,294	890,672	954,218	792,882
Loans, net of ALLL	903,276	963,107	863,253	919,901	955,486	836,426	548,471	561,691	548,379
Total deposits	726,403	609,473	579,190	793,006	680,404	666,330	588,858	545,199	533,260
Stockholders' equity	139,799	129,890	115,247	146,720	124,881	114,538	120,044	116,856	109,320
Performance Ratios									
Return on average assets	0.81%	1.68%	1.67%	-0.92%	0.82%	1.46%	1.17%	1.68%	1.67%
Return on average equity	7.34%	15.81%	15.49%	-8.28%	7.52%	12.89%	8.76%	12.78%	12.60%
Efficiency ratio	38.13%	41.10%	47.72%	63.69%	63.85%	60.60%	44.12%	42.81%	45.17%
Regulatory Capital Ratios & Other									
Tier I risk-based capital ratio	12.33%	11.31%	10.75%	13.39%	10.62%	10.45%	14.91%	14.29%	13.67%
Total risk-based capital ratio	13.61%	12.57%	11.92%	14.67%	11.88%	11.67%	16.18%	15.55%	14.92%
Leverage capital ratio	10.09%	9.79%	9.62%	10.98%	8.68%	9.01%	11.32%	11.31%	11.11%
Full time equivalent employees	274	283	274	376	393	354	178	178	181
Locations	17	17	16	29	29	30	13	13	13

(Dollars in thousands)	1st Bank 2009	1st Bank 2008	1st Bank 2007	Western 2009	Western 2008	Western 2007	Big Sky 2009	Big Sky 2008	Big Sky 2007
Condensed Income Statements									
Net interest income	$ 24,057	22,695	20,135	21,233	20,713	19,043	15,700	15,595	12,610
Noninterest income	4,628	4,728	4,212	8,631	3,306	8,896	3,564	3,608	3,583
Total revenues	28,685	27,423	24,347	29,864	24,019	27,939	19,264	19,203	16,193
Provision for loan losses	(10,800)	(2,012)	(630)	(3,200)	(540)	-	(9,200)	(2,200)	(645)
Core deposit intangible expense	(652)	(712)	(688)	(571)	(623)	(675)	(23)	(23)	(23)
Other noninterest expense	(14,943)	(14,143)	(13,015)	(16,342)	(16,151)	(16,050)	(8,441)	(7,390)	(7,220)
Pretax earnings	2,290	10,556	10,014	9,751	6,705	11,214	1,600	9,590	8,305
Income tax (expense) benefit	(309)	(3,631)	(3,482)	(2,813)	(1,818)	(4,129)	(121)	(3,587)	(3,144)
Net income (loss)	1,981	6,925	6,532	6,938	4,887	7,085	1,479	6,003	5,161
Average Balance Sheet Data									
Total assets	$ 606,649	563,588	510,449	604,020	566,364	545,074	340,827	325,976	286,537
Total loans	312,372	315,007	255,401	344,456	347,075	322,845	287,338	283,512	239,919
Total deposits	414,059	416,173	406,300	410,490	342,793	373,682	178,465	180,860	215,784
Stockholders' equity	97,859	87,948	79,942	87,837	83,915	85,581	45,683	38,220	33,833
End of Year Balance Sheet Data									
Total assets	$ 650,072	566,869	551,327	624,077	609,868	508,915	368,571	332,325	315,885
Loans, net of ALLL	286,019	320,370	298,800	314,613	354,199	321,533	260,433	287,394	262,934
Total deposits	421,271	418,231	439,281	504,619	357,729	345,273	184,278	179,834	215,771
Stockholders' equity	101,789	95,200	87,523	85,259	83,843	83,226	51,614	40,384	35,406
Performance Ratios									
Return on average assets	0.33%	1.23%	1.28%	1.15%	0.86%	1.30%	0.43%	1.84%	1.80%
Return on average equity	2.02%	7.87%	8.17%	7.90%	5.82%	8.28%	3.24%	15.71%	15.25%
Efficiency ratio	54.37%	54.17%	56.28%	56.63%	69.84%	59.86%	43.94%	38.60%	44.73%
Regulatory Capital Ratios & Other									
Tier I risk-based capital ratio	14.99%	12.58%	11.27%	14.67%	13.26%	14.22%	16.06%	11.89%	11.04%
Total risk-based capital ratio	16.26%	13.83%	12.50%	15.93%	14.52%	15.48%	17.34%	13.15%	12.29%
Leverage capital ratio	9.74%	8.08%	7.41%	10.19%	10.71%	11.18%	13.67%	11.62%	11.17%
Full time equivalent employees	141	148	153	161	161	161	83	83	82
Locations	12	12	11	8	8	8	5	5	5

(Dollars in thousands)	Valley 2009	Valley 2008	Valley 2007	First National 2009 [1]	First National 2008	First National 2007	Citizens 2009	Citizens 2008	Citizens 2007
Condensed Income Statements									
Net interest income	$ 14,051	12,719	10,641	3,964	-	-	10,437	7,676	7,532
Noninterest income	5,717	4,673	4,807	4,187	-	-	4,235	2,855	2,550
Total revenues	19,768	17,392	15,448	8,151	-	-	14,672	10,531	10,082
Provision for loan losses	(1,200)	(810)	(405)	(1,683)	-	-	(2,800)	(750)	(75)
Core deposit intangible expense	(42)	(42)	(42)	(144)	-	-	(111)	(128)	(146)
Other noninterest expense	(9,229)	(8,770)	(8,335)	(2,011)	-	-	(7,992)	(6,407)	(6,102)
Pretax earnings	9,297	7,770	6,666	4,313	-	-	3,769	3,246	3,759
Income tax (expense) benefit	(2,740)	(2,251)	(1,955)	(230)	-	-	(1,332)	(1,092)	(1,403)
Net income (loss)	6,557	5,519	4,711	4,083	-	-	2,437	2,154	2,356
Average Balance Sheet Data									
Total assets	$ 312,273	302,754	277,569	72,641	-	-	234,382	201,258	178,994
Total loans	195,007	199,080	190,718	39,416	-	-	168,675	143,946	134,353
Total deposits	196,506	186,004	189,547	60,832	-	-	146,780	136,997	137,861
Stockholders' equity	34,246	29,487	25,951	7,870	-	-	30,814	28,137	26,888
End of Year Balance Sheet Data									
Total assets	$ 351,228	298,392	283,155	295,953	-	-	241,807	217,697	182,769
Loans, net of ALLL	182,916	195,504	194,912	151,379	-	-	161,182	159,412	131,988
Total deposits	211,935	185,505	187,657	247,256	-	-	159,763	135,970	139,228
Stockholders' equity	30,585	31,483	27,323	31,364	-	-	31,969	29,110	27,808
Performance Ratios									
Return on average assets	2.10%	1.82%	1.70%	5.62%	-	-	1.04%	1.07%	1.32%
Return on average equity	19.15%	18.72%	18.15%	51.88%	-	-	7.91%	7.66%	8.76%
Efficiency ratio	46.90%	50.67%	54.23%	26.44%	-	-	55.23%	62.05%	61.97%
Regulatory Capital Ratios & Other									
Tier I risk-based capital ratio	13.11%	13.65%	11.68%	15.98%	-	-	11.32%	10.84%	11.92%
Total risk-based capital ratio	14.37%	14.91%	12.93%	16.89%	-	-	12.59%	12.10%	13.17%
Leverage capital ratio	8.57%	9.11%	9.03%	10.38%	-	-	9.62%	9.46%	10.10%
Full time equivalent employees	85	83	80	75	-	-	70	63	61
Locations	6	6	6	3	-	-	6	5	5

(Dollars in thousands)	First Bank - MT 2009	First Bank - MT 2008	First Bank - MT 2007	San Juans 2009	San Juans 2008 [2]	San Juans 2007	Parent 2009	Parent 2008	Parent 2007
Condensed Income Statements									
Net interest income	$ 7,900	6,676	6,308	8,021	575	-	(6,265)	(6,762)	(6,859)
Noninterest income	929	768	736	1,329	85	-	52,466	83,891	84,025
Total revenues	8,829	7,444	7,044	9,350	660	-	46,201	77,129	77,166
Provision for loan losses	(985)	(390)	(20)	(1,800)	(53)	-	-	-	-
Core deposit intangible expense	(358)	(405)	(451)	(233)	(19)	-	-	-	-
Other noninterest expense	(3,189)	(3,083)	(3,426)	(5,435)	(397)	-	(13,769)	(13,424)	(13,006)
Pretax earnings	4,297	3,566	3,147	1,882	191	-	32,432	63,705	64,160
Income tax (expense) benefit	(1,426)	(1,279)	(1,395)	(551)	(75)	-	1,942	1,952	4,443
Net income (loss)	2,871	2,287	1,752	1,331	116	-	34,374	65,657	68,603
Average Balance Sheet Data									
Total assets	$ 179,885	152,354	142,401	175,107	12,983	-	824,527	689,132	619,391
Total loans	119,840	109,706	98,402	149,665	12,172	-	-	-	-
Total deposits	121,770	109,067	107,491	140,528	11,292	-	-	-	-
Stockholders' equity	30,955	28,172	26,557	23,396	1,171	-	691,922	564,785	496,393
End of Year Balance Sheet Data									
Total assets	$ 217,379	154,645	149,483	184,528	165,784	-	832,916	814,883	660,892
Loans, net of ALLL	114,113	114,177	98,897	145,015	142,114	-	-	-	-
Total deposits	143,552	113,531	113,692	148,474	143,056	-	-	-	-
Stockholders' equity	32,627	29,329	26,941	25,410	21,207	-	685,890	676,940	528,576
Performance Ratios									
Return on average assets	1.60%	1.50%	1.23%	0.76%	0.89%	-			
Return on average equity	9.27%	8.12%	6.60%	5.69%	9.91%	-			
Efficiency ratio	40.17%	46.86%	55.04%	60.62%	63.03%	-			
Regulatory Capital Ratios & Other									
Tier I risk-based capital ratio	12.73%	11.70%	10.79%	11.11%	9.26%	-			
Total risk-based capital ratio	13.99%	12.95%	12.04%	12.37%	10.51%	-			
Leverage capital ratio	9.19%	10.17%	9.26%	10.33%	9.66%	-			
Full time equivalent employees	40	37	35	41	31	-	119	111	99
Locations	3	3	3	3	3	-	1	-	-

(Dollars in thousands)	Eliminations 2009	Eliminations 2008	Eliminations 2007	Consolidation 2009	Consolidation 2008	Consolidation 2007
Condensed Income Statements						
Net interest income	$ -	-	-	245,327	212,613	183,469
Noninterest income	(50,584)	(84,146)	(84,169)	86,474	61,034	64,818
Total revenues	(50,584)	(84,146)	(84,169)	331,801	273,647	248,287
Provision for loan losses	-	-	-	(124,618)	(28,480)	(6,680)
Core deposit intangible expense	-	-	-	(3,116)	(3,051)	(3,202)
Other noninterest expense	13,396	13,031	11,710	(165,702)	(142,858)	(134,715)
Pretax earnings	(37,188)	(71,115)	(72,459)	38,365	99,258	103,690
Income tax (expense) benefit	-	-	-	(3,991)	(33,601)	(35,087)
Net income (loss)	(37,188)	(71,115)	(72,459)	34,374	65,657	68,603
Average Balance Sheet Data						
Total assets	$ (1,043,687)	(918,204)	(766,262)	5,691,929	5,029,403	4,606,082
Total loans	-	-	(3,669)	4,140,541	3,808,421	3,360,327
Total deposits	(59,234)	(28,155)	(23,470)	3,493,607	3,100,505	3,265,755
Stockholders' equity	(753,933)	(655,472)	(606,824)	691,922	564,785	496,393
End of Year Balance Sheet Data						
Total assets	$ (962,778)	(1,038,354)	(767,384)	6,191,795	5,553,970	4,817,330
Loans, net of ALLL	-	-	-	3,987,318	4,053,454	3,557,122
Total deposits	(29,263)	(106,457)	(35,204)	4,100,152	3,262,475	3,184,478
Stockholders' equity	(797,180)	(702,183)	(627,332)	685,890	676,940	528,576
Performance Ratios						
Return on average assets				0.60%	1.31%	1.49%
Return on average equity				4.97%	11.63%	13.82%
Efficiency ratio				50.88%	53.32%	55.55%
Regulatory Capital Ratios & Other						
Tier I risk-based capital ratio				14.02%	14.30%	12.17%
Total risk-based capital ratio				15.29%	15.55%	13.42%
Leverage capital ratio				11.20%	12.38%	10.48%
Full time equivalent employees				1,643	1,571	1,480
Locations				106	101	97

[1] The average balance sheet data is based on daily averages for the entire year, with First National being acquired October 2, 2009.

[2] The average balance sheet data is based on daily averages for the entire year, with San Juans being acquired December 1, 2008.

Internet Access
Copies of the Company's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 are available free of charge through the Company's website (www.glacierbancorp.com) as soon as reasonably practicable after the Company has filed the material with, or furnished it to, the Securities and Exchange Commission ("SEC"). Copies can also be obtained by accessing the SEC's website (www.sec.gov).

Market Area
The Company has 106 locations, of which 9 are loan or administration offices, in 35 counties within 6 states including Montana, Idaho, Wyoming, Colorado, Utah, and Washington. The Company has 53 locations in Montana. In Idaho there are 30 locations. In Wyoming, there are 13 locations. In Utah, there are 4 locations. In Washington, there are 3 locations. In Colorado, there are 3 locations.

The market area's economic base primarily focuses on tourism, construction, manufacturing, service industry, and health care. The tourism industry is highly influenced by two national parks, several ski resorts, large lakes, and rural scenic areas. Construction development is a result of the high population growth that has occurred in the market areas, in particular Idaho and western Montana.

Competition
Based on the FDIC summary of deposits survey as of June 30, 2009, the Company has approximately 20 percent of the total FDIC insured deposits in the 13 counties that it services in Montana. In Idaho, the Company has approximately 6 percent of the deposits in the 9 counties that it services. In Wyoming, the Company has 22 percent of the deposits in the 6 counties it services. In Colorado, the Company has 10 percent of the deposits in the 2 counties it serves. In Utah, the Company has 3 percent of the deposits in the 3 counties it services.

There are a large number of depository institutions including savings banks, commercial banks, and credit unions in the counties in which the Company has offices. The Banks, like other depository institutions, are operating in a rapidly changing environment. Non-depository financial service institutions, primarily in the securities and insurance industries, have become competitors for retail savings and investment funds. Mortgage banking/brokerage firms are actively competing for residential mortgage business. In addition to offering competitive interest rates, the principal methods used by banking institutions to attract deposits include the offering of a variety of services including on-line banking and convenient office locations and business hours. The primary factors in competing for loans are interest rates and rate adjustment provisions, loan maturities, loan fees, and the quality of service to borrowers and brokers.

DISTRIBUTION OF ASSETS, LIABILITIES AND STOCKHOLDERS' EQUITY

Average Balance Sheet

The following three-year schedule provides (i) the total dollar amount of interest and dividend income of the Company for earning assets and the resultant average yield; (ii) the total dollar amount of interest expense on interest-bearing liabilities and the resultant average rate; (iii) net interest and dividend income and interest rate spread; and (iv) net interest margin and net interest margin tax-equivalent; and (v) return on average assets and return on average equity.

(Dollars in thousands)	Year ended 12/31/2009			Year ended 12/31/2008			Year ended 12/31/2007		
	Average Balance	Interest and Dividends	Average Yield/ Rate	Average Balance	Interest and Dividends	Average Yield/ Rate	Average Balance	Interest and Dividends	Average Yield/ Rate
Assets:									
Residential real estate loans	$ 829,348	$ 54,498	6.57%	$ 746,135	$ 51,166	6.86%	$ 798,841	$ 59,664	7.47%
Commercial loans	2,608,961	151,580	5.81%	2,390,990	165,119	6.91%	1,957,252	157,644	8.05%
Consumer and other loans	702,232	44,844	6.39%	671,296	47,725	7.11%	604,234	48,105	7.96%
Total loans	4,140,541	250,922	6.06%	3,808,421	264,010	6.93%	3,360,327	265,413	7.90%
Tax-exempt investment securities [1]	445,063	22,196	4.99%	282,884	13,901	4.91%	272,042	13,427	4.94%
Taxable investment securities	707,062	29,376	4.15%	555,955	25,074	4.51%	574,913	25,920	4.51%
Total earning assets	5,292,666	302,494	5.72%	4,647,260	302,985	6.52%	4,207,282	304,760	7.24%
Goodwill and intangibles	158,896			152,822			149,934		
Non-earning assets	240,367			229,321			248,866		
Total assets	$ 5,691,929			$ 5,029,403			$ 4,606,082		
Liabilities:									
NOW accounts	$ 572,260	$ 2,275	0.40%	$ 467,374	$ 3,014	0.64%	$ 461,341	$ 4,708	1.02%
Savings accounts	303,794	947	0.31%	272,673	1,865	0.68%	268,175	2,679	1.00%
Money market demand accounts	768,939	8,436	1.10%	760,599	17,234	2.27%	754,995	27,248	3.61%
Certificate accounts	960,403	24,719	2.57%	853,076	32,634	3.83%	1,000,797	46,824	4.68%
Wholesale deposits [2]	133,083	2,052	1.54%	7,704	265	3.44%	-	-	0.00%
Advances from FHLB	473,038	7,952	1.68%	566,933	15,355	2.71%	382,243	18,897	4.94%
Securities sold under agreements to repurchase and other borrowed funds	995,006	10,786	1.08%	752,958	20,005	2.66%	412,237	20,935	5.08%
Total interest bearing liabilities	4,206,523	57,167	1.36%	3,681,317	90,372	2.46%	3,279,788	121,291	3.70%
Non-interest bearing deposits	755,128			739,079			781,447		
Other liabilities	38,356			44,222			48,454		
Total liabilities	5,000,007			4,464,618			4,109,689		
Stockholders' Equity:									
Common stock	615			548			532		
Paid-in capital	495,340			393,158			361,003		
Retained earnings	193,973			171,385			132,352		
Accumulated other comprehensive income (loss)	1,994			(306)			2,506		
Total stockholders' equity	691,922			564,785			496,393		
Total liabilities and stockholders' equity	$ 5,691,929			$ 5,029,403			$ 4,606,082		
Net Interest Income		$ 245,327			$ 212,613			$ 183,469	
Net Interest Spread			4.36%			4.06%			3.54%
Net Interest Margin			4.64%			4.58%			4.36%
Net Interest Margin (Tax-equivalent)			4.82%			4.70%			4.50%

[1] Without tax effect on non-taxable securities income of $9,827,000, $6,155,000 and $5,944,000 for the years ended December 31, 2009, 2008, and 2007, respectively.

[2] Wholesale deposits include brokered deposits classified as NOW, money market demand, and certificate accounts.

Rate/Volume Analysis

Net interest income can be evaluated from the perspective of relative dollars of change in each period. Interest income and interest expense, which are the components of net interest income, are shown in the following table on the basis of the amount of any increases (or decreases) attributable to changes in the dollar levels of the Company's interest-earning assets and interest-bearing liabilities ("Volume") and the yields earned and rates paid on such assets and liabilities ("Rate"). The change in interest income and interest expense attributable to changes in both volume and rates has been allocated proportionately to the change due to volume and the change due to rate.

	Years ended December 31, 2009 vs. 2008			Years ended December 31, 2008 vs. 2007		
	Increase (Decrease) Due to:			Increase (Decrease) Due to:		
(Dollars in thousands)	Volume	Rate	Net	Volume	Rate	Net
Interest Income:						
Residential real estate loans	$ 5,706	$ (2,374)	$ 3,332	$ (3,936)	$ (4,562)	$ (8,498)
Commercial loans	15,053	(28,592)	(13,539)	34,934	(27,459)	7,475
Consumer and other loans	2,199	(5,080)	(2,881)	5,339	(5,719)	(380)
Investment securities	14,556	(1,959)	12,597	(377)	5	(372)
Total interest income	37,514	(38,005)	(491)	35,960	(37,735)	(1,775)
Interest Expense:						
NOW accounts	676	(1,415)	(739)	62	(1,756)	(1,694)
Savings accounts	213	(1,130)	(917)	45	(860)	(815)
Money market demand accounts	188	(8,987)	(8,799)	202	(10,215)	(10,013)
Certificate accounts	4,106	(12,021)	(7,915)	(6,911)	(7,278)	(14,189)
Wholesale deposits	4,310	(2,523)	1,787	360	(96)	264
FHLB advances	(2,544)	(4,859)	(7,403)	9,131	(12,673)	(3,542)
Repurchase agreements and other borrowed funds	6,432	(15,651)	(9,219)	17,303	(18,233)	(930)
Total Interest Expense	13,381	(46,586)	(33,205)	20,192	(51,111)	(30,919)
Net interest income	$ 24,133	$ 8,581	$ 32,714	$ 15,768	$ 13,376	$ 29,144

Net interest income increased $33 million in 2009 over 2008. The increase was primarily due to increases in loan and investment volumes and decrease in deposit and borrowing rates which combined outpaced the decrease in loan rates. For additional information see "Item 7 - Management's Discussion and Analysis".

INVESTMENT ACTIVITIES

It has generally been the Company's policy to maintain a liquid portfolio above policy limits. The Company's investment securities are generally classified as available-for-sale and are carried at estimated fair value with unrealized gains or losses, net of tax, reflected as an adjustment to stockholders' equity. The Company uses the federal statutory rate of 35 percent in calculating its tax-equivalent yield. Approximately $467 million of the investment portfolio is comprised of tax-exempt investments which is an increase of $49 million from the prior year.

For information about the Company's equity investment in the stock of the FHLB, see "Sources of Funds – Advances and Other Borrowings".

For additional investment activity information, see "Item 7 - Management's Discussion & Analysis" and Note 3 to the Consolidated Financial Statements in "Item 8 – Financial Statements and Supplementary Data".

LENDING ACTIVITY

General

The Banks focus their lending activity primarily on the following types of loans: 1) first-mortgage, conventional loans secured by residential properties, particularly single-family, 2) installment lending for consumer purposes (e.g., auto, home equity, etc.), and 3) commercial lending that concentrates on targeted businesses. "Item 7 - Management's Discussion & Analysis" and Note 4 to the Consolidated Financial Statements in "Item 8 – Financial Statements and Supplementary Data" provide more information about the loan portfolio.

Loan Portfolio Composition

The following table summarizes the Company's loan portfolio:

	At 12/31/2009		At 12/31/2008		At 12/31/2007		At 12/31/2006		At 12/31/2005	
(Dollars in thousands)	**Amount**	**Percent**	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
Real estate loans:										
Residential	**$ 746,050**	**18.71%**	$ 786,869	19.41%	$ 689,238	19.38%	$ 758,921	23.97%	$ 589,260	24.58%
Held for sale	**66,330**	**1.66%**	54,976	1.36%	40,123	1.13%	35,135	1.11%	22,540	0.94%
Total	**812,380**	**20.37%**	841,845	20.77%	729,361	20.51%	794,056	25.08%	611,800	25.52%
Commercial loans:										
Real estate	**1,900,438**	**47.66%**	1,935,341	47.74%	1,617,076	45.46%	1,165,617	36.83%	935,460	39.02%
Other commercial	**724,966**	**18.18%**	645,033	15.91%	636,351	17.89%	691,667	21.85%	425,236	17.74%
Total	**2,625,404**	**65.84%**	2,580,374	63.65%	2,253,427	63.35%	1,857,284	58.68%	1,360,696	56.76%
Consumer and other loans:										
Consumer	**201,001**	**5.04%**	208,166	5.14%	206,724	5.81%	218,640	6.91%	175,503	7.32%
Home equity	**501,920**	**12.59%**	507,831	12.53%	432,217	12.15%	356,477	11.26%	295,992	12.35%
Total	**702,921**	**17.63%**	715,997	17.67%	638,941	17.96%	575,117	18.17%	471,495	19.67%
Net deferred loan fees, premiums and discounts	**(10,460)**	**-0.26%**	(8,023)	-0.20%	(10,194)	-0.29%	(11,674)	-0.37%	(8,149)	-0.34%
Loans receivable, gross	**4,130,245**	**103.58%**	4,130,193	101.89%	3,611,535	101.53%	3,214,783	101.56%	2,435,842	101.61%
Allowance for loan and lease losses	**(142,927)**	**-3.58%**	(76,739)	-1.89%	(54,413)	-1.53%	(49,259)	-1.56%	(38,655)	-1.61%
Loans receivable, net	**$ 3,987,318**	**100.00%**	$ 4,053,454	100.00%	$ 3,557,122	100.00%	$ 3,165,524	100.00%	$ 2,397,187	100.00%

Loan Portfolio Maturities or Repricing Term

The stated maturities or first repricing term (if applicable) for the loan portfolio at December 31, 2009 was as follows:

(Dollars in thousands)	Residential Real Estate	Commercial	Consumer and Other	Totals
Variable rate maturing or repricing in:				
One year or less	$ 207,181	939,514	290,003	1,436,698
One to five years	177,185	779,525	49,569	1,006,279
Thereafter	10,932	115,084	2,054	128,070
Fixed rate maturing or repricing in:				
One year or less	261,162	281,282	146,013	688,457
One to five years	130,329	328,365	193,475	652,169
Thereafter	25,591	181,634	21,807	229,032
Totals	$ 812,380	2,625,404	702,921	4,140,705

Residential Real Estate Lending

The Company's lending activities consist of the origination of both construction and permanent loans on residential real estate loans. The Company actively solicits residential real estate loan applications from real estate brokers, contractors, existing customers, customer referrals, and walk-ins to their offices. The Company's lending policies generally limit the maximum loan-to-value ratio on residential mortgage loans to 80 percent of the lesser of the appraised value or purchase price or above 80 percent of the loan if insured by a private mortgage insurance company. The Company also provides interim construction financing for single-family dwellings. These loans are supported by a term take out commitment.

Consumer Land or Lot Loans

The Company originates land and lot acquisition loans to borrowers who intend to construct their primary residence on the respective land or lot. These loans are generally for a term of three to five years and are secured by the developed land or lot with the loan to value limited to the lesser of 75% of cost or appraised value.

Unimproved Land and Land Development Loans

Where real estate market conditions warrant, the Company makes land acquisition and development loans on properties intended for residential and commercial use. These loans are generally made for a term of 18 months to two years and secured by the developed property with a loan-to-value not to exceed the lesser of 75 percent of cost or 65 percent of the appraised discounted bulk sale value upon completion of the improvements. The loans are made to borrowers with real estate development experience and appropriate financial strength. Generally it is required that a certain percentage of the development be pre-sold or that construction and term take out commitments are in place prior to funding the loan.

Residential Builder Guidance Lines

The Company provides Builder Guidance Lines that are comprised of pre-sold and spec-home construction and lot acquisition loans. The spec-home construction and lot acquisition loans are limited to a set number and maximum amount. Generally the individual loans will not exceed a one year maturity. The homes under construction are inspected on a regular basis and advances made on a percentage of completion basis.

Commercial Real Estate Loans

Loans are made to purchase, construct and finance commercial real estate properties. These loans are generally made to borrowers who own and will occupy the property. Loans to finance investment or income properties are made, but require additional equity and a higher debt service coverage margin commensurate with the specific property and projected income.

Consumer Lending

The majority of consumer loans are secured by real estate, automobiles, or other assets. The Banks intend to continue making such loans because of their short-term nature, generally between three months and five years. Moreover, interest rates on consumer loans are generally higher than on residential mortgage loans. The Banks also originate second mortgage and home equity loans, especially to its existing customers in instances where the first and second mortgage loans are less than 80 percent of the current appraised value of the property.

Loan Portfolio by Bank Subsidiary and Regulatory Classification
The following tables summarize selected information on the Company's loan portfolio:

Loans Receivable, Gross by Bank

(Dollars in thousands)		December 31, 2009	2008	$ Change	% Change
Glacier	$	**942,254**	982,098	(39,844)	-4%
Mountain West		**957,451**	971,468	(14,017)	-1%
First Security		**566,713**	573,228	(6,515)	-1%
1st Bank		**296,913**	326,381	(29,468)	-9%
Western		**323,375**	361,261	(37,886)	-10%
Big Sky		**270,970**	293,626	(22,656)	-8%
Valley		**187,283**	199,085	(11,802)	-6%
First National		**153,058**	-	153,058	n/m
Citizens		**166,049**	162,133	3,916	2%
First Bank-MT		**117,017**	116,122	895	1%
San Juans		**149,162**	144,791	4,371	3%
Total	$	**4,130,245**	4,130,193	52	0%

Land, Lot and Other Construction Loans by Bank

(Dollars in thousands)		December 31, 2009	2008	$ Change	% Change
Glacier	$	**165,734**	204,479	(38,745)	-19%
Mountain West		**217,078**	249,916	(32,838)	-13%
First Security		**71,404**	95,960	(24,556)	-26%
1st Bank		**36,888**	41,667	(4,779)	-11%
Western		**32,045**	45,457	(13,412)	-30%
Big Sky		**71,365**	81,869	(10,504)	-13%
Valley		**14,704**	17,918	(3,214)	-18%
First National		**10,247**	-	10,247	n/m
Citizens		**13,263**	14,827	(1,564)	-11%
First Bank-MT		**1,010**	4,507	(3,497)	-78%
San Juans		**39,621**	36,793	2,828	8%
Total	$	**673,359**	793,393	(120,034)	-15%

Land, Lot and Other Construction Loans at 12/31/09 by Bank, by Type

(Dollars in thousands)		Land Development	Consumer Land or Lot	Unimproved Land	Developed Lots for Operative Builders	Commercial Developed Lot	Other Construction
Glacier	$	80,881	33,025	29,850	8,625	13,353	-
Mountain West		55,908	74,914	29,684	31,655	10,664	14,253
First Security		30,569	7,208	26,372	4,525	518	2,212
1st Bank		14,447	12,223	4,448	225	2,513	3,032
Western		16,309	7,823	5,159	587	1,914	253
Big Sky		22,909	18,882	9,925	1,992	8,420	9,237
Valley		2,597	5,867	4,513	159	349	1,219
First National		1,961	2,934	733	250	2,245	2,124
Citizens		2,868	2,633	2,652	506	655	3,949
First Bank-MT		-	65	820	-	-	125
San Juans		417	26,838	45	-	3,878	8,443
Total	$	228,866	192,412	114,201	48,524	44,509	44,847

Residential Construction Loans by Bank, by Type

(Dollars in thousands)	December 31, 2009	December 31, 2008	$ Change	% Change	Custom and Owner Occupied 12/31/2009	Pre-Sold and Spec 12/31/2009
Glacier	$ **57,183**	84,161	(26,978)	-32%	$ 9,762	47,421
Mountain West	**57,437**	100,289	(42,852)	-43%	23,606	33,831
First Security	**19,664**	19,910	(246)	-1%	9,985	9,679
1st Bank	**17,633**	30,742	(13,109)	-43%	11,010	6,623
Western	**2,245**	6,993	(4,748)	-68%	1,830	415
Big Sky	**20,679**	28,356	(7,677)	-27%	3,169	17,510
Valley	**5,170**	8,265	(3,095)	-37%	4,222	948
First National	**2,612**	-	2,612	n/m	1,505	1,107
Citizens	**13,211**	17,909	(4,698)	-26%	6,619	6,592
First Bank-MT	**234**	1,384	(1,150)	-83%	174	60
San Juans	**13,811**	11,425	2,386	21%	6,753	7,058
Total	$ **209,879**	309,434	(99,555)	-32%	$ 78,635	131,244

Single Family Residential Loans by Bank, by Type

(Dollars in thousands)	December 31, 2009	December 31, 2008	$ Change	% Change	1st Lien 12/31/2009	Junior Lien 12/31/2009
Glacier	$ **204,789**	198,654	6,135	3%	$ 183,647	21,142
Mountain West	**278,158**	274,119	4,039	1%	236,962	41,196
First Security	**82,141**	79,107	3,034	4%	68,266	13,875
1st Bank	**65,555**	62,954	2,601	4%	60,566	4,989
Western	**50,502**	56,789	(6,287)	-11%	48,099	2,403
Big Sky	**33,308**	29,493	3,815	13%	29,482	3,826
Valley	**66,644**	70,935	(4,291)	-6%	54,255	12,389
First National	**19,239**	-	19,239	n/m	16,150	3,089
Citizens	**20,937**	18,903	2,034	11%	18,695	2,242
First Bank-MT	**10,003**	10,341	(338)	-3%	8,536	1,467
San Juans	**22,811**	23,605	(794)	-3%	21,305	1,506
Total	$ **854,087**	824,900	29,187	4%	$ 745,963	108,124

Commercial Real Estate Loans by Bank, by Type

(Dollars in thousands)	December 31, 2009	December 31, 2008	$ Change	% Change	Owner Occupied 12/31/2009	Non-Owner Occupied 12/31/2009
Glacier	$ **232,552**	223,449	9,103	4%	$ 117,243	115,309
Mountain West	**230,383**	180,215	50,168	28%	164,625	65,758
First Security	**224,425**	192,352	32,073	17%	150,733	73,692
1st Bank	**64,008**	67,249	(3,241)	-5%	54,852	9,156
Western	**107,173**	98,290	8,883	9%	54,113	53,060
Big Sky	**82,303**	80,053	2,250	3%	50,699	31,604
Valley	**48,144**	46,850	1,294	3%	31,353	16,791
First National	**26,703**	-	26,703	n/m	18,329	8,374
Citizens	**55,660**	53,813	1,847	3%	42,786	12,874
First Bank-MT	**18,827**	17,397	1,430	8%	12,597	6,230
San Juans	**47,838**	50,925	(3,087)	-6%	27,306	20,532
Total	$ **1,138,016**	1,010,593	127,423	13%	$ 724,636	413,380

Consumer and Other Loans by Bank, by Type

(Dollars in thousands)		December 31, 2009	2008	$ Change	% Change		Home Equity Line of Credit 12/31/2009	Other Consumer 12/31/2009
Glacier	$	**162,723**	170,713	(7,990)	-5%	$	145,377	17,346
Mountain West		**71,702**	72,584	(882)	-1%		61,896	9,806
First Security		**78,345**	85,646	(7,301)	-9%		51,110	27,235
1st Bank		**46,455**	50,723	(4,268)	-8%		17,575	28,880
Western		**48,946**	55,714	(6,768)	-12%		33,679	15,267
Big Sky		**28,903**	33,147	(4,244)	-13%		25,569	3,334
Valley		**24,625**	25,802	(1,177)	-5%		15,938	8,687
First National		**27,320**	-	27,320	n/m		16,803	10,517
Citizens		**29,253**	28,633	620	2%		22,872	6,381
First Bank-MT		**7,650**	7,251	399	6%		3,777	3,873
San Juans		**14,189**	12,204	1,985	16%		12,439	1,750
Total	$	**540,111**	542,417	(2,306)	0%	$	407,035	133,076

n/m - not measurable

Credit Risk Management

The Company's credit risk management includes stringent credit policies, concentration limits, individual loan approval limits and committee approval of larger loan requests. Management practices also include regular internal and external credit examinations and an independent stress testing of the land acquisition/development and commercial real estate portfolios. On a quarterly basis, both the Banks and parent company management review loans experiencing deterioration of credit quality, including a review of the acquisition and development loans, and spec/pre-sold home loans. A review of loans by concentration limits is performed on a quarterly basis. Federal and state regulatory safety and soundness examinations are conducted annually at Glacier, Mountain West, First Security, 1st Bank and Western and every eighteen months for all other bank subsidiaries.

Loan Approval Limits

Individual loan approval limits have been established for each lender based on the loan types and experience of the individual. Each bank subsidiary has an Officer Loan Committee consisting of senior lenders and members of senior management. The Officer Loan Committee for each bank has approval authority up to its respective bank's Board of Directors loan approval authority. The Banks' Board of Directors approval authority is $1,000,000 at First National and $2,000,000 at all other banks. Loans over these limits up to $10,000,000 are subject to approval by the Executive Loan Committee consisting of the Banks' senior loan officers and the Company's Credit Administrator. Loans greater than $10,000,000 are subject to approval by the Company's Board of Directors. Under banking laws, loans to one borrower and related entities are limited to a set percentage of the unimpaired capital and surplus of each bank subsidiary.

Loan Purchases and Sales

Fixed-rate, long-term mortgage loans are generally sold in the secondary market. The Company is active in the secondary market, primarily through the origination of conventional, FHA and VA residential mortgages. The sale of loans in the secondary mortgage market reduces the Company's risk of holding long-term, fixed-rate loans during periods of rising rates. The sale of loans also allows the Company to make loans during periods when funds are not otherwise available for lending purposes. In connection with conventional loan sales, the Company typically sells a majority of mortgage loans originated with servicing released. The Company has also been very active in generating commercial SBA loans, and other commercial loans, with a portion of those loans sold to investors. As of December 31, 2009, loans serviced for others aggregated approximately $176 million. The Company has not originated any type of subprime mortgages, either for the loan portfolio or for sale to investors. In addition, the Company has not purchased securities that were collateralized with subprime mortgages. The Company has not purchased loans outside the Company or originate loans outside the existing geographic market area.

Loan Origination and Other Fees

In addition to interest earned on loans, the Company receives fees for originating loans. Loan fees generally are a percentage of the principal amount of the loan and are charged to the borrower, and are normally deducted from the proceeds of the loan. Loan origination fees are generally 1.0 percent to 1.5 percent on residential mortgages and .5 percent to 1.5 percent on commercial loans. Consumer loans require a flat fee as well as a minimum interest amount. The Company also receives other fees and charges relating to existing loans, which include charges and fees collected in connection with loan modifications.

Non-Performing Loans and Real Estate Owned

Loans are designated non-accrual and the accrual of interest is discontinued when the collection of the contractual principal or interest is unlikely. The Company typically places loans on non-accrual when principal or interest is due and has remained unpaid for ninety days or more unless the loan is in process of collection and well-secured by collateral the fair value of which is sufficient to pay off the debt in full. When a loan is placed on non-accrual status, interest previously accrued but not collected is reversed against current period interest income. Subsequent payments are applied to the outstanding principal balance if doubt remains as to the ultimate collectability of the loan. Interest accruals are resumed on such loans only when they are brought fully current with respect to interest and principal and when, in the judgment of management, the loans are estimated to be fully collectible as to both principal and interest.

The following tables set forth information regarding non-performing assets at the dates indicated, including breakouts by regulatory and bank subsidiary classification:

(Dollars in thousands)	**At 12/31/2009**	At 12/31/2008	At 12/31/2007	At 12/31/2006	At 12/31/2005
Non-accrual loans:					
Residential real estate	**$ 20,093**	$ 3,575	$ 934	$ 1,806	$ 726
Commercial	**168,328**	58,454	7,192	3,721	4,045
Consumer and other	**9,860**	2,272	434	538	481
Total	**198,281**	64,301	8,560	6,065	5,252
Accruing loans 90 days or more overdue:					
Residential real estate	**1,965**	4,103	840	554	1,659
Commercial	**1,311**	2,897	1,216	638	2,199
Consumer and other	**2,261**	1,613	629	153	647
Total	**5,537**	8,613	2,685	1,345	4,505
Real estate and other assets owned	**57,320**	11,539	2,043	1,484	332
Total non-performing loans and real estate and other assets owned	**261,138**	84,453	13,288	8,894	10,089
As a percentage of total bank assets	**4.13%**	1.46%	0.27%	0.19%	0.26%
Interest income [1]	**$ 11,730**	$ 4,434	$ 683	$ 462	$ 359

[1] Amount of interest that would have been recorded on loans accounted for on a non-accrual basis as of the end of each period if such loans had been current for the entire period.

(Dollars in thousands)	Non-Performing Assets, Net of Gov't. Guarantees by Loan Type December 31, 2009	2008	Non-Accruing Loans 12/31/2009	Accruing Loans 90 Days or More 12/31/2009	Other Real Estate Owned 12/31/2009
Custom and owner occupied construction	$ **3,281**	451	2,499	-	782
Pre-sold and spec construction	**29,580**	21,903	20,849	420	8,311
Land development	**88,488**	23,597	70,277	-	18,211
Consumer land or lots	**10,120**	1,511	6,161	54	3,905
Unimproved land	**32,453**	8,920	20,303	135	12,015
Developed lots for operative builders	**11,565**	5,567	6,350	114	5,101
Commercial lots	**909**	280	909	-	-
Other construction	**-**	2,668	-	-	-
Commercial real estate	**32,300**	3,391	29,859	144	2,297
Commercial and industrial	**12,271**	6,983	11,669	565	37
1-4 family	**30,868**	6,666	22,596	2,750	5,522
Home equity lines of credit	**6,234**	1,807	4,711	1,183	340
Consumer	**1,042**	602	476	172	394
Other	**2,027**	107	1,622	-	405
Total	$ **261,138**	84,453	198,281	5,537	57,320

(Dollars in thousands)	Accruing 30 - 89 Days Delinquent Loans and Non-Performing Assets, Net of Gov't. Guarantees by Bank December 31, 2009	2008	Accruing 30-89 Days Delinquent 12/31/2009	Non-Accrual and Accruing Loans 90 Days or More 12/31/2009	Other Real Estate Owned 12/31/2009
Glacier	$ **97,666**	41,691	18,677	72,157	6,832
Mountain West	**109,187**	41,415	32,506	62,855	13,826
First Security	**59,351**	18,793	14,934	31,665	12,752
1st Bank	**21,117**	14,355	4,210	7,673	9,234
Western	**9,315**	3,364	1,796	3,295	4,224
Big Sky	**31,711**	10,978	5,280	17,908	8,523
Valley	**2,542**	2,855	1,783	679	80
First National	**9,290**	-	5,744	3,407	139
Citizens	**5,340**	5,080	1,910	1,873	1,557
First Bank - MT	**800**	563	608	39	153
San Juans	**2,310**	146	43	2,267	-
Total	$ **348,629**	139,240	87,491	203,818	57,320

Non-performing assets as a percentage of the Bank's total assets at December 31, 2009 were at 4.13 percent, up from 1.46 percent as of December 31, 2008. The allowance for loan and lease losses ("ALLL" or "allowance") was 55 percent of non-performing assets at December 31, 2009, down from 91 percent for the prior year end. The Company increased the provision for loan loss from $28.5 million in 2008 to $124.6 million in 2009 resulting in a significant increase in the ALLL. Such increase was outpaced by the increase in non-performing assets, resulting in a decrease in the ALLL as a percentage of non-performing assets. Most of the Company's non-performing assets are secured by real estate and, based on the most current information available to management, including updated appraisals where appropriate, the Company believes the value of the underlying real estate collateral is adequate to minimize significant charge-offs or loss to the Company. Each bank subsidiary evaluates the level of its non-performing assets, the values of the underlying real estate and other collateral, and related trends in net charge-offs. Through pro-active credit administration, the Banks work closely with borrowers to seek favorable resolution to the extent possible, thereby attempting to minimize net charge-offs or losses to the Company.

A loan is considered impaired when, based upon current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. The amount of the impairment is measured using cash flows discounted at the loan's effective interest rate, except when it is determined that repayment of the loan is expected to be provided solely by the underlying collateral. For collateral dependent loans, impairment is measured by the fair value of the collateral less the cost to sell. When the ultimate collectability of the total principal of an impaired loan is in doubt and is designated as non-accrual, all payments are applied to principal under the cost recovery method. When the ultimate collectability of the total principal on an impaired loan is not in doubt, contractual interest is generally credited to interest income when received under the cash basis method. Total interest income recognized for impaired loans under the cash basis for the years ended December 31, 2009 and 2008 was not significant. Impaired loans, net of government guaranteed amounts, were $218.7 million and $79.9 million as of December 31, 2009 and 2008, respectively. The ALLL includes valuation allowances of $19.8 million and $8.0 million specific to impaired loans as of December 31, 2009 and 2008, respectively. The Company's troubled debt restructuring loans are included in the impaired loans amount. As of December 31, 2009, the Company had troubled debt restructuring loans of $64.6 million, of which there were $1.2 million of additional outstanding commitments.

The combined total of lot acquisition loans to borrowers who intend to construct a primary residence on the lot, and other construction and land acquisition and development loans is $883 million and represents 21.4 percent of the total loans as of December 31, 2009. At December 31, 2008, the comparable total was $1.103 billion, or 26.7 percent of total loans. Outstanding balances are centered in Western Montana, and Northern Idaho as well as Boise, Ketchum and Sun Valley Idaho.

Property acquired by foreclosure or deed-in-lieu of foreclosure is carried at the lower of fair value at acquisition date or current estimated fair value, less selling costs. Costs, excluding interest, relating to the improvement of property are capitalized, whereas those relating to holding the property are charged to expense. Fair value is determined as the amount that could be reasonably expected in a current sale (other than a forced or liquidation sale) between a willing buyer and a willing seller. If the fair value of the asset minus the estimated cost to sell is less than the cost of the property, a loss is recognized in other expenses and the asset carrying value is reduced. Any gain or loss on disposition of real estate owned is recorded in other income or other expense. The following table sets forth the changes in real estate and other assets owned for the years ended December 31, 2009 and 2008:

		Years ended December 31,	
(Dollars in thousands)		**2009**	2008
Balance at beginning of period	$	**11,539**	2,043
Additions		**71,967**	16,661
Capital improvments		**2,403**	188
Sales and write-downs		**(28,589)**	(7,353)
Balance at end of period	$	**57,320**	11,539

Allowance for Loan and Lease Losses

Determining the adequacy of the ALLL involves a high degree of judgment and is inevitably imprecise as the risk of loss is difficult to quantify. The ALLL methodology is designed to reasonably estimate the probable loan and lease losses within each bank subsidiary's loan and lease portfolios. Accordingly, the ALLL is maintained within a range of estimated losses. The determination of the ALLL and the related provision for loan losses is a critical accounting estimate that involves management's judgments about all known relevant internal and external environmental factors that affect loan losses, including the credit risk inherent in the loan and lease portfolios, economic conditions nationally and in the local markets in which the community bank subsidiaries operate, changes in collateral values, delinquencies, non-performing assets and net charge-offs. Although the Company and the Banks continue to actively monitor economic trends, a softening of economic conditions combined with declines in the values of real estate that collateralize most of the Company's loan and lease portfolios may adversely affect the credit risk and potential for loss to the Company.

The ALLL evaluation is well documented and approved by each bank subsidiary's Board of Directors and reviewed by the parent company's Board of Directors. In addition, the policy and procedures for determining the balance of the ALLL are reviewed annually by each bank subsidiary's Board of Directors, the parent company's Board of Directors, independent credit reviewer and state and federal bank regulatory agencies.

At the end of each quarter, each of the community bank subsidiaries analyzes its loan and lease portfolio and maintain an ALLL at a level that is appropriate and determined in accordance with accounting principles generally accepted in the United States of America. The ALLL balance covers estimated credit losses on individually evaluated loans, including those which are determined to be impaired, as well as estimated credit losses inherent in the remainder of the loan and lease portfolios. Each of the Bank's ALLL is considered adequate to absorb losses from any segment of its loan and lease portfolio.

The Company is committed to a conservative management of the credit risk within the loan and lease portfolios, including the early recognition of problem loans. The Company's credit risk management includes stringent credit policies, individual loan approval limits, limits on concentrations of credit, and committee approval of larger loan requests. Management practices also include regular internal and external credit examinations, identification and review of individual loans and leases experiencing deterioration of credit quality, procedures for the collection of non-performing assets, quarterly monitoring of the loan and lease portfolios, semi-annual review of loans by industry, and periodic stress testing of the loans secured by real estate.

The Company's model of eleven wholly-owned, independent community banks, each with its own loan committee, chief credit officer and Board of Directors, provides substantial local oversight to the lending and credit management function. Unlike a traditional, single-bank holding company, the Company's decentralized business model affords multiple reviews of larger loans before credit is extended, a significant benefit in mitigating and managing the Company's credit risk. The geographic dispersion of the market areas in which the Company and the community bank subsidiaries operate further mitigates the risk of credit loss. While this process is intended to limit credit exposure, there can be no assurance that problem credits will not arise and loan losses incurred, particularly in periods of rapid economic downturns.

The primary responsibility for credit risk assessment and identification of problem loans rests with the loan officer of the account. This continuous process, utilizing each of the Banks' internal credit risk rating process, is necessary to support management's evaluation of the ALLL adequacy. An independent loan review function verifying credit risk ratings evaluates the loan officer and management's evaluation of the loan portfolio credit quality. The loan review function also assesses the evaluation process and provides an independent analysis of the adequacy of the ALLL.

The Company considers the ALLL balance of $142.9 million adequate to cover inherent losses in the loan and lease portfolios as of December 31, 2009. However, no assurance can be given that the Company will not, in any particular period, sustain losses that are significant relative to the amount reserved, or that subsequent evaluations of the loan and lease portfolios applying management's judgment about then current factors, including economic and regulatory developments, will not require significant changes in the ALLL. Under such circumstances, this could result in enhanced provisions for loan losses. See additional risk factors in Part I – Item 1A – Risk Factors.

Loan Loss Experience

The following tables set forth information regarding the Banks' loan loss experience for the periods indicated:

		Years ended December 31,				
(Dollars in thousands)		**2009**	2008	2007	2006	2005
Balance at beginning of period	$	**76,739**	54,413	49,259	38,655	26,492
Charge-offs:						
Residential real estate		**(18,854)**	(3,233)	(306)	(14)	(115)
Commercial loans		**(35,077)**	(4,957)	(2,367)	(1,187)	(744)
Consumer and other loans		**(6,965)**	(1,649)	(714)	(448)	(539)
Total charge offs		**(60,896)**	(9,839)	(3,387)	(1,649)	(1,398)
Recoveries:						
Residential real estate		**423**	23	208	341	82
Commercial loans		**1,636**	716	656	331	414
Consumer and other loans		**407**	321	358	298	415
Total recoveries		**2,466**	1,060	1,222	970	911
Charge-offs, net of recoveries		**(58,430)**	(8,779)	(2,165)	(679)	(487)
Acquisitions [1]		**-**	2,625	639	6,091	6,627
Provision for loan losses		**124,618**	28,480	6,680	5,192	6,023
Balance at end of period	$	**142,927**	76,739	54,413	49,259	38,655
Ratio of net charge-offs to average loans outstanding during the period		**1.41%**	0.23%	0.06%	0.02%	0.02%
Allowance for loan and lease losses as a percentage of total loan and leases		**3.46%**	1.86%	1.51%	1.53%	1.59%

[1] Acquisition of San Juans in 2008, North Side in 2007, CDC and Morgan in 2006, First State Bank, Citizens and 1st Bank in 2005

(Dollars in thousands)		Allowance for Loan and Lease Losses December 31, 2009	2008	Provision for Year Ended 12/31/2009	Provision for Year Ended 12/31/09 Over Net Charge-Offs	ALLL as a Percent of Loans 12/31/2009
Glacier	$	**38,978**	18,990	32,000	2.7	4.14%
Mountain West		**37,551**	15,982	50,500	1.7	3.92%
First Security		**18,242**	11,537	10,450	2.8	3.22%
1st Bank		**10,895**	6,012	10,800	1.8	3.67%
Western		**8,762**	7,062	3,200	2.1	2.71%
Big Sky		**10,536**	6,232	9,200	1.9	3.89%
Valley		**4,367**	3,581	1,200	2.9	2.33%
First National		**1,679**	-	1,683	420.8	1.10%
Citizens		**4,865**	2,721	2,800	4.3	2.93%
First Bank - MT		**2,904**	1,945	985	37.9	2.48%
San Juans		**4,148**	2,677	1,800	5.5	2.78%
Total	$	**142,927**	76,739	124,618	2.1	3.46%

(Dollars in thousands)		Net Charge-Offs, Year-to-Date Period Ending Year Ended December 31, 2009	2008	Charge-Offs 12/31/2009	Recoveries 12/31/2009
Glacier	$	**12,012**	1,121	12,117	105
Mountain West		**28,931**	5,557	29,766	835
First Security		**3,745**	425	3,931	186
1st Bank		**5,917**	347	6,215	298
Western		**1,500**	282	1,896	396
Big Sky		**4,896**	600	5,433	537
Valley		**414**	127	457	43
First National		**4**	-	4	-
Citizens		**656**	302	683	27
First Bank-MT		**26**	17	57	31
San Juans		**329**	1	337	8
Total	$	**58,430**	8,779	60,896	2,466

Allocation of the Allowance for Loan and Lease Losses

		2009		2008		2007		2006		2005	
(Dollars in thousands)		**Allowance for Loan and Lease Losses**	**Percent of Loans in Category**	Allowance for Loan and Lease Losses	Percent of Loans in Category	Allowance for Loan and Lease Losses	Percent of Loans in Category	Allowance for Loan and Lease Losses	Percent of Loans in Category	Allowance for Loan and Lease Losses	Percent of Loans in Category
Residential real estate	$	**13,496**	**19.6%**	7,233	20.3%	4,755	20.2%	5,421	24.6%	4,318	25.0%
Commercial real estate		**66,791**	**45.9%**	35,305	46.8%	23,010	44.6%	16,741	36.1%	14,370	38.3%
Other commercial		**39,558**	**17.5%**	21,590	15.6%	17,453	17.6%	18,361	21.5%	12,566	17.4%
Consumer and other loans		**23,082**	**17.0%**	12,611	17.3%	9,195	17.6%	8,736	17.8%	7,401	19.3%
Totals	$	**142,927**	**100.0%**	76,739	100.0%	54,413	100.0%	49,259	100.0%	38,655	100.0%

The increase in the ALLL was primarily due to the increase in non-performing assets since December 31, 2008 and a downturn in global, national and local economies. The ALLL has increased $66.2 million, or 86 percent, from a year ago. The ALLL of $142.9 million is 3.46 percent of December 31, 2009 total loans outstanding, up from 1.86 percent at prior year end. The provision for loan losses expense was $124.6 million, an increase of $96.1 million from 2008. Net loans and lease charge-offs were $58.4 million, or 1.41 percent of average loans and leases in 2009, compared to net charge-offs of $8.8 million, or 0.23 percent of average loans and leases in 2008. Each of the Banks' charge-off policy is consistent with bank regulatory standards. Consumer loans are generally charged off when the loan becomes over 120 days delinquent. Loan portfolio growth, composition, average loan size, credit quality considerations, and other environmental factors will continue to determine the level of additional provision expense.

For additional information regarding the ALLL, its relation to the provision for loan losses and risk related to asset quality, see Note 4 to the Consolidated Financial Statements in "Item 8 – Financial Statements and Supplementary Data."

SOURCES OF FUNDS

General

Deposits obtained through the Banks have traditionally been the principal source of funds for use in lending and other business purposes. Currently, the Banks have a number of different deposit programs designed to attract both short-term and long-term deposits from the general public by providing a wide selection of accounts and rates. These programs include regular statement savings, interest-bearing checking, money market deposit accounts, and fixed rate certificates of deposit with maturities ranging form three months to five years, negotiated-rate jumbo certificates, non-interest demand accounts, and individual retirement accounts. In addition, the Banks obtain wholesale deposits through various programs including the Certificate of Deposit Account Registry System ("CDARS").

The Banks also obtain funds from loan repayments, advances from the FHLB, borrowings through the FRB, borrowings from the U.S. Treasury Tax and Loan funds, repurchase agreements, and loan sales. Loan repayments are a relatively stable source of funds, while interest bearing deposit inflows and outflows are significantly influenced by general interest rate levels and market conditions. Borrowings and advances may be used on a short-term basis to compensate for reductions in normal sources of funds such as deposit inflows at less than projected levels. They also may be used on a long-term basis to support expanded activities and to match maturities of longer-term assets.

Deposits

Deposits are obtained primarily from individual and business residents of the Banks' market area. The Banks issue negotiated-rate certificate of deposits accounts and have paid a limited amount of fees to brokers to obtain deposits. The following table illustrates the amounts outstanding for deposits $100,000 and greater, according to the time remaining to maturity, of which $224 million consists of CDARS deposits.

(Dollars in thousands)	Certificate of Deposits	Demand Deposits	Totals
Within three months $	231,811	1,586,604	1,818,415
Three months to six months	144,914	-	144,914
Seven months to twelve months	260,038	-	260,038
Over twelve months	92,383	-	92,383
Totals $	729,146	1,586,604	2,315,750

For additional deposit information, see "Item 7 - Management's Discussion & Analysis" and Note 7 to the Consolidated Financial Statements in "Item 8 – Financial Statements and Supplementary Data".

Advances and Other Borrowings

As members of the FHLB, the Banks may borrow from such entity on the security of FHLB stock, which the Banks are required to own as a member. The borrowings are collateralized by eligible categories of loans and investment securities (principally, securities which are obligations of, or guaranteed by, the United States and its agencies), provided certain standards related to credit-worthiness have been met. Advances are made pursuant to several different credit programs, each of which has its own interest rate and range of maturities. Depending on the program, limitations on the amount of advances are based either on a fixed percentage of an institution's total assets or on the FHLB's assessment of the institution's credit-worthiness. FHLB advances have been used from time to time to meet seasonal and other withdrawals of deposits and to expand lending by matching a portion of the estimated amortization and prepayments of retained fixed rate mortgages. All bank subsidiaries, except San Juans, are members of the FHLB of Seattle; however, San Juans is a member of the FHLB of Topeka.

The Banks also borrow funds from the FRB and from the U.S. Treasury Tax and Loan program. Both programs require pledging of certain loans or investment securities of the Banks and are generally short term obligations.

From time to time, primarily as a short-term financing arrangement for investment or liquidity purposes, the Banks have made use of repurchase agreements. This process involves the "selling" of one or more of the securities in the Banks' portfolio and by entering into an agreement to "repurchase" that same security at an agreed upon later date. A rate of interest is paid for the subject period of time. In addition, although the Banks have offered retail repurchase agreements to its retail customers, the Government Securities Act of 1986 imposed confirmation and other requirements which generally made it impractical for financial institutions to offer such investments on a broad basis. Through policies adopted by each of the bank's Board of Directors, the Banks enter into repurchase agreements with local municipalities, and certain customers, and have adopted procedures designed to ensure proper transfer of title and safekeeping of the underlying securities.

The following chart illustrates the average balances and the maximum outstanding month-end balances for FHLB advances, repurchase agreements, U.S. Treasury Tax and Loan borrowings, and FRB borrowings:

	Years ended December 31,		
(Dollars in thousands)	**2009**	2008	2007
FHLB advances:			
Amount outstanding at end of period.................$	**790,367**	338,456	538,949
Average balance...$	**473,038**	566,933	382,243
Maximum outstanding at any month-end............ $	**790,367**	822,107	538,949
Weighted average interest rate..........................	**1.68%**	2.71%	4.94%
Repurchase agreements:			
Amount outstanding at end of period.................$	**212,506**	188,363	178,041
Average balance...$	**204,503**	188,952	171,290
Maximum outstanding at any month-end............ $	**234,914**	196,461	193,421
Weighted average interest rate..........................	**0.98%**	2.02%	4.35%
U.S. Treasury Tax and Loan:			
Amount outstanding at end of period.......................$	**5,136**	6,067	221,409
Average balance...$	**3,686**	165,690	120,188
Maximum outstanding at any month-end............ $	**5,136**	385,246	244,012
Weighted average interest rate................................	**0.00%**	2.28%	5.03%
Federal Reserve Bank discount window:			
Amount outstanding at end of period.......................$	**225,000**	914,000	-
Average balance...$	**658,262**	277,611	-
Maximum outstanding at any month-end............ $	**1,005,000**	928,000	-
Weighted average interest rate................................	**0.26%**	1.76%	-

For additional information concerning the Company's borrowings and repurchase agreements, see Notes 8 and 9 to the Consolidated Financial Statements in "Item 8 – Financial Statements and Supplementary Data".

Subordinated Debentures

In addition to funds obtained in the ordinary course of business, the Company formed Glacier Trust II, Glacier Trust III, and Glacier Trust IV as financing subsidiaries and obtained Citizens Trust I in connection with the acquisition of Citizens on April 1, 2005, San Juans Trust I in connection with the acquisition of San Juans on December 1, 2008, and First Co Trust 01 and First Co Trust 03 in connection with the acquisition of First National on October 2, 2009. The trusts issued preferred securities that entitle the shareholder to receive cumulative cash distributions from payments thereon. The Subordinated Debentures outstanding as of December 31, 2009 are $124,988,000, including fair value adjustments from acquisitions. For additional information regarding the subordinated debentures, see Note 10 to the Consolidated Financial Statements "Item 8 – Financial Statements and Supplementary Data".

EMPLOYEES

As of December 31, 2009, the Company employed 1,739 persons, 1,497 of whom were full time, none of whom were represented by a collective bargaining group. The Company provides its employees with a comprehensive benefit program, including medical insurance, dental plan, life and accident insurance, long-term disability coverage, sick leave, profit sharing plan, savings plan and employee stock options. The Company considers its employee relations to be excellent. See Note 13 in the Consolidated Financial Statements in "Item 8 – Financial Statements and Supplementary Data" for detailed information regarding employee benefit plans and eligibility.

SUPERVISION AND REGULATION

Introduction

The following discussion provides an overview of certain elements of the extensive regulatory framework applicable to the Company and the Banks. This regulatory framework is primarily designed for the protection of depositors, federal deposit insurance funds and the banking system as a whole, rather than specifically for the protection of shareholders. Due to the breadth and growth of this regulatory framework, the costs of compliance continue to increase in order to monitor and satisfy these requirements.

To the extent that this section describes statutory and regulatory provisions, it is qualified by reference to those provisions. These statutes and regulations, as well as related policies, are subject to change by Congress, state legislatures and federal and state regulators. Changes in statutes, regulations or regulatory policies applicable to the Company, including the interpretation or implementation thereof, could have a material effect on the Company's business or operations. Recently, in light of the recent financial crisis, numerous proposals to modify or expand banking regulation have surfaced. Based on past history, if any are approved, they will add to the complexity and cost of the Company's business.

Bank Holding Company Regulation

General. The Company is a bank holding company as defined in the Bank Holding Company Act of 1956, as amended ("BHCA"), due to its ownership of the bank subsidiaries listed below. Glacier, First Security, Western, Big Sky, Valley, and First Bank-MT are Montana state-chartered banks and are members of the Federal Reserve System; Mountain West and Citizens are Idaho state-chartered banks; 1st Bank is a Wyoming state-chartered bank and is a member of the Federal Reserve System; First National is a nationally chartered bank and is a member of the Federal Reserve System; and San Juans is a Colorado state-chartered bank. The deposits of the Banks are insured by the FDIC.

As a bank holding company, the Company is subject to regulation, supervision and examination by the Federal Reserve. In general, the BHCA limits the business of bank holding companies to owning or controlling banks and engaging in other activities closely related to banking. The Company must also file reports with and provide additional information to the Federal Reserve. Under the Financial Services Modernization Act of 1999, a bank holding company may apply to the Federal Reserve to become a financial holding company, and thereby engage (directly or through a subsidiary) in certain expanded activities deemed financial in nature, such as securities brokerage and insurance underwriting.

Holding Company Bank Ownership. The BHCA requires every bank holding company to obtain the prior approval of the Federal Reserve before (i) acquiring, directly or indirectly, ownership or control of any voting shares of another bank or bank holding company if, after such acquisition, it would own or control more than 5% of such shares; (ii) acquiring all or substantially all of the assets of another bank or bank holding company; or (iii) merging or consolidating with another bank holding company.

Holding Company Control of Nonbanks. With some exceptions, the BHCA also prohibits a bank holding company from acquiring or retaining direct or indirect ownership or control of more than 5% of the voting shares of any company that is not a bank or bank holding company, or from engaging directly or indirectly in activities other than those of banking, managing or controlling banks or providing services for its subsidiaries. The principal exceptions to these prohibitions involve certain non-bank activities that, by federal statute, agency regulation or order, have been identified as activities closely related to the business of banking or of managing or controlling banks.

Transactions with Affiliates. Bank subsidiaries of a bank holding company are subject to restrictions imposed by the Federal Reserve Act on extensions of credit to the holding company or its subsidiaries, on investments in their securities, and on the use of their securities as collateral for loans to any borrower. These regulations and restrictions may limit the Company's ability to obtain funds from the bank subsidiaries for its cash needs, including funds for payment of dividends, interest and operational expenses.

Tying Arrangements. The Company is prohibited from engaging in certain tie-in arrangements in connection with any extension of credit, sale or lease of property or furnishing of services. For example, with certain exceptions, neither the Company nor the Banks may condition an extension of credit to a customer on either (i) a requirement that the customer obtain additional services provided by the Company or Banks; or (ii) an agreement by the customer to refrain from obtaining other services from a competitor.

Support of Bank Subsidiaries. Under Federal Reserve policy, the Company is expected to act as a source of financial and managerial strength to its banks. This means that the Company is required to commit, as necessary, resources to support the Banks. Any capital loans a bank holding company makes to its bank subsidiaries are subordinate to deposits and to certain other indebtedness of those bank subsidiaries.

State Law Restrictions. As a Montana corporation, the Company is subject to certain limitations and restrictions under applicable Montana corporate law. For example, state law restrictions in Montana include limitations and restrictions relating to indemnification of directors, distributions to shareholders, transactions involving directors, officers or interested shareholders, maintenance of books, records and minutes, and observance of certain corporate formalities.

The Bank Subsidiaries

Glacier, First Security, Western, Big Sky, Valley, and First Bank-MT are subject to regulation and supervision by the Montana Department of Administration's Banking and Financial Institutions Division and the Federal Reserve as a result of their membership in the Federal Reserve System.

Mountain West and Citizens are subject to regulation by the Idaho Department of Finance and by the FDIC. In addition, Mountain West's Utah and Washington branches are primarily regulated by the Utah Department of Financial Institutions and the Washington Department of Financial Institutions, respectively.

1st Bank is a member of the Federal Reserve System and is subject to regulation and supervision by the Federal Reserve and also the Wyoming Division of Banking as a Wyoming state chartered bank. First National is a member of the Federal Reserve System and is subject to regulation and supervision by the Federal Reserve and also the Office of Comptroller of the Currency ("OCC") as a nationally chartered bank, and to a certain extent, by the Wyoming Division of Banking.

San Juans is subject to regulation by the Colorado Department of Regulatory Agencies-Division of Banking and by the FDIC.

The federal laws that apply to the Banks regulate, among other things, the scope of their business, their investments, their reserves against deposits, the timing of the availability of deposited funds, and the nature, amount of, and collateral for loans. Federal laws also regulate community reinvestment and insider credit transactions and impose safety and soundness standards.

Community Reinvestment. The Community Reinvestment Act of 1977 requires that, in connection with examinations of financial institutions within their jurisdiction, federal bank regulators must evaluate the record of financial institutions in meeting the credit needs of their local communities, including low and moderate-income neighborhoods, consistent with the safe and sound operation of those banks. A bank's community reinvestment record is also considered by the applicable banking agencies in evaluating mergers, acquisitions, and applications to open a branch or facility.

Insider Credit Transactions. Banks are also subject to certain restrictions on extensions of credit to executive officers, directors, principal shareholders, and their related interests. Extensions of credit (i) must be made on substantially the same terms, including interest rates and collateral, and follow credit underwriting procedures that are at least as stringent, as those prevailing at the time for comparable transactions with persons not covered above and who are not employees; and (ii) must not involve more than the normal risk of repayment or present other unfavorable features. Banks are also subject to certain lending limits and restrictions on overdrafts to insiders. A violation of these restrictions may result in the assessment of substantial civil monetary penalties, the imposition of a cease and desist order, and other regulatory sanctions.

Regulation of Management. Federal law (i) sets forth circumstances under which officers or directors of a bank may be removed by the institution's federal supervisory agency; (ii) places restraints on lending by a bank to its executive officers, directors, principal shareholders, and their related interests; and (iii) prohibits management personnel of a bank from serving as a director or in other management positions of another financial institution whose assets exceed a specified amount or which has an office within a specified geographic area.

Safety and Soundness Standards. Federal law imposes upon banks certain non-capital safety and soundness standards. These standards cover, among other things, internal controls, information systems and internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation, fees and benefits, such other operational and managerial standards as the agency determines to be appropriate, and standards for asset quality, earnings and stock valuation. An institution that fails to meet these standards must develop a plan acceptable to its regulators, specifying the steps that the institution will take to meet the standards. Failure to submit or implement such a plan may subject the institution to regulatory sanctions.

Interstate Banking and Branching

The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Interstate Act") relaxed prior interstate branching restrictions under federal law by permitting nationwide interstate banking and branching under certain circumstances. Generally, bank holding companies may purchase banks in any state and states may not prohibit these purchases. Additionally, banks are permitted to merge with banks in other states as long as the home state of neither merging bank has opted out under the legislation. The Interstate Act requires regulators to consult with community organizations before permitting an interstate institution to close a branch in a low-income area. Federal bank regulations prohibit banks from using their interstate branches primarily for deposit production and federal bank regulatory agencies have implemented a loan-to-deposit ratio screen to ensure compliance with this prohibition.

With regard to interstate bank mergers, Montana "opted-out" of the Interstate Act. Subject to certain conditions, an in-state bank that has been in existence for at least 5 years may merge with an out-of-state bank. Banks, bank holding companies, and their respective subsidiaries cannot acquire control of a bank located in Montana if, after the acquisition, the acquiring institution, together with its affiliates, would directly or indirectly control more than 22% of the total deposits of insured depository institutions and credit unions located in Montana. Montana law does not authorize the establishment of a branch bank in Montana by an out-of-state bank.

Idaho has enacted "opting in" legislation in accordance with the Interstate Act provisions allowing banks to engage in interstate merger transactions subject to certain "aging" requirements. Branches may not be acquired or opened separately in Idaho by an out-of-state bank, but once an out-of-state bank has acquired a bank within Idaho, either through merger or acquisition of all or substantially all of the bank's assets, the out-of-state bank may open additional branches within Idaho.

Under Wyoming law, banks located in Wyoming may be acquired by out-of-state banks so long as (i) with certain exceptions, the resulting bank and its affiliates would not control 30% or more of the total deposits held by all insured depository institutions in Wyoming; and (ii) the in-state bank has been in existence for at least three years. Branches may not be acquired or opened separately in Wyoming by an out-of-state bank, but once an out-of-state bank has acquired a bank within Wyoming, either through merger or acquisition of all or substantially all of the bank's assets, the out-of-state bank may open additional branches within Wyoming.

Under Colorado law, an out-of-state bank holding company may not acquire control of, or acquire all or substantially all of the assets of, a Colorado bank unless such bank has been in operation for at least five years. An out-of-state bank holding company acquiring control of a Colorado bank holding company may acquire control of any Colorado bank controlled by the Colorado bank holding company even though such bank has been in operation for less than five years.

Utah and Washington have each enacted "opting in" legislation similar in certain respects to that enacted by Idaho, allowing banks to engage in interstate merger transactions subject to certain aging requirements. Under Utah law, an out-of-state bank may acquire a bank branch located in Utah, but it may not establish a de novo branch in Utah if its home state does not have reciprocal laws on de novo branching. Under Washington law, an out-of-state bank may, subject to the Director's approval, open de novo branches in Washington or acquire an in-state branch so long as the home state of the out-of-state bank has reciprocal laws with respect to de novo branching or branch acquisitions.

Dividends

The principal source of the Company's cash is from dividends received from the Banks, which are subject to government regulation and limitation. Regulatory authorities may prohibit banks and bank holding companies from paying dividends in a manner that would constitute an unsafe or unsound banking practice. In addition, a bank may not pay cash dividends if that payment could reduce the amount of its capital below that necessary to meet minimum applicable regulatory capital requirements. State law and, in the case of First National, national banking laws and related OCC regulations, limit a bank's ability to pay dividends that are greater than a certain amount without approval of the applicable agency. Additionally, current guidance from the Federal Reserve provides, among other things, that dividends per share on the Company's common stock generally should not exceed earnings per share, measured over the previous four fiscal quarters.

Capital Adequacy

Regulatory Capital Guidelines. Federal bank regulatory agencies use capital adequacy guidelines in the examination and regulation of bank holding companies and banks. The guidelines are "risk-based," meaning that they are designed to make capital requirements more sensitive to differences in risk profiles among banks and bank holding companies.

Tier I and Tier II Capital. Under the guidelines, an institution's capital is divided into two broad categories, Tier I capital and Tier II capital. Tier I capital generally consists of common shareholders' equity, surplus, undivided profits, and subordinated debentures. Tier II capital generally consists of the allowance for loan and lease losses, hybrid capital instruments, and subordinated debt. The sum of Tier I capital and Tier II capital represents an institution's total capital. The guidelines require that at least 50% of an institution's total capital consist of Tier I capital.

Risk-based Capital Ratios. The adequacy of an institution's capital is gauged primarily with reference to the institution's risk-weighted assets. The guidelines assign risk weightings to an institution's assets in an effort to quantify the relative risk of each asset and to determine the minimum capital required to support that risk. An institution's risk-weighted assets are then compared with its Tier I capital and total capital to arrive at a Tier I risk-based ratio and a total risk-based ratio, respectively. The guidelines provide that an institution must have a minimum Tier I risk-based ratio of 4% and a minimum total risk-based ratio of 8%.

Leverage Ratio. The guidelines also employ a leverage ratio, which is Tier I capital as a percentage of average total assets, less intangibles. The principal objective of the leverage ratio is to constrain the maximum degree to which a bank holding company may leverage its equity capital base. The minimum leverage ratio is 4%.

Prompt Corrective Action. Under the guidelines, an institution is assigned to one of five capital categories depending on its total risk-based capital ratio, Tier I risk-based capital ratio, and leverage ratio, together with certain subjective factors. The categories range from "well capitalized" to "critically undercapitalized." Institutions that are "undercapitalized" or lower are subject to certain mandatory supervisory corrective actions. During these challenging economic time, the federal banking regulators have actively enforced these provisions.

Regulatory Oversight and Examination

The Federal Reserve conducts periodic inspections of bank holding companies, which are performed both onsite and offsite. The supervisory objectives of the inspection program are to ascertain whether the financial strength of the bank holding company is being maintained on an ongoing basis and to determine the effects or consequences of transactions between a holding company or its non-banking subsidiaries and its bank subsidiaries. For holding companies under $10 billion in assets, the inspection type and frequency varies depending on asset size, complexity of the organization, and the holding company's rating at its last inspection.

Banks are subject to periodic examinations by their primary regulators. Bank examinations have evolved from reliance on transaction testing in assessing a bank's condition to a risk-focused approach. These examinations are extensive and cover the entire breadth of operations of the bank. Generally, safety and soundness examinations occur on an 18-month cycle for banks under $500 million in total assets that are well capitalized and without regulatory issues, and 12-months otherwise. Examinations alternate between the federal and state bank regulatory agency or may occur on a combined schedule. The frequency of consumer compliance and CRA examinations is linked to the size of the institution and its compliance and CRA ratings at its most recent examinations. However, the examination authority of the Federal Reserve and the FDIC allows them to examine supervised banks as frequently as deemed necessary based on the condition of the bank or as a result of certain triggering events.

Corporate Governance and Accounting Legislation

Sarbanes-Oxley Act of 2002. The Sarbanes-Oxley Act of 2002 (the "Act") addresses, among other things, corporate governance, auditing and accounting, enhanced and timely disclosure of corporate information, and penalties for non-compliance. Generally, the Act (i) requires chief executive officers and chief financial officers to certify to the accuracy of periodic reports filed with the Securities and Exchange Commission (the 'SEC"); (ii) imposes specific and enhanced corporate disclosure requirements; (iii) accelerates the time frame for reporting of insider transactions and periodic disclosures by public companies; (iv) requires companies to adopt and disclose information about corporate governance practices, including whether or not they have adopted a code of ethics for senior financial officers and whether the audit committee includes at least one "audit committee financial expert;" and (v) requires the SEC, based on certain enumerated factors, to regularly and systematically review corporate filings.

To deter wrongdoing, the Act: (i) subjects bonuses issued to top executives to disgorgement if a restatement of a company's financial statements was due to corporate misconduct; (ii) prohibits an officer or director misleading or coercing an auditor; (iii) prohibits insider trades during retirement plan "blackout periods"; (iv) imposes new criminal penalties for fraud and other wrongful acts; and (v) extends the period during which certain securities fraud lawsuits can be brought against a company or its officers.

As a publicly reporting company, the Company is subject to the requirements of the Act and related rules and regulations issued by the SEC and NASDAQ. After enactment, the Company updated its policies and procedures to comply with the Act's requirements and has found that such compliance, including compliance with Section 404 of the Act relating to management control over financial reporting, has resulted in significant additional expense for the Company. The Company anticipates that it will continue to incur such additional expense in its ongoing compliance.

Anti-Terrorism Legislation

USA Patriot Act of 2001. The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, intended to combat terrorism, was renewed with certain amendments in 2006 (the "Patriot Act"). Certain provisions of the Patriot Act were made permanent and other sections were made subject to extended "sunset" provisions. The Patriot Act, in relevant part, (i) prohibits banks from providing correspondent accounts directly to foreign shell banks; (ii) imposes due diligence requirements on banks opening or holding accounts for foreign financial institutions or wealthy foreign individuals; (iii) requires financial institutions to establish an anti-money-laundering compliance program; and (iv) eliminates civil liability for persons who file suspicious activity reports. The Act also includes provisions providing the government with power to investigate terrorism, including expanded government access to bank account records. While the Patriot Act has had minimal affect on the Company's and the bank subsidiaries' record keeping and reporting expenses, it is likely that the renewal and amendment will not have a material adverse effect on business or operations.

Financial Services Modernization

Gramm-Leach-Bliley Act of 1999. The Gramm-Leach-Bliley Financial Services Modernization Act of 1999 brought about significant changes to the laws affecting banks and bank holding companies. Generally, the Act (i) repeals historical restrictions on preventing banks from affiliating with securities firms; (ii) provides a uniform framework for the activities of banks, savings institutions and their holding companies; (iii) broadens the activities that may be conducted by national banks and banking subsidiaries of bank holding companies; (iv) provides an enhanced framework for protecting the privacy of consumer information and requires notification to consumers of bank privacy policies; and (v) addresses a variety of other legal and regulatory issues affecting both day-to-day operations and long-term activities of financial institutions. Bank holding companies that qualify and elect to become financial holding companies can engage in a wider variety of financial activities than permitted under previous law, particularly with respect to insurance and securities underwriting activities.

Recent Legislation

Emergency Economic Stabilization Act of 2008. In response to the recent financial crisis, the United States government passed the Emergency Economic Stabilization Act of 2008 (the "EESA") on October 3, 2008, which provides the United States Treasury Department (the "Treasury") with broad authority to implement certain actions intended to help restore stability and liquidity to the U.S. financial markets.

Insurance of Deposit Accounts. The EESA included a provision for a temporary increase from $100,000 to $250,000 per depositor in deposit insurance effective October 3, 2008 through December 31, 2013.

Deposit Insurance Assessments. The FDIC imposes an assessment against institutions for deposit insurance. This assessment is based on the risk category of the institution and ranges from 7 to 77.5 basis points of the institution's deposits. In December 2008, the FDIC adopted a rule that raised the current deposit insurance assessment rates uniformly for all institutions by 7 basis points (to a range from 12 to 50 basis points) for the first quarter of 2009. In February of 2009, the FDIC adopted a final rule modifying the risk-based assessment system and setting initial base assessment rates beginning April 1, 2009 at 12 to 45 basis points. The rule also gives the FDIC the authority to, as necessary, implement emergency special assessments to maintain the deposit insurance fund.

Prepaid Assessments. On November 12, 2009, the FDIC approved a final rule requiring all FDIC-insured depository institutions to prepay estimated quarterly assessments for the fourth quarter of 2009 and for all of 2010, 2011, and 2012. The prepayment was collected on December 30, 2009, along with institutions' regular quarterly deposit insurance assessments for the third quarter of 2009. For the fourth quarter of 2009 and all of 2010, the prepaid assessments will be based on an institution's total base assessment rate in effect on September 30, 2009. That rate will be increased by three basis points for 2011 and 2012 prepayments. The prepaid assessments will be accounted for as a prepaid expense amortized over the three year period.

Troubled Asset Relief Program. Pursuant to the EESA, the Treasury has the ability to purchase or insure up to $700 billion in troubled assets held by financial institutions under the Troubled Asset Relief Program ("TARP"). On October 14, 2008, the Treasury announced it would initially purchase equity stakes in financial institutions under a Capital Purchase Program (the "CPP") of up to $350 billion of the $700 billion authorized under the TARP legislation. The CPP provides direct equity investment of perpetual preferred stock by the Treasury in qualified financial institutions. The program is voluntary and requires an institution to comply with a number of restrictions and provisions, including limits on executive compensation, stock redemptions and declaration of dividends. The Company received approval for, but determined not to participate in the CPP in light of its successful sale of common stock in November 2008.

Temporary Liquidity Guarantee Program. In October 2008, the FDIC announced the Temporary Liquidity Guarantee Program, which has two components--the Debt Guarantee Program and the Transaction Account Guarantee Program. Under the Transaction Account Guarantee Program any participating depository institution is able to provide full deposit insurance coverage for non-interest bearing transaction accounts, regardless of the dollar amount. Non-interest bearing transaction accounts include demand accounts and NOW accounts contractually limited to paying 50 basis points or less. Under the program, effective November 14, 2008, insured depository institutions that have not opted out of the FDIC Temporary Liquidity Guarantee Program will be subject to a 0.10% surcharge applied to non-interest bearing transaction deposit account balances in excess of $250,000, which surcharge will be added to the institution's existing risk-based deposit insurance assessments. Under the Debt Guarantee Program, qualifying unsecured senior debt issued by a participating institution can be guaranteed by the FDIC. The Company and its bank subsidiaries chose to participate in both components of the FDIC Temporary Liquidity Guaranty Program.

American Recovery and Reinvestment Act of 2009. On February 17, 2009 the American Recovery and Reinvestment Act of 2009 ("ARRA") was signed into law. ARRA is intended to help stimulate the economy and is a combination of tax cuts and spending provisions applicable to a broad range of areas with an estimated cost of about $780 billion. The impact that ARRA may have on the US economy, the Company and the Banks cannot be predicted with reasonable certainty.

Proposed Legislation
Proposed legislation is introduced in almost every legislative session. Such legislation could dramatically affect the regulation of the banking industry. In light of the 2008 financial crisis, legislation reshaping the regulatory landscape for financial institutions has been proposed. A current proposal includes measures aimed to prevent another financial crisis like the one in 2008 by forming a federal regulatory body to protect the interests of consumers by preventing abusive and risky lending practices, increasing supervision and regulation on financial firms deemed too big to fail, giving shareholders an advisory vote on executive pay, and regulating complex derivatives instruments. The Company cannot predict if any such legislation will be adopted or if it is adopted how it would affect the business of the Company or the Banks. Past history has demonstrated that new legislation or changes to existing laws or regulations usually results in a greater compliance burden and, therefore, generally increases the cost of doing business.

Effects of Government Monetary Policy
The Company's earnings and growth are affected not only by general economic conditions, but also by the fiscal and monetary policies of the federal government, particularly the Federal Reserve. The Federal Reserve implements national monetary policy for such purposes as curbing inflation and combating recession, but its open market operations in U.S. government securities, control of the discount rate applicable to borrowings from the Federal Reserve, and establishment of reserve requirements against certain deposits, influence the growth of bank loans, investments and deposits, and also affect interest rates charged on loans or paid on deposits. The nature and impact of future changes in monetary policies and their impact on the Company or the Banks cannot be predicted with certainty.

TAXATION

Federal Taxation
The Company files a consolidated federal income tax return, using the accrual method of accounting. All required tax returns have been timely filed. Financial institutions are subject to the provisions of the Internal Revenue Code of 1986, as amended, in the same general manner as other corporations.

State Taxation
Under Montana, Idaho, Colorado and Utah law, financial institutions are subject to a corporation tax, which incorporates or is substantially similar to applicable provisions of the Internal Revenue Code. The corporation tax is imposed on federal taxable income, subject to certain adjustments. State taxes are incurred at the rate of 6.75 percent in Montana, 7.6 percent in Idaho, 5 percent in Utah and 4.63 percent in Colorado. Wyoming and Washington do not impose a corporate income tax.

See Note 12 to the Consolidated Financial Statements in "Item 8 – Financial Statements and Supplementary Data" for additional information.

ITEM 1A. Risk Factors

The Company and its eleven wholly-owned, independent community bank subsidiaries are exposed to certain risks. The following is a discussion of the most significant risks and uncertainties that may affect the Company's business, financial condition and future results.

The Company cannot accurately predict the effect of the current economic downturn on the Company's future results of operations or the market price of its common stock.
The national economy and the financial services sector in particular are currently facing challenges of a scope unprecedented in recent history. The Company cannot accurately predict the severity or duration of the current economic downturn, which has adversely impacted the Company's markets. Any further deterioration in the economies of the nation as a whole or in the Company's markets would have an adverse effect, which could be material, on the Company's business, financial condition, results of operations and prospects, and could also cause the market price of the Company's stock to decline. While the Company cannot accurately predict how long these conditions may exist, the economic downturn could continue to present risks for some time for the industry and Company.

A further economic downturn in the market areas the Company serves may continue to adversely impact earnings and could increase credit risk associated with the loan portfolio.
The inability of borrowers to repay loans can erode earnings by requiring the Company to add to its allowance for loan and lease losses. The effects of the national economic downturn are significantly impacting the market areas the Company serves. A further deterioration in the market areas the Company serves could result in the following consequences, any of which could have an adverse impact, which could be material, on the Company's business, financial condition, results of operations and prospects:

- loan delinquencies may increase further;
- problem assets and foreclosures may increase further;
- collateral for loans made may decline further in value, in turn reducing customers' borrowing power, reducing the value of assets and collateral associated with existing loans;
- demand for banking products and services may decline; and
- low cost or non-interest bearing deposits may decrease.

The allowance for loan and lease losses may not be adequate to cover actual loan losses, which could adversely affect earnings.
The Company maintains an ALLL in an amount that it believes is adequate to provide for losses inherent in the loan portfolio. While the Company strives to carefully manage and monitor credit quality and to identify loans that may become nonperforming, at any time there are loans included in the portfolio that will result in losses, but that have not been identified as nonperforming or potential problem loans. By closely monitoring credit quality, the Company attempts to identify deteriorating loans before they become nonperforming assets and adjust the ALLL accordingly. However, because future events are uncertain, and if the economy continues to deteriorate, there may be loans that deteriorate to a nonperforming status in an accelerated time frame. As a result, future additions to the ALLL may be necessary. Because the loan portfolio contains a number of loans with relatively large balances, the deterioration of one or a few of these loans may cause a significant increase in nonperforming loans, requiring an increase to the ALLL. Additionally, future significant additions to the ALLL may be required based on changes in the mix of loans comprising the portfolio, changes in the financial condition of borrowers, which may result from changes in economic conditions, or as a result of incorrect assumptions by management in determining the ALLL. Additionally, federal banking regulators, as an integral part of their supervisory function, periodically review the Company's loan portfolio and the adequacy of the ALLL. These regulatory agencies may require the Company to recognize further loan loss provisions or charge-offs based upon their judgments, which may be different from the Company's judgments. Any increase in the ALLL would have an adverse effect, which could be material, on the Company's financial condition and results of operations.

The Company has a high concentration of loans secured by real estate, so any further deterioration in the real estate markets could require material increases in ALLL and adversely affect the Company's financial condition and results of operations.
The Company has a high concentration of loans secured by real estate. Further downturn in the market areas the Company serves may cause the Company to have lower earnings and could increase credit risk associated with the loan portfolio, as the collateral securing those loans may decrease in value. A continued downturn in the local economy could have a material adverse effect both on the borrowers' ability to repay these loans, as well as the value of the real property held as collateral. The Company's ability to recover on these loans by selling or disposing of the underlying real estate collateral is adversely impacted by declining real estate values, which increases the likelihood that the Company will suffer losses on defaulted loans secured by real estate beyond the amounts provided for in the ALLL. This, in turn, could require material increases in the ALLL which would adversely affect the Company's financial condition and results of operations, perhaps materially.

A continued tightening of the credit markets may make it difficult to obtain adequate funding for loan growth, which could adversely affect earnings.
A continued tightening of the credit market and the inability to obtain or retain adequate funds for continued loan growth at an acceptable cost may negatively affect the Company's asset growth and liquidity position and, therefore, earnings capability. In addition to core deposit growth, maturity of investment securities and loan payments, the Company also relies on alternative funding sources through correspondent banking, and borrowing lines with the FRB and FHLB to fund loans. In the event the current economic downturn continues, particularly in the housing market, these resources could be negatively affected, both as to price and availability, which would limit and or raise the cost of the funds available to the Company.

There can be no assurance the Company will be able to continue paying dividends on the common stock at recent levels.
The ability to pay dividends on the Company's common stock depends on a variety of factors. The Company paid dividends of $0.13 per share in each quarter of 2009. There can be no assurance that the Company will be able to continue paying quarterly dividends commensurate with recent levels. Current guidance from the Federal Reserve provides, among other things, that dividends per share generally should not exceed earnings per share, measured over the previous four fiscal quarters. As a result, future dividends will depend on sufficient earnings to support them.

The FDIC has increased insurance premiums to rebuild and maintain the federal deposit insurance fund and there may be additional future premium increases and special assessments.
The FDIC adopted a final rule revising its risk-based assessment system, effective April 1, 2009. The changes to the assessment system involve adjustments to the risk-based calculation of an institution's unsecured debt, secured liabilities and brokered deposits. The revisions effectively result in a range of possible assessments under the risk-based system of 7 to 77.5 basis points. The potential increase in FDIC insurance premiums could have a significant impact on the Company.

On May 22, 2009, the FDIC imposed a special deposit insurance assessment of five basis points on all insured institutions. This emergency assessment was calculated based on the insured institution's assets at June 30, 2009, and collected on September 30, 2009. This special assessment was in addition to the regular quarterly risk-based assessment.

The FDIC also has recently required insured institutions to prepay estimated quarterly risk-based assessments for the fourth quarter of 2009 and for 2010, 2011 and 2012, and increased the regular assessment rate by three basis points effective January 1, 2011, as a means of replenishing the deposit insurance fund. The prepayment was collected on December 30, 2009, and was accounted for as a prepaid expense amortized over the prepayment period.

The FDIC deposit insurance fund may suffer additional losses in the future due to bank failures. There can be no assurance that there will not be additional significant deposit insurance premium increases, special assessments or prepayments in order to restore the insurance fund's reserve ratio. Any significant premium increases or special assessments could have a material adverse effect on the Company's financial condition and results of operations.

The Company's loan portfolio mix could result in increased credit risk in an economic downturn.
The loan portfolio contains a high percentage of commercial, commercial real estate, real estate acquisition and development loans in relation to the total loans and total assets. These types of loans have historically been viewed as having more risk of default than residential real estate loans or certain other types of loans or investments. In fact, the FDIC has issued pronouncements alerting banks of its concern about banks with a heavy concentration of commercial real estate loans. These types of loans also typically are larger than residential real estate loans and other commercial loans. Because the Company's loan portfolio contains a significant number of commercial and commercial real estate loans with relatively large balances, the deterioration of one or more of these loans may cause a significant increase in non-performing loans. An increase in non-performing loans could result in a loss of earnings from these loans, an increase in the provision for loan losses, or an increase in loan charge-offs, which could have an adverse impact on results of operations and financial condition.

Nonperforming assets take significant time to resolve and adversely affect the Company's results of operations and financial condition.
Nonperforming assets (which include foreclosed real estate) adversely affect the Company's net income in various ways. Until economic and market conditions improve, the Company expects to continue to incur additional losses relating to an increase in nonperforming loans. The Company does not record interest income on non-accrual loans or other real estate owned, thereby adversely affecting its income, and increasing loan administration costs. When the Company takes collateral in foreclosures and similar proceedings, it is required to mark the related asset to the then fair market value of the collateral less cost to sell, which may result in a loss. An increase in the level of nonperforming assets also increases the Company's risk profile and may impact the capital levels its regulators believe is appropriate in light of such risks. While the Company has reduced its problem assets through workouts, restructurings and otherwise, decreases in the value of these assets, or the underlying collateral, or in these borrowers' performance or financial condition, whether or not due to economic and market conditions beyond the Company's control, could adversely affect the Company's business, results of operations and financial condition, perhaps materially. In addition to the carrying costs to maintain other real estate owned, the resolution of nonperforming assets requires significant commitments of time from management and the Company's directors, which can be detrimental to performance of their other responsibilities. There can be no assurance that the Company will not experience further increases in nonperforming assets in the future.

The Company's ability to access markets for funding and acquire and retain customers could be adversely affected by the deterioration of other financial institutions or to the extent the financial service industry's reputation is damaged.
Reputation risk is the risk to liquidity, earnings and capital arising from negative publicity regarding the financial services industry. The financial services industry continues to be featured in negative headlines about the global and national credit crisis and the resulting stabilization legislation enacted by the U.S. federal government. These reports can be damaging to the industry's image and potentially erode consumer confidence in insured financial institutions, such as the Company's bank subsidiaries. In addition, the Company's ability to engage in routine funding and other transactions could be adversely affected by the actions and financial condition of other financial institutions. Financial services institutions are interrelated as a result of trading, clearing, correspondent, counterparty or other relationships. As a result, defaults by, or even rumors or questions about, one or more financial services institutions, or the financial services industry in general, could lead to market-wide liquidity problems, losses of depositor, creditor and counterparty confidence and could lead to losses or defaults by us or by other institutions. The Company could experience material changes in the level of deposits as a direct or indirect result of other banks' difficulties or failure, which could affect the amount of capital needed.

Decline in the fair value of the Company's investment portfolio could adversely affect earnings
The fair value of the Company's investment securities could decline as a result of factors including changes in market interest rates, credit quality and ratings, lack of market liquidity and other economic conditions. Investment securities are impaired if the fair value of the security is less than the carrying value. When a security is impaired, the Company determines whether impairment is temporary or other-than-temporary. The Company adopted FASB ASC Topic 320, *Investments – Debt and Equity Securities*, relating to the recognition and presentation of other-than-temporary impairments, effective for the interim period ended June 30, 2009, and accordingly, if an impairment is determined to be other-than temporary, an impairment loss is recognized by reducing the amortized cost only for the credit loss associated with an other-than-temporary loss with a corresponding charge to earnings for a like amount. For further information regarding the standard see discussion in "Management's Discussion and Analysis of Financial Condition and Results of Operations – Impact of Recently Issued Standards".

Fluctuating interest rates can adversely affect profitability.
The Company's profitability is dependent to a large extent upon net interest income, which is the difference (or "spread") between the interest earned on loans, securities and other interest-earning assets and interest paid on deposits, borrowings, and other interest-bearing liabilities. Because of the differences in maturities and repricing characteristics of interest-earning assets and interest-bearing liabilities, changes in interest rates do not produce equivalent changes in interest income earned on interest-earning assets and interest paid on interest-bearing liabilities. Accordingly, fluctuations in interest rates could adversely affect the Company's interest rate spread, and, in turn, profitability. The Company seeks to manage its interest rate risk within well established guidelines. Generally, the Company seeks an asset and liability structure that insulates net interest income from large deviations attributable to changes in market rates. However, the Company's structures and practices to manage interest rate risk may not be effective in a highly volatile rate environment.

If the goodwill recorded in connection with acquisitions becomes impaired, it could have an adverse impact on earnings and capital.
Accounting standards require that the Company account for acquisitions using the acquisition method of accounting. Under acquisition accounting, if the purchase price of an acquired company exceeds the fair value of its net assets, the excess is carried on the acquiror's balance sheet as goodwill. In accordance with generally accepted accounting principles, goodwill is not amortized but rather is evaluated for impairment on an annual basis or more frequently if events or circumstances indicate that a potential impairment exists. Although at the current time the Company has not incurred an impairment of goodwill, there can be no assurance that future evaluations of goodwill will not result in findings of impairment and write-downs, which could be material.

Growth through future acquisitions could, in some circumstances, adversely affect profitability measures.
The Company has in recent years acquired other financial institutions. The Company may in the future engage in selected acquisitions of additional financial institutions, including transactions that may receive assistance from the FDIC. There are risks associated with any such acquisitions that could adversely affect profitability. These risks include, among other things, incorrectly assessing the asset quality of a financial institution being acquired, encountering greater than anticipated cost of integrating acquired businesses into the Company's operations, and being unable to profitably deploy funds acquired in an acquisition. Furthermore, the Company cannot provide any assurance as to the extent to which the Company can continue to grow through acquisitions.

The Company anticipates that it might issue capital stock in connection with future acquisitions. Acquisitions and related issuances of stock may have a dilutive effect on earnings per share and the percentage ownership of current shareholders. See Note 23 to the Consolidated Financial Statements in "Item 8 – Financial Statements and Supplementary Data" for additional information.

The Company may pursue additional capital in the future, which could dilute the holders of the Company's outstanding common stock and may adversely affect the market price of common stock.
In the current economic environment, the Company believes it is prudent to consider alternatives for raising capital when opportunities to raise capital at attractive prices present themselves, in order to further strengthen the Company's capital and better position itself to take advantage of opportunities that may arise in the future. Such alternatives may include issuance and sale of common or preferred stock, trust preferred securities, or borrowings by the Company, with proceeds contributed to the Bank. Any such capital raising alternatives could dilute the holders of the Company's outstanding common stock, and may adversely affect the market price of our common stock and performance measures such as earnings per share.

Business would be harmed if the Company lost the services of any of the senior management team.
The Company believes its success to date has been substantially dependent on its Chief Executive Officer and other members of the executive management team, and on the Presidents of its bank subsidiaries. The loss of any of these persons could have an adverse effect on the Company's business and future growth prospects.

Competition in the Company's market areas may limit future success.
Commercial banking is a highly competitive business. The Company competes with other commercial banks, savings and loan associations, credit unions, finance, insurance and other non-depository companies operating in its market areas. The Company is subject to substantial competition for loans and deposits from other financial institutions. Some of its competitors are not subject to the same degree of regulation and restriction as the Company. Some of the Company's competitors have greater financial resources than the Company. If the Company is unable to effectively compete in its market areas, the Company's business, results of operations and prospects could be adversely effected.

The Company operates in a highly regulated environment and may be adversely effected by changes in federal state and local laws and regulations.
As discussed more fully in the section entitled "Supervision and Regulation", the Company is subject to extensive regulation, supervision and examination by federal and state banking authorities. In addition, as a publicly traded company, the Company is subject to regulation by the Securities and Exchange Commission. Any change in applicable regulations or federal, state or local legislation could have a substantial impact on the Company and its operations. Additional legislation and regulations that could significantly affect the Company's powers, authority and operations may be enacted or adopted in the future, which could have a material adverse effect on the Company's financial condition and results of operations. Further, regulators have significant discretion and authority to prevent or remedy unsafe or unsound practices or violations of laws or regulations by financial institutions and holding companies in the performance of their supervisory and enforcement duties. Recently these powers have been utilized more frequently due to the serious national, regional and local economic conditions the Company is facing. The exercise of regulatory authority may have a negative impact on the Company's financial condition and results of operations.

The Company cannot predict the actual effects of recent legislation or the proposed regulatory reform measures and various governmental, regulatory, monetary and fiscal initiatives which have been and may be enacted on the financial markets, on the Company and its subsidiaries. The terms and costs of these activities, or the failure of these actions to help stabilize the financial markets, asset prices, market liquidity and a continuation or worsening of current financial market and economic conditions could materially and adversely affect the Company's business, financial condition, results of operations, and the trading price of common stock.

ITEM 1B. Unresolved Staff Comments

None

ITEM 2. Properties

At December 31, 2009, the Company owned 81 of its 106 offices, of which 9 are loan or administration offices. Including its headquarters and other owned properties, the aggregate book value of Company-owned properties is approximately $113 million. The remaining offices are leased and include 7 offices in Montana, 13 offices in Idaho, 2 offices in Wyoming, 1 office in Colorado, 1 office in Utah, and 1 office in Washington. The following schedule provides property information for the Company's bank subsidiaries as of December 31, 2009.

(Dollars in thousands)	Properties Leased	Properties Owned	Net Book Value
Glacier	2	15	$ 23,934
Mountain West	15	14	15,930
First Security	2	11	9,548
1st Bank	1	11	10,363
Western	1	7	14,560
Big Sky	1	4	10,452
Valley	-	6	5,198
First National	1	2	6,633
Citizens	-	6	6,579
First Bank-MT	1	2	624
San Juans	1	2	4,182
Parent	-	1	4,968
	25	81	$ 112,971

The Company believes that all of its facilities are well maintained, generally adequate and suitable for the current operations of its business, as well as fully utilized. In the normal course of business, new locations and facility upgrades occur.

For additional information concerning the Company's premises and equipment and lease obligations, see Notes 5 and 19 to the Consolidated Financial Statements in "Item 8 – Financial Statements and Supplementary Data".

ITEM 3. Legal Proceedings

The Company and its subsidiaries are parties to various claims, legal actions and complaints in the ordinary course of their businesses. In the Company's opinion, all such matters are adequately covered by insurance, are without merit or are of such kind, or involve such amounts, that unfavorable disposition would not have a material adverse effect on the consolidated financial position or results of operations of the Company.

ITEM 4. Submission of Matter to a Vote of Security Holders

No matters were submitted to a vote of security holders in the fourth quarter of 2009.

PART II

ITEM 5. Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities

The Company's stock trades on the NASDAQ Global Select Market under the symbol: GBCI. The primary market makers during the year are listed below:

Automated Trading Desk
D.A. Davidson & Co., Inc.
Goldman, Sachs & Co.
J.P. Morgan Securities Inc.
Liquidnet, Inc.
Morgan Stanley & Co., Inc.
RBC Capital Markets Corp.
Wedbush Morgan Securities Inc
Barclays Capital Inc./Le
Deutsche Banc Alex Brown
Instinet, LLC
Keefe, Bruyette & Woods, Inc.
Lime Brokerage, LLC
Newedge USA, LLC
SG Americas Securities LLC
Credit Suisse Securities USA
Direct Edge ECN LLC
Investment Technology Group
Knight Equity Markets, L.P.
Merrill Lynch, Pierce, Fenner
Octeg, LLC
UBS Securities, LLC.

The market range of high and low closing prices for the Company's common stock for the periods indicated are shown below. The sale price information has been adjusted retroactively for all stock dividends and splits previously issued. As of December 31, 2009, there were approximately 1,979 shareholders of record of the Company's common stock. Following is a schedule of quarterly common stock closing price ranges:

	2009		2008	
Quarter	**High**	**Low**	High	Low
First...........	**$ 19.36**	**$ 12.15**	$ 20.48	$ 15.54
Second........	**18.97**	**14.67**	21.78	15.99
Third...........	**16.80**	**12.92**	27.72	14.46
Fourth.........	**14.62**	**11.92**	25.36	14.12

The Company paid cash dividends on its common stock of $0.52 per share for the years ended December 31, 2009 and 2008.

On November 19, 2008, the Company completed the common stock offering of 6,325,000 shares generating net proceeds, after underwriter discounts and offering expenses, of $94.0 million. Such offering was completed pursuant to the $250 million shelf registration filed with the SEC on November 3, 2008.

Unregistered Securities
There have been no securities of the Company sold within the last three years which were not registered under the Securities Act.

Issuer Stock Purchases
The Company made no stock repurchases during 2009.

Equity Compensation Plan Information
The Company currently maintains the 2005 Employee Stock Incentive Plan which was approved by the shareholders and provides for the issuance of stock-based compensation to officers and other employees and directors. Although the 1994 Director Stock Option Plan and the 1995 Employee Stock Option Plan expired in March 2009 and April 2005, respectively, there are issued options outstanding under both plans that have not been exercised as of year end.

The following table sets forth information regarding outstanding options and shares reserved for future issuance under the foregoing plans as of December 31, 2009:

Plan Category	Number of Shares to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Shares Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Shares Reflected in Column (a)) (c)
Equity compensation plans approved by the shareholders	2,695,645	$ 19.52	2,716,109
Equity compensation plans not approved by shareholders	-	$ -	-

ITEM 6. Selected Financial Data

The following financial data of the Company are derived from the Company's historical audited financial statements and related notes. The information set forth below should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and the financial statements and related notes contained elsewhere in this report.

Summary of Operations and Selected Financial Data

(Dollars in thousands, except per share data)	At December 31, 2009	2008	2007	2006	2005	Compounded Annual Growth Rate 1-Year 2009/2008	5-Year 2009/2004
Summary of financial condition:							
Total assets $	**6,191,795**	5,553,970	4,817,330	4,471,298	3,708,975	**11.5%**	15.5%
Investment securities, available-for-sale	**1,506,394**	990,092	700,324	825,637	970,055	**52.1%**	6.7%
Loans receivable, net	**3,987,318**	4,053,454	3,557,122	3,165,524	2,397,187	**(1.6%)**	18.6%
Allowance for loan and lease losses	**(142,927)**	(76,739)	(54,413)	(49,259)	(38,655)	**86.3%**	40.1%
Goodwill and intangibles	**160,196**	159,765	154,264	144,466	87,114	**0.3%**	30.5%
Deposits	**4,100,152**	3,262,475	3,184,478	3,207,533	2,534,712	**25.7%**	18.8%
Advances from Federal Home Loan Bank	**790,367**	338,456	538,949	307,522	402,191	**133.5%**	(0.7%)
Securities sold under agreements to repurchase and other borrowed funds	**451,251**	1,110,731	401,621	338,986	317,222	**(59.4%)**	40.9%
Stockholders' equity	**685,890**	676,940	528,576	456,143	333,239	**1.3%**	20.5%
Equity per common share[1]	**11.13**	11.04	9.85	8.72	6.91	**0.8%**	13.6%
Equity as a percentage of total assets	**11.08%**	12.19%	10.97%	10.20%	8.98%	**(9.1%)**	4.3%

(Dollars in thousands, except per share data)	Years ended December 31, 2009	2008	2007	2006	2005	Compounded Annual Growth Rate 1-Year 2009/2008	5-Year 2009/2004
Summary of operations:							
Interest income $	**302,494**	302,985	304,760	253,326	189,985	**(0.2%)**	15.5%
Interest expense	**57,167**	90,372	121,291	95,038	59,978	**(36.7%)**	7.5%
Net interest income	**245,327**	212,613	183,469	158,288	130,007	**15.4%**	18.0%
Provision for loan losses	**124,618**	28,480	6,680	5,192	6,023	**337.6%**	97.0%
Non-interest income	**86,474**	61,034	64,818	51,842	44,626	**41.7%**	20.1%
Non-interest expense	**168,818**	145,909	137,917	112,550	90,926	**15.7%**	18.5%
Earnings before income taxes	**38,365**	99,258	103,690	92,388	77,684	**(61.3%)**	(10.2%)
Income taxes	**3,991**	33,601	35,087	31,257	25,311	**(88.1%)**	(28.3%)
Net earnings	**34,374**	65,657	68,603	61,131	52,373	**(47.6%)**	(5.1%)
Basic earnings per common share[1]	**0.56**	1.20	1.29	1.23	1.12	**(53.3%)**	(10.4%)
Diluted earnings per common share[1]	**0.56**	1.19	1.28	1.21	1.09	**(52.9%)**	(10.2%)
Dividends declared per share[1]	**0.52**	0.52	0.50	0.45	0.40	**0.0%**	7.6%

	At or for the years ended December 31, 2009	2008	2007	2006	2005
Ratios:					
Net earnings as a percent of average assets	**0.60%**	1.31%	1.49%	1.52%	1.52%
average stockholders' equity	**4.97%**	11.63%	13.82%	16.00%	17.62%
Dividend payout ratio	**92.86%**	43.33%	38.76%	36.59%	35.93%
Average equity to average asset ratio	**12.16%**	11.23%	10.78%	9.52%	8.61%
Net interest margin on average earning assets (tax equivalent)	**4.82%**	4.70%	4.50%	4.44%	4.25%
Allowance for loan and lease losses as a percent of loans	**3.46%**	1.86%	1.51%	1.53%	1.59%
Allowance for loan and lease losses as a percent of nonperforming assets	**55%**	91%	409%	554%	383%

(Dollars in thousands)	At or for the years ended December 31, 2009	2008	2007	2006	2005
Other data:					
Loans originated and acquired $	**2,430,967**	2,456,749	2,576,260	2,389,341	2,113,777
Loans serviced for others	**176,231**	181,351	177,173	177,518	145,279
Number of full time equivalent employees	**1,643**	1,571	1,480	1,356	1,125
Number of offices	**106**	101	97	93	75
Number of shareholders of record	**1,979**	2,032	1,992	1,973	1,907

[1] Revised for stock splits and dividends.

ITEM 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's Discussion and Analysis of Financial Condition and Results of Operations
Year ended December 31, 2009 Compared to December 31, 2008

The following discussion is intended to provide a more comprehensive review of the Company's operating results and financial condition than can be obtained from reading the Consolidated Financial Statements alone. The discussion should be read in conjunction with the audited financial statements and the notes thereto included in "Item 8 – Financial Statements and Supplementary Data."

Highlights and Overview

On October 2, 2009, the Company acquired First National which accounted for an increase in total assets of $272 million, including loans of $161 million, and deposits of $237 million. Cash of $621 thousand and 99,995 shares of the Company's common stock were issued in the acquisition. The Company also contributed $15.3 million in capital to the bank. The acquisition resulted in a $3.5 million one-time bargain purchase gain which was based on the estimated fair value of the assets acquired and liabilities assumed.

On February 1, 2009, Morgan merged into 1st Bank resulting in operations being conducted under the 1st Bank charter. Prior period activity of Morgan has been combined and included in 1st Bank's historical results.

The Company experienced minimal loan growth with gross loans outstanding increasing by $52 thousand, or less than 1 percent from the prior year. Without the acquisition, loans decreased $153 million, or 4 percent. Investments, including interest bearing deposits and fed funds sold, increased $596 million, or 60 percent, from the prior year as the Company continues to deploy loan payments into investment securities, when loan growth slows.

Non-interest bearing deposits increased $63 million, or 8 percent, during the year. The Company increased interest bearing deposits by $775 million, or 31 percent. The acquisition of First National contributed $41 million and $206 million of the non-interest bearing and interest-bearing deposits, respectively, at year-end. FHLB advances increased $452 million during the year, while FRB borrowings decreased $689 million. Repurchase agreements and other borrowed funds increased $30 million from the prior year.

Stockholders' equity increased $9 million, or 1 percent, during the year and the Company and each of the bank subsidiaries have remained above the well capitalized levels required by regulators. Although the stockholders' equity increase was smaller than the prior year, the Company was able to maintain the shareholder dividend while also increasing the ALLL to 3.46 percent of loans up from 1.86 percent at the end of 2008.

Net earnings for 2009 were $34.374 million, which is a decrease of $31.283 million, or 48 percent, over the prior year. Diluted earnings per share of $0.56 is a decrease of 53 percent from the $1.19 earned in 2008. The primary reason for the reduction in earnings is the provision for loan losses of $124.6 million compared to $28.5 million during the prior year. Included in net earnings for 2009 is a $3.482 million one-time bargain purchase gain from the acquisition of First National. Included in net earnings for 2008 is a nonrecurring charge of $4.602 million ($7.6 million pre-tax) for other-than-temporary impairment with respect to investments in Federal Home Loan Mortgage Corporation ("Freddie Mac") preferred stock and Federal National Mortgage Association ("Fannie Mae") common stock and a nonrecurring gain of $1.0 million ($1.7 million pre-tax) from the sale and relocation of Mountain West's office facility in Ketchum, Idaho.

Net interest income for 2009 increased $33 million, or 15 percent, over the prior year. The net interest margin as a percentage of earning assets, on a tax-equivalent basis, was 4.82 percent, an increase of 12 basis points over the 4.70 percent for 2008. The increase in net interest margin is a result of the Banks' continued focus on low cost deposits and borrowings.

Excluding nonrecurring items, the efficiency ratio (non-interest expense / net interest income plus non-interest income) decreased from 52 percent to 51 percent during 2009, a 1 percentage point improvement.

Looking forward, the Company's future performance will depend on many factors including economic conditions in the markets the Company serves, interest rate changes, increasing competition for deposits, loan quality, and regulatory burden. The Company's goal of its asset and liability management practices is to maintain or increase the level of net interest income within an acceptable level of interest rate risk.

Financial Condition

Acquisition

The results of operations and financial condition include the acquisition of First Company and its subsidiary First National from October 2, 2009. Cash of $621 thousand and 99,995 shares of the Company's common stock were issued in the acquisition. The Company also contributed $15.3 million in capital to the bank. The acquisition resulted in a $3.482 million one-time bargain purchase gain recorded in other income. The bargain purchase gain was based on the estimated fair value of the assets and liabilities assumed and was a result of the net fair value of assets acquired exceeding the purchase price. Adjustment of the allocated purchase price may be related to fair value estimates for which all information has not been obtained on the acquired entity known or discovered during the allocation period, the period of time required to identify and measure the fair values of the assets and liabilities acquired in the business combination.

Effective January 1, 2009, FASB ASC Topic 805, *Business Combinations*, prohibits the carryover of the ALLL at acquisition date. Fair value of the loan portfolio includes assessment of credit quality, interest rates and other factors. As a result of no carryover of the ALLL, many of the traditional credit quality ratios (e.g., ALLL as a percent of loans) used to monitor trends in credit quality have been skewed at First National; however, at the Company level the asset quality ratios are impacted less by such accounting. Subsequent to acquisition, First National maintains an ALLL for losses inherent in the loan portfolio at period end.

The following table provides the estimated fair value of selected classifications of assets and liabilities acquired:

(Dollars in thousands)	First National
Acquisition Date	October 2, 2009
Total assets	$ 272,280
Investments, including fed funds	60,802
Loans	160,538
Non-interest bearing deposits	39,221
Interest bearing deposits	197,308
Borrowed funds	26,686

Assets

As reflected in the following table, total assets at December 31, 2009 were $6.192 billion, which is $638 million, or 11 percent, greater than the total assets of $5.554 billion at December 31, 2008.

(Dollars in thousands)	December 31, 2009	December 31, 2008	$ Change	% Change
Assets				
Cash on hand and in banks	**$ 120,731**	$ 125,123	$ (4,392)	-4%
Investments, interest bearing deposits, FHLB stock, FRB stock, and fed funds	**1,596,238**	1,000,224	596,014	60%
Loans:				
Residential real estate	**797,626**	838,375	(40,749)	-5%
Commercial	**2,613,218**	2,575,828	37,390	1%
Consumer and other	**719,401**	715,990	3,411	0%
Total loans	**4,130,245**	4,130,193	52	0%
Allowance for loan and lease losses	**(142,927)**	(76,739)	(66,188)	86%
Total loans, net of allowance for loan and lease losses	**3,987,318**	4,053,454	(66,136)	-2%
Other assets	**487,508**	375,169	112,339	30%
Total assets	**$ 6,191,795**	$ 5,553,970	$ 637,825	11%

At December 31, 2009, total loans were $4.130 billion, an increase of $52 thousand over total loans at December 31, 2008. Residential real estate loans decreased $41 million, or 5 percent, during the year. Consumer and other loans, which are primarily comprised of home equity loans, increased by $3 million, or less than 1 percent, and commercial loans increased by $37 million, or 1 percent, during 2009. Excluding the loan growth of $153 million attributable to the acquisition of First National, the loan portfolio decreased organically 4 percent for 2009 and, primarily the result of decreased loan demand.

Investment securities, including interest bearing deposits in other financial institutions and federal funds sold, have increased $596 million, or 60 percent, from December 31, 2008. The increase in investments for the year includes $112 million at First National. Investment securities represented 26 percent of total assets at December 31, 2009 versus 18 percent of total assets at December 31, 2008. The Company continues to purchase investment securities when loan growth slows.

The following table summarizes the major asset components as a percentage of total assets as of December 31, 2009, 2008, and 2007:

	December 31,		
	2009	2008	2007
Assets			
Cash and cash equivalents, investment securities, FHLB and FRB stock	**27.7%**	20.3%	19.2%
Residential real estate loans	**12.7%**	15.0%	15.0%
Commercial loans	**40.5%**	45.3%	45.8%
Consumer and other loans	**11.2%**	12.7%	13.1%
Other assets	**7.9%**	6.7%	6.9%
Total assets	**100.0%**	100.0%	100.0%

The mix of assets was relatively stable from 2007 to 2008 and as loan growth slowed during 2009, the Company purchased investment securities contributing significantly to the 7.4 percent increase in cash, cash equivalents, investment securities, FHLB and FRB stock. Although, commercial and consumer and other loans resulted in dollar increases from prior year, the percent mix decreased as investments continue to grow.

Liabilities

The following table summarizes the liability balances as of December 31, 2009 and 2008, the amount of change, and percentage change during 2009:

	December 31,			
(Dollars in thousands)	**2009**	2008	$ Change	% Change
Liabilities				
Non-interest bearing deposits	**$ 810,550**	$ 747,439	$ 63,111	8%
Interest bearing deposits	**3,289,602**	2,515,036	774,566	31%
Advances from Federal Home Loan Bank	**790,367**	338,456	451,911	134%
Federal Reserve Bank discount window	**225,000**	914,000	(689,000)	-75%
Securities sold under agreements to repurchase and other borrowed funds	**226,251**	196,731	29,520	15%
Other liabilities	**39,147**	44,331	(5,184)	-12%
Subordinated debentures	**124,988**	121,037	3,951	3%
Total liabilities	**$ 5,505,905**	$ 4,877,030	$ 628,875	13%

As of December 31, 2009, non-interest bearing deposits increased $63 million, or 8 percent, since December 31, 2008. Interest bearing deposits of $3.290 billion at December 31, 2009 include wholesale deposits of $351 million, of which $151 million were issued through CDARS. Interest bearing deposits increased $775 million, or 31 percent from December 31, 2008, of which $321 million was from wholesale deposits. The increase in non-interest bearing deposits and interest bearing deposits included $41 million and $206 million, respectively, for First National as of year end.

FHLB advances increased $452 million, or 134 percent, from December 31, 2008. FRB borrowings decreased $689 million, or 75 percent, from December 31, 2008. Repurchase agreements and other borrowed funds were $226 million at December 31, 2009, an increase of $30 million, or 15 percent, from December 31, 2008.

The following table summarizes the major liability and equity components as a percentage of total liabilities and equity as of December 31, 2009, 2008, and 2007:

	December 31,		
	2009	2008	2007
Liabilities and Stockholders' Equity			
Deposit accounts	**66.2%**	58.7%	66.1%
FHLB advances	**12.8%**	6.1%	11.2%
FRB discount window	**3.6%**	16.5%	0.0%
Other borrowings and repurchase agreements	**3.7%**	3.5%	8.3%
Subordinated debentures	**2.0%**	2.2%	2.5%
Other liabilities	**0.6%**	0.8%	0.9%
Stockholders' equity	**11.1%**	12.2%	11.0%
Total liabilities and stockholders' equity	**100.0%**	100.0%	100.0%

Deposits have increased from 58.7 percent of total liabilities and stockholders' equity at December 31, 2008 to 66.2 percent at December 31, 2009, as a result of the Banks continued focus on growing and retaining deposits. The increase in deposits reduced the need for funding asset growth with alternative wholesale borrowings, which was the primary reason for the 6.0 percent decrease in the combined FHLB advances, FRB, and other borrowings and repurchase agreement categories. Stockholders' equity as a percentage of total liabilities and stockholders' equity decreased 1.1 percent during the year, primarily a result of the $9 million, or 1 percent, increase in stockholders equity which was not sufficient to outpace the $629 million, or 13 percent, increase in total liabilities.

Stockholders' Equity

The following table summarizes the stockholders' equity balances as of December 31, 2009 and 2008, the amount of change, and percentage change during 2009:

(Dollars in thousands, except per share data)	December 31, **2009**	December 31, 2008	$ Change	% Change
Stockholders' Equity				
Common equity	**$ 686,238**	$ 678,183	$ 8,055	1%
Accumulated other comprehensive loss	**(348)**	(1,243)	895	-72%
Total stockholders' equity	**685,890**	676,940	8,950	1%
Goodwill and core deposit intangible, net	**(160,196)**	(159,765)	(431)	0%
Tangible stockholders' equity	**$ 525,694**	$ 517,175	$ 8,519	2%
Stockholders' equity to total assets	**11.08%**	12.19%		
Tangible stockholders' equity to total tangible assets	**8.72%**	9.59%		
Book value per common share	**$ 11.13**	$ 11.04	$ 0.09	1%
Tangible book value per common share	**$ 8.53**	$ 8.43	$ 0.10	1%
Market price per share at end of year	**$ 13.72**	$ 19.02	$ (5.30)	-28%

Total stockholders' equity and book value per share increased $9 million and $0.09 per share, respectively, from December 31, 2008, the result of earnings retention, exercised stock options, decrease in accumulated comprehensive loss, and stock issued in connection with the First National acquisition. Tangible stockholders' equity increased $9 million, or 2 percent since December 31, 2008, with tangible stockholders' equity at 8.72 percent of total tangible assets at December 31, 2009, down from 9.59 percent at December 31, 2008. Accumulated other comprehensive loss, representing net unrealized losses (net of tax) on investment securities designated as available-for-sale, decreased $1 million from December 31, 2008.

Results of Operations

The following table summarizes revenue for the years ended December 31, 2009 and 2008, including the amount and percentage change during 2009:

Revenue summary

(Dollars in thousands)	Years ended December 31, 2009	2008	$ Change	% Change
Net interest income				
Interest income	**$ 302,494**	$ 302,985	$ (491)	0%
Interest expense	**57,167**	90,372	(33,205)	-37%
Total net interest income	**245,327**	212,613	32,714	15%
Non-interest income:				
Service charges, loan fees, and other fees	**45,871**	47,506	(1,635)	-3%
Gain on sale of loans	**26,923**	14,849	12,074	81%
Gain (loss) on investments	**5,995**	(7,345)	13,340	-182%
Other income	**7,685**	6,024	1,661	28%
Total non-interest income	**86,474**	61,034	25,440	42%
	$ 331,801	$ 273,647	$ 58,154	21%
Net interest margin (tax-equivalent)	**4.82%**	4.70%		

Net Interest Income
Net interest income for 2009 increased $33 million, or 15 percent, over 2008. Total interest income during 2009 decreased $491 thousand, or less than 1 percent, while total interest expense decreased $33 million, or 37 percent. The decrease in total interest expense from the prior year is primarily attributable to rate decreases in interest bearing deposits and lower cost borrowings. The net interest margin as a percentage of earning assets, on a tax-equivalent basis for the year, was 4.82 percent for the current year, an increase of 12 basis points from the 4.70 percent for 2008.

Non-interest Income
Total non-interest income for 2009 increased $25 million, or 42 percent over 2008. Fee income for 2009 decreased $1.6 million, or 3 percent, as compared to 2008. Gain on sale of loans increased $12 million, or 81 percent, primarily the result of the increase in purchase and refinance residential loans originated and sold in the secondary market. Gain on investments during 2009 of $6.0 million is the net gain from sales of investment securities. Loss from investments during 2008 included a non-recurring $7.6 million other-than-temporary impairment charge on investments in Freddie Mac preferred stock and Fannie Mae common stock. Other income of $7.7 million includes a $3.5 million one-time bargain purchase gain from the acquisition of First National in 2009. In 2008, other income of $6.0 million included a $1.7 million gain from the sale and relocation of Mountain West's office facility in Ketchum, Idaho.

The following table summarizes non-interest expense for the years ended December 31, 2009 and 2008, including the amount and percentage change during 2009:

Non-interest expense summary

(Dollars in thousands)	Years ended December 31, 2009	2008	$ Change	% Change
Compensation and employee benefits and related expense	**$ 84,965**	$ 82,027	$ 2,938	4%
Occupancy and equipment expense	**23,471**	21,674	1,797	8%
Advertising and promotions	**6,477**	6,989	(512)	-7%
Outsourced data processing	**3,031**	2,508	523	21%
Core deposit intangibles amortization	**3,116**	3,051	65	2%
Other expenses	**47,758**	29,660	18,098	61%
Total non-interest expense	**$ 168,818**	$ 145,909	$ 22,909	16%

Non-interest Expense

Non-interest expense increased by $23 million, or 16 percent, during 2009. Compensation and employee benefit expense increased $2.9 million, or 4 percent, from 2008, due to the increased number of employees from the acquisition of San Juans in December 2008 and First National in October 2009. Occupancy and equipment expense increased $2 million, or 8 percent, over 2008 reflecting the cost of additional locations and facility upgrades in 2009. Advertising and promotion expense decreased $512 thousand, or 7 percent, from 2008 reflecting the Banks' continuing focus on reducing operating expenses. Outsourced data processing expenses increased $523 thousand, or 21 percent, from 2008 as a result of additional locations and general operating increases. Other expenses increased $18 million, or 61 percent, from 2008. The increase in other expenses includes $7.3 million in FDIC insurance premiums, $5.2 million loss from sales of other real estate owned, $2.7 million expense associated with repossessed assets and $1.4 million in legal and outside firm expense. Of the increase in FDIC insurance premiums, $2.5 million is attributable to the second quarter asset-based special assessment.

Efficiency Ratio

The efficiency ratio (non-interest expense/net interest income plus non-interest income) of 51 percent for 2009 compared favorably to 52 percent for 2008, excluding non-recurring items.

Credit Quality Summary

The following table summarizes the Company's credit quality:

(Dollars in thousands)	December 31, 2009	December 31, 2008
Allowance for loan and lease losses at beginning of year	**$ 76,739**	$ 54,413
Provision	**124,618**	28,480
Acquisition	**-**	2,625
Charge-offs	**(60,896)**	(9,839)
Recoveries	**2,466**	1,060
Allowance for loan and lease losses at end of year	**142,927**	76,739
Real estate and other assets owned	**57,320**	11,539
Accruing loans 90 days or more overdue	**5,537**	8,613
Non-accrual loans	**198,281**	64,301
Total non-performing assets	**261,138**	84,453
Allowance for loan and lease losses as a percentage of non-performing assets	**55%**	91%
Non-performing assets as a percentage of total bank assets	**4.13%**	1.46%
Allowance for loan and lease losses as a percentage of total loans	**3.46%**	1.86%
Net charge-offs as a percentage of loans	**1.415%**	0.213%
Accruing loans 30-89 days or more overdue	**$ 87,491**	$ 54,787

At December 31, 2009, the ALLL was $142.9 million, an increase of $66 million, or 86 percent, from a year ago. The allowance was 3.46 percent of total loans outstanding at December 31, 2009, up from 1.86 percent at December 31, 2008. The allowance was 55 percent of non-performing assets at December 31, 2009, down from 91 percent a year ago. Non-performing assets as a percentage of total bank assets at December 31, 2009 were at 4.13 percent, up from 1.46 percent at December 31, 2008. Loan portfolio growth, composition, average loan size, credit quality considerations, and other environmental factors will continue to determine the level of additional provision expense.

Non-performing assets as a percentage of the Banks' assets at December 31, 2009 were 4.13 percent, up from 1.46 percent at December 31, 2008. Most of the Company's non-performing assets are secured by real estate. Based on the most current information available, including updated appraisals where appropriate, the Company believes the value of the underlying real estate collateral is adequate to minimize additional charge-offs or loss to the Company. For collateral dependent loans, impairment is measured by the fair value of the collateral less cost to sell.

Provision for loan losses
The provision for loan losses expense was $125 million for 2009, an increase of $96 million, or 338 percent, from 2008. Net charged-off loans for the year were $58 million compared to $9 million for the prior year. For the year, the provision covered net charge-offs 2.1 times.

For additional information regarding the loan portfolio, credit quality, the ALLL and lending practices, see lending activity in "Item 1 – Business".

Management's Discussion and Analysis of the Results of Operations
Year ended December 31, 2008 Compared to December 31, 2007

The following table summarizes revenue for the years ended December 31, 2008 and 2007, including the amount and percentage change during 2008:

Revenue summary

	Years ended December 31,			
(Dollars in thousands)	2008	2007	$ Change	% Change
Net interest income				
Interest income	$ 302,985	$ 304,760	$ (1,775)	-1%
Interest expense	90,372	121,291	(30,919)	-25%
Total net interest income	212,613	183,469	29,144	16%
Non-interest income:				
Service charges, loan fees, and other fees	47,506	45,486	2,020	4%
Gain on sale of loans	14,849	13,283	1,566	12%
Loss on investments	(7,345)	(8)	(7,337)	91713%
Other income	6,024	6,057	(33)	-1%
Total non-interest income	61,034	64,818	(3,784)	-6%
	$ 273,647	$ 248,287	$ 25,360	10%
Net interest margin (tax-equivalent)	4.70%	4.50%		

Net Interest Income
Net interest income for 2008 increased $29 million, or 16 percent, over the same period in 2007. Total interest income decreased $1.8 million, or 1 percent, for 2008, while total interest expense decreased $31 million, or 25 percent, over the same period in 2007. The decrease in interest expense was primarily attributable to the rate decreases on interest bearing deposits and lower cost borrowings. The net interest margin as a percentage of earning assets, on a tax-equivalent basis, was 4.70 percent, an increase of 20 basis points from the 4.50 percent for the same period in 2007.

Non-interest Income
Total non-interest income decreased $4 million, or 6 percent in 2008. Excluding the 2008 nonrecurring items, consisting of the $7.6 million charge for other-than-temporary impairment on the Freddie Mac and Fannie Mae securities, the $1.7 million gain from the sale and relocation of Mountain West's branch in Ketchum, Idaho, the first quarter $248 thousand combined gain from the sale of Principal Financial Group stock and mandatory redemption of a portion of Visa, Inc. shares, and also excluding the prior year nonrecurring $1.6 million gain from the first quarter sale of Western's Lewistown, Montana branch, non-interest income for 2008 increased $3.5 million from the same period in 2007. Fee income increased $2 million, or 4 percent, over last year, driven primarily by an increased number of loan and deposit accounts, as well as additional products and service offerings. Gain on sale of loans increased $2 million, or 12 percent, from last year.

The following table summarizes non-interest expense for the years ended December 31, 2008 and 2007, including the amount and percentage change during 2008:

Non-interest expense summary

(Dollars in thousands)	Years ended December 31, 2008	2007	$ Change	% Change
Compensation and employee benefits and related expense	$ 82,027	$ 79,070	$ 2,957	4%
Occupancy and equipment expense	21,674	19,152	2,522	13%
Advertising and promotions	6,989	6,306	683	11%
Outsourced data processing	2,508	2,755	(247)	-9%
Core deposit intangibles amortization	3,051	3,202	(151)	-5%
Other expenses	29,660	27,432	2,228	8%
Total non-interest expense	$ 145,909	$ 137,917	$ 7,992	6%

Non-interest Expense

Non-interest expense increased in 2008 by $8 million, or 6 percent, compared to 2007. Included in 2007 is approximately $500,000 of non-recurring expenses and costs, including overtime, associated with the January 2007 merger of three of the five CDC subsidiaries into the Company's subsidiaries, and related operating system conversions. Compensation and employee benefit expense increased $3 million, or 4 percent, from 2007, such increase attributable to the increase in full-time equivalent employees from 1,480 to 1,571 in 2008. Occupancy and equipment expense increased $3 million, or 13 percent, while other expenses increased $2 million, or 8 percent, since December 31, 2007, reflecting the addition of San Juans in December, cost of additional locations and facility upgrades. Advertising and promotion expense increased $683 thousand, or 11 percent, from 2007, due primarily to branch promotions and the Banks continuing focus on attracting and retaining non-interest bearing and other low cost deposits.

Credit Quality Summary

(Dollars in thousands)	December 31, 2008	2007
Allowance for loan and lease losses at beginning of year	$ 54,413	$ 49,259
Provision	28,480	6,680
Acquisition	2,625	639
Charge-offs	(9,839)	(3,387)
Recoveries	1,060	1,222
Allowance for loan and lease losses at end of year	76,739	54,413
Real estate and other assets owned	11,539	2,043
Accruing loans 90 days or more overdue	8,613	2,685
Non-accrual loans	64,301	8,560
Total non-performing assets	84,453	13,288
Allowance for loan and lease losses as a percentage of non-performing assets	91%	409%
Non-performing assets as a percentage of total bank assets	1.46%	0.27%
Allowance for loan and lease losses as a percentage of total loans	1.86%	1.51%
Net charge-offs as a percentage of loans	0.213%	0.060%
Accruing loans 30-89 days or more overdue	$ 54,787	$ 45,490

Non-performing assets as a percentage of the Banks' assets at December 31, 2008 were 1.46 percent, up from .27 percent at December 31, 2007. Most of the Company's non-performing assets are secured by real estate. Based on the most current information available to management, including updated appraisals where appropriate, the Company believes the value of the underlying real estate collateral is adequate to minimize significant charge-offs or loss to the Company. For collateral dependent loans, impairment is measured by the fair value of the collateral less cost to sell.

The allowance was 1.86 percent of total loans outstanding at December 31, 2008, up from 1.51 percent at December 31, 2007. The allowance was 91 percent of non-performing assets at December 31, 2008, down from 409 percent for 2007.

Provision for loan losses
At December 31, 2008, the ALLL was $76.739 million, an increase of $22 million, or 41 percent, from a year ago. The provision for loan losses expense was $28.5 million for 2008, an increase of $21.8 million, or 326 percent, from 2007. Net charged-off loans for the year were $8.779 million, compared to $2.165 million of net charged-off loans during 2007. Loan portfolio growth, composition, average loan size, credit quality considerations, and other environmental factors will determine the level of additional provision expense.

Additional Management's Discussion and Analysis

Effect of inflation and changing prices
Generally accepted accounting principles require the measurement of financial position and operating results in terms of historical dollars, without consideration for change in relative purchasing power over time due to inflation. Virtually all assets of a financial institution are monetary in nature; therefore, interest rates generally have a more significant impact on a company's performance than does the effect of inflation.

Commitments
In the normal course of business, there are various outstanding commitments to extend credit, such as letter of credits and un-advanced loan commitments, and lease obligation commitments, which are not reflected in the accompanying consolidated financial statements. Management does not anticipate any material losses as a result of these transactions. The Company has outstanding debt maturities, the largest of which are FRB and FHLB advances. For the maturity schedule of advances and schedule of future minimum lease payments see Notes 8 and 19, respectively, to the Consolidated Financial Statements in "Item 8 – Financial Statements and Supplementary Data."

The following table represents the Company's contractual obligations as of December 31, 2009:

		Payments Due by Period						
(Dollars in thousands)	Total	Indeterminate Maturity[1]	2010	2011	2012	2013	2014	Thereafter
Deposits.................................. $	**4,100,152**	2,792,268	1,091,380	141,277	47,284	11,063	16,592	288
FHLB advances.........................	**790,367**	-	586,057	207	82,000	-	-	122,103
Repurchase agreements	**212,506**	-	212,506	-	-	-	-	-
FRB discount window..................	**225,000**	-	225,000	-	-	-	-	-
Subordinated debentures...............	**124,988**	-	-	-	-	-	-	124,988
Other borrowings.......................	**11,708**	-	10,137	-	-	-	-	1,571
Capital lease obligations...............	**3,116**	-	231	233	235	238	838	1,341
Operating lease obligations............	**20,837**	-	2,912	2,621	2,130	1,902	1,739	9,533
$	**5,488,674**	2,792,268	2,128,223	144,338	131,649	13,203	19,169	259,824

[1] Represents interest and non-interest bearing checking, money market and savings.

Market Risk
Market risk is the risk of loss in a financial instrument arising from adverse changes in market rates/prices such as interest rates, foreign currency exchange rates, commodity prices, and equity prices. The Company's primary market risk exposure is interest rate risk. The ongoing monitoring and management of this risk is an important component of the Company's asset/liability management process which is governed by policies established by its Board of Directors that are reviewed and approved annually. The Board of Directors delegates responsibility for carrying out the asset/liability management policies to the Asset/Liability Committee ("ALCO"). In this capacity, ALCO develops guidelines and strategies impacting the Company's asset/liability management related activities based upon estimated market risk sensitivity, policy limits and overall market interest rate levels/trends.

Interest Rate Risk

The objective of interest rate risk management is to contain the risks associated with interest rate fluctuations. The process involves identification and management of the sensitivity of net interest income to changing interest rates. Managing interest rate risk is not an exact science. The interval between repricing of interest rates of assets and liabilities changes from day to day as the assets and liabilities change. For some assets and liabilities, contractual maturity and the actual cash flows experienced are not the same. A good example is residential mortgages that have long term contractual maturities but may be repaid well in advance of the maturity when current prevailing interest rates become lower than the contractual rate. Interest-bearing deposits without a stated maturity could be withdrawn after seven days. However, the Banks' experience indicates that these funding pools have a much longer duration and are not as sensitive to interest rate changes as other financial instruments. Prime based loans generally have rate changes when the FRB changes short term interest rates. However, depending on the magnitude of the rate change and the relationship of the current rates to rate floors and rate ceilings that may be in place on the loans, the loan rate may not change.

GAP analysis

The following table gives a description of our GAP position for various time periods. As of December 31, 2009, the Company had a negative GAP position at six months and a negative GAP position at twelve months. The cumulative GAP as a percentage of total assets for six months is a negative 14.05 percent which compares to a negative 14.07 percent at December 31, 2008 and a negative 8.67 percent at December 31, 2007. The table also shows the GAP earnings sensitivity, and earnings sensitivity ratio, along with a brief description as to how they are calculated. The methodology used to compile this GAP information is based on the Company's mix of assets and liabilities and the historical experience accumulated regarding their rate sensitivity.

	Projected Maturity or Repricing				
(Dollars in thousands)	0-6 Months	6-12 Months	1 - 5 Years	More than 5 Years	Total
Assets:					
Interest bearing deposits and federal funds sold $	89,844	-	-	-	89,844
Investment securities	36,205	17,125	186,836	248,609	488,775
Residential mortgage-backed securities	200,555	135,221	551,861	67,405	955,042
FHLB stock and FRB stock	-	-	49,048	13,529	62,577
Variable rate loans	1,217,707	218,991	1,006,279	128,070	2,571,047
Fixed rate loans	426,542	261,915	652,169	229,032	1,569,658
Total interest bearing assets $	1,970,853	633,252	2,446,193	686,645	5,736,943
Liabilities:					
Interest bearing deposits	1,744,861	305,073	223,549	1,016,119	3,289,602
FHLB advances	585,420	874	82,615	121,458	790,367
FRB discount window	225,000	-	-	-	225,000
Repurchase agreements and other borrowed funds	221,731	2,468	221	1,831	226,251
Subordinated debentures	-	-	-	124,988	124,988
Total interest bearing liabilities $	2,777,012	308,415	306,385	1,264,396	4,656,208
Repricing gap $	(806,159)	324,837	2,139,808	(577,751)	1,080,735
Cumulative repricing gap $	(806,159)	(481,322)	1,658,486	1,080,735	
Cumulative gap as a % of interest bearing assets	-14.05%	-8.39%	28.91%	18.84%	
Gap earnings sensitivity [1]		(2,927)			
Gap earnings sensitivity ratio [2]		-8.52%			

[1] Gap Earnings Sensitivity is the estimated effect on earnings, after taxes of 39.19 percent, of a 1 percent increase or decrease in interest rates (1 percent of ($481,322 - $188,630))

[2] Gap Earnings Sensitivity Ratio is Gap Earnings Sensitivity divided by the 2009 net earnings of $34,374. A 1 percent increase in interest rates has this estimated percentage decrease on annual net earnings.

This table estimates the repricing and maturities of the contractual characteristics of the assets and liabilities, based upon the Company's assessment of the repricing characteristics of the various instruments. Interest-bearing checking and regular savings are included in the categories that reflect the interest rate sensitivity of the individual programs and if the deposits are not clearly rate sensitive, the deposits are included in the more than 5 years category. Money market balances are included in the less than 3 months category. Residential mortgage-backed securities are categorized based on the anticipated payments.

Net interest income simulation
The traditional one-dimensional view of GAP is not sufficient to show a bank's ability to withstand interest rate changes. Because of limitations in GAP modeling the ALCO of the Company uses a detailed and dynamic simulation model to quantify the estimated exposure of net interest income ("NII") to sustained interest rate changes. While ALCO routinely monitors simulated NII sensitivity over a rolling two-year horizon, it also utilizes additional tools to monitor potential longer-term interest rate risk. The simulation model captures the impact of changing interest rates on the interest income received and interest expense paid on all assets and liabilities reflected on the Company's statement of financial condition. This sensitivity analysis is compared to ALCO policy limits which specify a maximum tolerance level for NII exposure over a one year horizon, assuming no balance sheet growth, given a 200 basis point (bp) upward and 100bp downward shift in interest rates. A parallel and pro rata shift in rates over a 12-month period is assumed as a benchmark. Other non-parallel rate movement scenarios are also modeled to determine the potential impact on net interest income. The following reflects the Company's NII sensitivity analysis as of December 31, 2009 and 2008 as compared to the 10 percent policy limit approved by the Company's and Banks' Board of Directors.

(Dollars in thousands)			
+200 bp		**2009**	2008
Estimated sensitivity		**-3.0%**	-4.6%
Estimated decrease in net interest income	$	**(7,433)**	(9,950)
-100 bp			
Estimated sensitivity		**0.3%**	1.1%
Estimated increase in net interest income	$	**613**	2,381

The preceding sensitivity analysis does not represent a forecast and should not be relied upon as being indicative of expected operating results. These hypothetical estimates are based upon numerous assumptions including: the nature and timing of interest rate levels including yield curve shape, prepayments on loans and securities, deposit decay rates, pricing decisions on loans and deposits, reinvestment/replacement of assets and liability cash flows, and others. While assumptions are developed based upon current economic and local market conditions, the Company cannot make any assurances as to the predictive nature of these assumptions including how customer preferences or competitor influences might change. Also, as market conditions vary from those assumed in the sensitivity analysis, actual results will also differ due to prepayment/refinancing levels likely deviating from those assumed, the varying impact of interest rate change caps or floors on adjustable rate assets, the potential effect of changing debt service levels on customers with adjustable rate loans, depositor early withdrawals and product preference changes, and other internal/external variables. Furthermore, the sensitivity analysis does not reflect actions that ALCO might take in responding to or anticipating changes in interest rates.

Liquidity Risk
Liquidity risk is the possibility that the Company will not be able to fund present and future obligations. The objective of liquidity management is to maintain cash flows adequate to meet current and future needs for credit demand, deposit withdrawals, maturing liabilities and corporate operating expenses. The Banks' source of funds is generated by deposits, principal and interest payments on loans, sale of loans and securities, short and long-term borrowings, and net earnings. In addition, all of the Banks are members of FHLB. As of December 31, 2009, the Banks had $1.135 billion of available FHLB credit of which $790 million was utilized. The Banks may also borrow funds through the FRB and from the U.S. Treasury Tax and Loan program of which the Banks have remaining borrowing availability of $564 million and $9 million, respectively. Management of the Company has a wide range of versatility in managing the liquidity and asset/liability mix for each bank subsidiary as well as the Company as a whole.

Capital Resources and Adequacy

Maintaining capital strength continues to be a long term objective. Abundant capital is necessary to sustain growth, provide protection against unanticipated declines in asset values, and to safeguard the funds of depositors. Capital also is a source of funds for loan demand and enables the Company to effectively manage its assets and liabilities. Stockholders' equity increased $9 million during 2009, or 1 percent, the net result of earnings of $34 million, common stock issued for the acquisition of First National, stock options exercised, less cash dividend payments and a decrease in net unrealized losses on available-for-sale investment securities. The FRB has adopted capital adequacy guidelines pursuant to which it assesses the adequacy of capital in supervising a bank holding company.

The following table illustrates the FRB capital adequacy guidelines and the Company's compliance with those guidelines as of December 31, 2009.

CONSOLIDATED (Dollars in thousands)	Tier 1 (Core) Capital	Total Capital	Leverage Capital
Total stockholder's equity	$ 685,890	685,890	685,890
Less: Goodwill and intangibles	(153,858)	(153,858)	(153,858)
Plus: Allowance for loan and lease losses	-	59,618	-
Accumulated other comprehensive unrealized loss on AFS securities	348	348	348
Subordinated debentures	124,500	124,500	124,500
Regulatory capital	$ 656,880	716,498	656,880
Risk weighted assets	$ 4,685,967	4,685,967	
Total adjusted average assets			$ 5,862,954
Regulatory capital as a % of assets	14.02%	15.29%	11.20%
Regulatory "well capitalized" requirement	6.00%	10.00%	
Excess over "well capitalized" requirement	8.02%	5.29%	

For additional information, see Note 11 to the Consolidated Financial Statements in "Item 8 – Financial Statements and Supplementary Data." Dividend payments were $0.52 per share for 2009 and 2008. The payment of dividends is subject to government regulation in that regulatory authorities may prohibit banks and bank holding companies from paying dividends that would constitute an unsafe or unsound banking practice. Additionally, current guidance from the Federal Reserve provides, among other things, that dividends per share on the Company's common stock generally should not exceed earnings per share, measured over the previous four fiscal quarters.

Critical Accounting Policies

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America often requires management to use significant judgments as well as subjective and/or complex measurements in making estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. The Company considers its accounting policy for the ALLL and determination of whether an investment security is temporarily or other-than-temporarily impaired to be critical accounting policies.

Allowance for Loan and Lease Losses Accounting Policy and Analysis

The Banks' charge-off policy is consistent with bank regulatory standards. Consumer loans generally are charged off when the loan becomes over 120 days delinquent. Real estate acquired as a result of foreclosure or by deed-in-lieu of foreclosure is classified as real estate owned until such time as it is sold. When such property is acquired, it is recorded at estimated fair value, less estimated cost to sell. Any write-down at the time of recording real estate owned is charged to the ALLL. Subsequent write-downs, if any, are charged to current expense.

The balance of the ALLL is an estimate of probable credit losses that have occurred in the loan and lease portfolio as of the date of the consolidated financial statements before losses have been confirmed. The balance of the ALLL is highly dependent upon management's internal risk classifications, evaluations of borrowers' current and prospective performance, appraisals and other variables affecting the quality of the loan and lease portfolio. Changes in management's estimates and assumptions are reasonably possible and may have a material impact upon the Company's consolidated financial statements, results of operations or liquidity.

It is the Company's policy to provide an ALLL for estimated losses on loans and leases based upon past loss experience, adjusted for changes in trends and conditions of certain items, including:

- Adverse situations that may affect specific borrowers' ability to repay;
- Current collateral values, where appropriate;
- Delinquencies and non-performing loans;
- Amount and timing of future cash flows expected on impaired loans;
- Criticized and classified loans;
- Credit concentrations by credit type, industry, geography;
- Recoveries and dispositions of balances previously charge-off;
- Volume and terms of loans;
- Loan size and complexity;
- Competition and bank size;
- Local market areas and national economic conditions;
- Effects of changes in lending policies and procedures;
- Experience, ability, and depth of lending management and credit administration staff; and
- Effects of legal and regulatory developments.

Individually significant loans and major lending areas are reviewed periodically to determine potential problems at an early date. The ALLL is increased by charges to earnings and decreased by charge-offs (net of recoveries). For additional information regarding the ALLL, its relation to the provision for loan losses and risk related to asset quality, see Note 4 to the Consolidated Financial Statements in "Item 8 – Financial Statements and Supplementary Data."

Other-Than-Temporary Impairment on Securities Accounting Policy and Analysis

The Company views the determination of whether an investment security is temporarily or other-than-temporarily impaired as a critical accounting policy, as the estimate is susceptible to significant change from period to period because it requires management to make significant judgments, assumptions and estimates in the preparation of its consolidated financial statements. The Company assesses individual securities in its investment securities portfolio for impairment at least on a quarterly basis, and more frequently when economic or market conditions warrant. An investment is impaired if the fair value of the security is less than its carrying value at the financial statement date. If impairment is determined to be other-than-temporary, an impairment loss is recognized by reducing the amortized cost for the credit loss portion of the impairment with a corresponding charge to earnings.

Management considers whether an investment security is other-than-temporarily impaired under the guidance promulgated in FASB ASC Topic 320, *Investments – Debt and Equity Securities*. The Company adopted the amendment relating to the recognition and presentation of other-than-temporary impairments effective for the interim period ending June 30, 2009 and determined there was not a material effect on the Company's financial position or results of operations. For further information regarding the new standards, see discussion in "Management's Discussion and Analysis of Financial Condition and Results of Operations – Impact of Recently Issued Standards".

The Company believes that macroeconomic conditions occurring in 2009 and 2008 have unfavorably impacted the fair value of certain debt securities in its investment portfolio. For debt securities with limited or inactive markets, the impact of these macroeconomic conditions upon fair value estimates includes higher risk-adjusted discount rates and downgrades in credit ratings provided by nationally recognized credit rating agencies, (e.g., Moody's, S&P, Fitch, and DBRS).

In evaluating equity securities for other-than-temporary impairment losses, management assesses the Company's ability and intent to retain the equity securities for a period of time sufficient to allow for anticipated recovery in fair value. Equity securities owned at December 31, 2009 primarily consisted of stock issued by the Federal Home Loan Bank and the Federal Reserve Bank, such shares measured at cost for fair value purposes in recognition of the transferability restrictions imposed by the issuers. In addition, the Company owns 150,000 shares of Series O preferred stock issued by Federal Home Loan Mortgage Corporation ("Freddie Mac") and 1,200 shares of common stock issued by the Federal National Mortgage Association ("Fannie Mae"). The Freddie Mac and Fannie Mae stock had a cost basis of $0 at year end due to the recognition of an other-than-temporary impairment charge against earnings at September 30, 2008 for the entire amount of the Company's investment therein. Hence, none of the equity securities were impaired as of December 31, 2009.

In evaluating debt securities for other-than-temporary impairment, management assesses whether the Company intends to sell or if it is more likely-than-not that it will be required to sell impaired debt securities. In so doing, management considers contractual constraints, liquidity, capital, asset / liability management and securities portfolio objectives. During the first half of 2009, the Company sold no investment securities as the Company continued its historical approach to managing the investment portfolio, i.e., to "buy and hold" securities to maturity, although such securities may be sold given that all of the securities held in the investment portfolio are designated as "available-for-sale." Such sales were executed with the proceeds used to buy additional investment securities such that the investment portfolio performs well across varying interest rate environments. During the second half of 2009, the Company sold 59 securities of which 53 were tax-exempt state and local obligations, 7 of which were each sold at a gross realized loss of $1,118,000 and 46 of which were each sold at a gross realized gain of $3,921,000, a net realized gain of $2,804,000. Of the 59 securities sold in the second half of 2009, 6 were residential mortgage-backed securities, with such securities sold at a gross realized gain aggregating $3,191,000. Of the securities sold at a realized loss, none had previously been subject to an other-than-temporary impairment charge, and none were subject to an expectation or requirement to sell. In 2008, the Company sold only 1 security at neither gain nor loss for proceeds of $97,002,000. Such security was acquired and held for 7 days as collateral to support a borrowing at the U.S Treasury Tax and Loan program. Sales of securities in 2007 occurred with respect to entire investment portfolios of acquired banks following mergers into the Company's existing bank subsidiaries. Such sales occurred in recognition that the acquired portfolios of investments were not consistent with the Company's Investment Policy and Asset Liability Management Policy. With respect to its impaired debt securities at December 31, 2009, management determined that it does not intend to sell and that there is no expected requirement to sell any of its impaired debt securities.

For fair value estimates provided by third party vendors, management also considered the models and methodology, for appropriate consideration of both observable and unobservable inputs, including appropriately adjusted discount rates and credit spreads for securities with limited or inactive markets, and whether the quoted prices reflect orderly transactions. For certain securities, the Company obtained independent estimates of inputs, including cash flows, in supplement to third party vendor provided information. The Company also reviewed financial statements of select issuers, with follow up discussions with issuers' management for clarification and verification of information relevant to the Company's impairment analysis.

As of December 31, 2009, there were 273 investments in an unrealized loss position and were considered to be temporarily impaired and therefore an impairment charge has not been recorded. All of such temporarily impaired investments are debt securities. Residential mortgage-backed securities have the largest unrealized loss. The fair value of these securities, which have underlying collateral consisting of U.S. government sponsored enterprise guaranteed mortgages and non-guaranteed private label whole loan mortgages, were $505,976,000 at December 31, 2009 of which $454,516,000 was purchased during 2009, the remainder of which had a fair market value of $73,624,000 at December 31, 2008. For the securities purchased in 2009 there has been an unrealized loss of $3,607,000 since purchase. Of the remaining residential mortgage-backed securities in a loss position the unrealized loss increased from 8.3 percent of fair value at December 31, 2008 to 24.4 percent of fair value at December 31, 2009. The fair value of Collateralized Debt Obligation securities in an unrealized loss position is $6,789,000 with unrealized losses of $7,899,000 or 116 percent of fair value at December 31, 2009; such investments had an unrealized gain position at December 31, 2008. The fair value of State and Local Government securities were $92,139,000 at December 31, 2009 of which $42,703,000 was purchased during 2009, the remainder of which had a fair market value of $47,907,000 at December 31, 2008. For the securities purchased in 2009 there has been an unrealized loss of $1,212,000 since purchase. Of the remaining State and Local Government securities in a loss position the unrealized loss decreased from 10.1 percent of fair value at December 31, 2008 to 3.3 percent of fair value at December 31, 2009.

With respect to the CDO securities, the fair value decline is primarily attributable to a single CDO structure that is a pooled trust preferred security of which the Company owns a portion of only the Senior Notes tranche. All of the assets underlying such CDO structure are capital securities issued by trust subsidiaries of holding companies of banks and thrifts. As of December 31, 2009, the Senior Notes are rated "A3" by Moody's and is rated "A" by Fitch, and 6 of the 26 trust subsidiaries have elected to defer the interest on their respective obligations underlying the CDO structure. As of the end of the prior three quarters of 2009, only 3 of the 26 trust subsidiaries were deferring interest on their respective obligations. In accordance with the prospectus for the CDO structure, the priority of payments favors holders of the Senior Notes over holders of the Mezzanine Notes and Income Notes. Though the maturity of the CDO structure is June 15, 2031, 15.22% of the outstanding principle of the Senior Notes has been prepaid through year end 2009. More specifically, at any time the Senior Notes are outstanding, if either the Senior Principle or Senior Interest Coverage Tests (the "Senior Coverage Tests") are not satisfied as of a calculation date, then funds that would have otherwise been used to make payments on the Mezzanine Notes or Income Notes shall instead be applied as principle prepayments on the Senior Notes. As of December 31, 2009, the Senior Principle Coverage Test was below its threshold level, while the Senior Interest Coverage Test exceeded its threshold level. The Senior Coverage Tests exceeded the threshold levels for each of the prior quarters of 2009 and 2008. In its assessment of the Senior Note for potential other-than-temporary impairment, the Company evaluated the underlying issuers and engaged a third party vendor to stress test the performance of the underlying capital securities and related obligors. Such stress testing has been performed as of December 31, 2009 and as of the end of each of the prior four quarters, i.e., September 30, June 30 and March 31, 2009 and December 31, 2008. In each instance of stress testing, the results reflect no credit loss for the Senior Notes. In evaluating such results, the Company reviewed with the third party vendor the stress test assumptions and concurred with the analyses in concluding that the impairment at December 31, 2009 and prior quarters of 2009 was temporary, and not other-than-temporary.

The Company stratified the 273 debt securities for both severity and duration of impairment. With respect to severity, the following table provides the number of securities and amount of unrealized loss in the various ranges of unrealized loss as a percent of book value.

(Dollars in thousands)		Unrealized Loss	Number of Bonds
Greater than 40.0%	$	7,859	6
30.1% to 40.0%		1,370	1
20.1% to 30.0%		7,160	5
15.1% to 20.0%		4,180	10
10.1% to 15.0%		125	3
5.1% to 10.0%		705	14
0.1% to 5.0%		5,479	234
Total	$	26,878	273

With respect to the duration of the impaired securities, the Company identified 39 securities which have been continuously impaired for the 12 months ending December 31, 2009. The valuation history of such securities in the prior year(s) was also reviewed to determine the number of months in prior year(s) in which the identified securities was in an unrealized loss position. 13 of these 39 securities are non-guaranteed, non-Agency CMOs with an aggregate unrealized loss of $12,291,000, the most notable of which had an unrealized loss of $1,536,000. 17 of the 39 securities are state and local tax-exempt securities with an unrealized loss of $985,000, the most notable of which had an unrealized loss of $233,000. 8 of the 39 securities are residential mortgage-backed securities issued by U.S. government sponsored agencies, i.e., GNMA, FNMA, FHLMC and SBA, the aggregate unrealized loss of which was $6,000.

Included in the 273 debt securities with impairment at December 31, 2009 are 13 non-guaranteed, non-Agency issued CMOs tranches. 6 of the 13 CMOs tranches are collateralized by 30 year fixed residential mortgages considered to be "Prime," and 7 are collateralized by 30 year fixed residential mortgages considered to be "ALT – A." Moreover, none of the underlying mortgage collateral is considered "subprime".

For impaired debt securities for which there was no intent or expected requirement to sell, management considers available evidence to assess whether it is more likely-than-not that all amounts due would not be collected. In such assessment, management considers the severity and duration of the impairment, the credit ratings of the security, the overall deal and payment structure, including the Company's position within the structure, underlying obligors, financial condition and near term prospects of the issuer, delinquencies, defaults, loss severities, recoveries, prepayments, cumulative loss projections, discounted cash flows and fair value estimates. Based on the analysis of its impaired securities as of December 31, 2009, the Company determined that none of such securities had other-than-temporary impairment.

Goodwill Impairment

As required by FASB ASC Topic 350, *Intangibles – Goodwill and Other*, the Company tests goodwill and other intangible assets for impairment at the reporting unit level annually during the third quarter. The reporting unit level at which goodwill exists is at ten of the eleven bank subsidiaries. In addition, goodwill and other intangible assets of a subsidiary are tested for impairment between annual tests if an event occurs or circumstances change that would more-likely-than not reduce the fair value of a reporting units below its carrying amount. Examples of events and circumstances that could trigger the need for interim impairment testing include:

- A significant change in legal factors or in the business climate;
- An adverse action or assessment by a regulator;
- Unanticipated competition;
- A loss of key personnel;
- A more-likely-than-not expectation that a reporting unit or a significant portion of a reporting unit will be sold or otherwise disposed of; and
- The testing for recoverability of a significant asset group within a reporting unit.

The goodwill impairment test is a two-step process which requires the Company to make assumptions and judgments regarding fair value. In the first step for evaluating for possible impairment, the Company compares the estimated fair value of its reporting units to the carrying value, which includes goodwill. If the estimated fair value is less than the carrying value, the second step is completed to compute the impairment amount by determining the "implied fair value" of goodwill. This determination requires the allocation of the estimated fair value of the reporting units to the assets and liabilities of the reporting units. Any remaining unallocated fair value represents the "implied fair value" of goodwill, which is compared to the corresponding carrying value of goodwill to compute impairment amount, if any.

As a result of the economic downturn and the decline in the Company's stock price during 2009, the Company has tested for possible goodwill impairment on a quarterly basis. For the first step in evaluating goodwill for possible impairment, the Company performs two analyses. The first analysis estimates fair value based on market multiples of deal price to equity, deal price to tangible equity, and deal price to last twelve months earnings. The deal price multiples are obtained from an independent third party for acquisitions of financial institutions completed within the prior twelve months preceding each testing date, such acquisitions excluding financial institutions whose size and operations are not comparable to the Company and its bank subsidiaries. As an additional analysis, the Company also tests for goodwill impairment based on the Company's market capitalization adjusted for control value. In evaluating the range of appropriate control values, the control values have ranged from twenty percent to thirty-five percent, such values taking into account recent trends in market capitalization in advance of the date at which the Company is testing for potential goodwill impairment. Based on the interim and annual testing results, the Company has determined that the fair value of each reporting unit exceeded its carrying value, such that the Company's goodwill was not considered impaired during 2009. However, further adverse changes in the economic environment, operations of the reporting units, or other factors could result in a decline in the fair value of the reporting units which could result in goodwill impairment.

For additional information on goodwill see Note 6 to the Consolidated Financial Statements in "Item 8 – Financial Statements and Supplementary Data."

Fair Value Measurements

FASB ASC Topic 820, *Fair Value Measurements and Disclosures,* requires the Company to disclose information relating to fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. FASB established a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1 Quoted prices in active markets for identical assets or liabilities

Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

In April 2009, FASB issued an amendment to ASC Topic 820, *Fair Value Measurements and Disclosures*, relating to determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not orderly. The Company adopted the amendment effective for the interim period ending June 30, 2009 and determined there was not a material effect on the Company's financial position or results of operations. For further information regarding the new standard, see discussion in "Management's Discussion and Analysis of Financial Condition and Results of Operations – Impact of Recently Issued Standards."

On a recurring basis, the Company measures investment securities at fair value. The fair value of such investments is estimated by obtaining quoted market prices for identical assets, where available. If such prices are not available, fair value is based on independent asset pricing services and models, the inputs of which are market-based or independently sourced market parameters, including, but not limited to, yield curves, interest rates, volatilities, prepayments, defaults, cumulative loss projections, and cash flows. For those securities where greater reliance on unobservable inputs occurs, such securities are classified as Level 3 within the hierarchy.

In performing due diligence reviews of the independent asset pricing services and models for investment securities, the Company reviewed the vendors' inputs for fair value estimates and the recommended assignments of levels within the fair value hierarchy. The Company's review included the extent to which markets for investment securities were determined to have limited or no activity, or was judged to be an active market. The Company reviewed the extent to which observable and unobservable inputs were used as well as the appropriateness of the underlying assumptions about risk that a market participant would use in active markets, with adjustments for limited or inactive markets. In considering the inputs to the fair value estimates, the Company placed less reliance on quotes that were judged to not reflect orderly transactions, or were non-binding indications. The Company made independent inquires of other knowledgeable parties in testing the reliability of the inputs, including consideration for illiquidity, credit risk, and cash flow estimates. In assessing credit risk, the Company reviewed payment performance, collateral adequacy, credit rating histories, and issuers' financial statements with follow-up discussion with issuers. For those markets determined to be inactive, the valuation techniques used were models for which management verified that discount rates were appropriately adjusted to reflect illiquidity and credit risk. The Company independently obtained cash flow estimates that were stressed at levels that exceeded those used by independent third party pricing vendors. Based on the Company's due diligence review, investment securities are placed in the appropriate hierarchy levels with adjustment to vendors' recommendations made as necessary. Most notably, the Company determined that its collateralized debt obligation securities, i.e., trust preferred securities, were illiquid due to inactive markets (i.e., due to the absence of trade volume during 2008 and 2009), the fair values of which had significant reliance on unobservable inputs, and therefore were classified as Level 3 within the hierarchy.

On a non-recurring basis, the Company measures real estate and other assets owned and impaired loans at fair value. Real estate and other assets owned is carried at the lower of cost or estimated fair value, less estimated cost to sell. Estimated fair value of real estate and other assets owned is based on appraisals. The Company reviews the appraisals, giving consideration to the highest and best use of the collateral. The appraised values are reduced by discounts to consider lack of marketability and estimated cost to sell. Real estate and other assets owned are classified within Level 3 of the fair value hierarchy. Allowable methods for estimating fair value of impaired loans include using the fair value of the collateral for collateral dependent loans or, where a loan is determined not to be collateral dependent, using the discounted cash flow method. Impaired loans are primarily collateral-dependent and the estimated fair value is based on the appraised fair value of the collateral, less estimated cost to sell. The Company reviews the appraisals, giving consideration to the highest and best use of the collateral. The appraised values are reduced by discounts to consider lack of marketability and estimated cost to sell. Impaired loans are classified within Level 3 of the fair value hierarchy.

In addition to measuring certain financial assets and liabilities on a recurring or non-recurring basis, the Company discloses estimated fair value on financial assets and liabilities. The following is a description of the methods and inputs used to estimate the fair value of other financial instruments recognized at amounts other than fair value.

The fair value for unimpaired loans, net of ALLL, is estimated by discounting the future cash flows using the rates at which similar notes would be originated for the same remaining maturities. The market rates used are based on current rates the Banks would impose for similar loans and reflect a market participant assumption about risks associated with non-performance, illiquidity, and the structure and term of the loans along with local economic and market conditions.

The fair value of term deposits is estimated by discounting the future cash flows using rates of similar deposits with similar maturities. The market rates used were obtained from a knowledgeable independent third party and reviewed by the Company. The rates were the average of current rates offered by local competitors of the Banks. The estimated fair value of demand, NOW, savings, and money market deposits is the book value since rates are regularly adjusted to market rates.

The fair value of the non-callable FHLB advances is estimated by discounting the future cash flows using rates of similar advances with similar maturities. These rates were obtained from current rates offered by FHLB. The estimated fair value of callable FHLB advances was obtained from FHLB and the model was reviewed by the Company through discussions with FHLB.

The fair value of FRB borrowings is estimated based on borrowing rates currently available to the Company for FRB borrowings with similar terms and maturities. The current outstanding borrowings are short term and current rates offered by FRB equal the rates on the outstanding borrowings, resulting in the estimated fair value being the same as the book value.

The fair value of term repurchase agreements is estimated based on current repurchase rates currently available to the Company for repurchases agreements with similar terms and maturities. The market rates used are based on current rates the Banks would incur for similar borrowings. The estimated fair value for overnight repurchase agreements and other borrowings is book value.

The fair value of the subordinated debentures is estimated by discounting the estimated future cash flows using current estimated market rates for subordinated debt issuances with similar characteristics. The market rates used were based on an independent third party's judgment and include inputs such as implied yield curves and interest rate spreads.

For additional information on fair value measurements see Note 18 and 22 to the Consolidated Financial Statements in "Item 8 – Financial Statements and Supplementary Data."

Impact of Recently Issued Accounting Standards

New authoritative accounting guidance that has either been issued during 2009 or is effective during 2009 or 2010 and may possibly have a material impact on the Company includes amendments to: FASB ASC Topic 320, *Investments – Debt and Equity Securities*, FASB ASC Topic 350, *Intangibles – Goodwill and Other*, FASB ASC Topic 805, *Business Combinations*, FASB ASC Topic 810, *Consolidation*, FASB ASC Topic 815, *Derivatives and Hedging*, FASB ASC Topic 820, *Fair Value Measurements and Disclosures*, FASB ASC Topic 825, *Financial Instruments,* and FASB ASC Topic 860, *Transfers and Servicing*. For additional information on the topics and the impact on the Company see Note 22 to the Consolidated Financial Statements in "Item 8 – Financial Statements and Supplementary Data."

ITEM 7A. Quantitative and Qualitative Disclosures about Market Risk

Information regarding "Quantitative and Qualitative Disclosures about Market Risk" is set fourth under "Item 7 - Management's Discussion and Analysis".

ITEM 8. Financial Statements and Supplementary Data

BKD LLP
CPAs & Advisors

Wells Fargo Center
1700 Lincoln Street, Suite 1400
Denver, CO 80203-4514
303.861.4545 Fax 303.832.5705 www.bkd.com

Report of Independent Registered Public Accounting Firm

Audit Committee, Board of Directors and Stockholders
Glacier Bancorp, Inc.
Kalispell, Montana

We have audited the accompanying consolidated statements of financial condition of Glacier Bancorp, Inc. as of December 31, 2009 and 2008, and the related consolidated statements of operations, stockholders' equity and comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2009. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audits included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Glacier Bancorp, Inc. as of December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with accounting principles generally accepted in the Unites States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Glacier Bancorp, Inc.'s internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO)* and our report dated March 1, 2010, expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

BKD, LLP

Denver, Colorado
March 1, 2010

BKD LLP
CPAs & Advisors

Wells Fargo Center
1700 Lincoln Street, Suite 1400
Denver, CO 80203-4514
303.861.4545 Fax 303.832.5705 www.bkd.com

Report of Independent Registered Public Accounting Firm

Audit Committee, Board of Directors and Stockholders
Glacier Bancorp, Inc.
Kalispell, Montana

We have audited Glacier Bancorp, Inc.'s internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).* The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of reliable financial statements in accordance with generally accepted accounting principles in the United States of America. Because management's assessment and our audit were conducted to meet the reporting requirements of Section 112 of the Federal Deposit Insurance Corporation Improvement Act (FDICIA), our examination of Glacier Bancorp Inc.'s internal control over financial reporting included controls over the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America and with the instructions to the Consolidated Financial Statements for Bank Holding Companies (Form FR Y-9C). A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention, or timely detection and correction of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Glacier Bancorp, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).*

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of Glacier Bancorp, Inc. and our report dated March 1, 2010, expressed an unqualified opinion thereon.



Denver, Colorado
March 1, 2010

Glacier Bancorp, Inc.
Consolidated Statements of Financial Condition

(Dollars in thousands, except per share data)		December 31, 2009	December 31, 2008
Assets:			
Cash on hand and in banks	$	**120,731**	125,123
Federal funds sold		**87,155**	6,480
Interest bearing cash deposits		**2,689**	3,652
Cash and cash equivalents		**210,575**	135,255
Investment securities, available-for-sale		**1,506,394**	990,092
Loans receivable, net of allowance for loan and lease losses of $142,927 and $76,739 at December 31, 2009 and 2008, respectively		**3,920,988**	3,998,478
Loans held for sale		**66,330**	54,976
Premises and equipment, net		**140,921**	133,949
Real estate and other assets owned, net		**57,320**	11,539
Accrued interest receivable		**29,729**	28,777
Deferred tax asset		**41,082**	14,292
Core deposit intangible, net of accumulated amortization of $17,910 and $14,794 at December 31, 2009 and 2008, respectively		**13,937**	13,013
Goodwill		**146,259**	146,752
Other assets		**58,260**	26,847
Total assets	$	**6,191,795**	5,553,970
Liabilities:			
Non-interest bearing deposits	$	**810,550**	747,439
Interest bearing deposits		**3,289,602**	2,515,036
Advances from Federal Home Loan Bank		**790,367**	338,456
Securities sold under agreements to repurchase		**212,506**	188,363
Federal Reserve Bank discount window		**225,000**	914,000
Other borrowed funds		**13,745**	8,368
Accrued interest payable		**7,928**	9,751
Subordinated debentures		**124,988**	121,037
Other liabilities		**31,219**	34,580
Total liabilities		**5,505,905**	4,877,030
Stockholders' Equity:			
Preferred shares, $0.01 par value per share. 1,000,000 shares authorized. none issued or outstanding at December 31, 2009 and 2008		**-**	-
Common stock, $0.01 par value per share. 117,187,500 and 117,187,500 shares authorized, 61,619,803 and 61,331,273 issued and outstanding at December 31, 2009 and 2008, respectively		**616**	613
Paid-in capital		**497,493**	491,794
Retained earnings - substantially restricted		**188,129**	185,776
Accumulated other comprehensive loss		**(348)**	(1,243)
Total stockholders' equity		**685,890**	676,940
Total liabilities and stockholders' equity	$	**6,191,795**	5,553,970

See accompanying notes to consolidated financial statements.

Glacier Bancorp, Inc.
Consolidated Statements of Operations

(Dollars in thousands, except per share data)	Years ended December 31, 2009	2008	2007
Interest Income:			
Residential real estate loans	$ **54,498**	51,166	59,664
Commercial loans	**151,580**	165,119	157,644
Consumer and other loans	**44,844**	47,725	48,105
Investment securities and other	**51,572**	38,975	39,347
Total interest income	**302,494**	302,985	304,760
Interest Expense:			
Deposits	**38,429**	55,012	81,459
Federal Home Loan Bank advances	**7,952**	15,355	18,897
Securities sold under agreements to repurchase	**2,007**	3,823	7,445
Subordinated debentures	**6,818**	7,430	7,537
Other borrowed funds	**1,961**	8,752	5,953
Total interest expense	**57,167**	90,372	121,291
Net interest income	**245,327**	212,613	183,469
Provision for loan losses	**124,618**	28,480	6,680
Net interest income after provision for loan losses	**120,709**	184,133	176,789
Non-Interest Income:			
Service charges and other fees	**40,465**	41,550	37,931
Miscellaneous loan fees and charges	**5,406**	5,956	7,555
Gain on sale of loans	**26,923**	14,849	13,283
Gain (loss) on investments	**5,995**	(7,345)	(8)
Other income	**7,685**	6,024	6,057
Total non-interest income	**86,474**	61,034	64,818
Non-Interest Expense:			
Compensation, employee benefits and related expense	**84,965**	82,027	79,070
Occupancy and equipment expense	**23,471**	21,674	19,152
Advertising and promotions	**6,477**	6,989	6,306
Outsourced data processing expense	**3,031**	2,508	2,755
Core deposit intangibles amortization	**3,116**	3,051	3,202
Foreclosed asset expenses, losses and write-downs	**9,092**	1,176	193
Federal Deposit Insurance Corporation premiums	**8,639**	1,377	755
Other expense	**30,027**	27,107	26,484
Total non-interest expense	**168,818**	145,909	137,917
Earnings before income taxes	**38,365**	99,258	103,690
Federal and state income tax expense	**3,991**	33,601	35,087
Net earnings	$ **34,374**	65,657	68,603
Basic earnings per share	$ **0.56**	1.20	1.29
Diluted earnings per share	$ **0.56**	1.19	1.28

See accompanying notes to consolidated financial statements.

Glacier Bancorp, Inc.
Consolidated Statements of Stockholders' Equity and Comprehensive Income
Years ended December 31, 2009, 2008, and 2007

(Dollars in thousands, except per share data)	Common Stock Shares	Common Stock Amount	Paid-in Capital	Retained Earnings Substantially Restricted	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
Balance at December 31, 2006	52,302,820	$ 523	344,265	108,286	3,069	456,143
Comprehensive income:						
Net earnings	-	-	-	68,603	-	68,603
Unrealized gain on securities, net of reclassification adjustment and taxes	-	-	-	-	48	48
Total comprehensive income						68,651
Cash dividends declared ($0.50 per share)	-	-	-	(26,694)	-	(26,694)
Stock options exercised	550,080	6	6,148	-	-	6,154
Stock issued in connection with acquisitions	793,580	7	18,993	-	-	19,000
Stock-based compensation and tax benefit	-	-	5,322	-	-	5,322
Balance at December 31, 2007	53,646,480	$ 536	374,728	150,195	3,117	528,576
Comprehensive income:						
Net earnings	-	-	-	65,657	-	65,657
Unrealized loss on securities, net of reclassification adjustment and taxes	-	-	-	-	(4,360)	(4,360)
Total comprehensive income						61,297
Cash dividends declared ($0.52 per share)	-	-	-	(29,079)	-	(29,079)
Stock options exercised	719,858	7	9,789	-	-	9,796
Stock issued in connection with acquisition	639,935	7	9,280	-	-	9,287
Public offering of stock issued	6,325,000	63	93,890	-	-	93,953
Cumulative effect of a change in accounting principle	-	-	-	(997)	-	(997)
Stock-based compensation and tax benefit	-	-	4,107	-	-	4,107
Balance at December 31, 2008	61,331,273	$ 613	491,794	185,776	(1,243)	676,940
Comprehensive income:						
Net earnings	-	-	-	34,374	-	34,374
Unrealized gain on securities, net of reclassification adjustment and taxes	-	-	-	-	895	895
Total comprehensive income						35,269
Cash dividends declared ($0.52 per share)	-	-	-	(32,021)	-	(32,021)
Stock options exercised	188,535	2	2,552	-	-	2,554
Stock issued in connection with acquisition	99,995	1	1,419	-	-	1,420
Stock-based compensation and tax benefit	-	-	1,728	-	-	1,728
Balance at December 31, 2009	61,619,803	$ 616	497,493	188,129	(348)	685,890

Disclosure of reclassification amount:	Year ended December 31, 2009	2008	2007
Unrealized and realized holding gain (loss) arising during the year	$ 7,474	(14,540)	70
Tax (expense) benefit	(2,933)	5,699	(27)
Net after tax	4,541	(8,841)	43
Reclassification adjustment for net (gain) loss included in net income	(5,995)	7,345	8
Tax expense (benefit)	2,349	(2,864)	(3)
Net after tax	(3,646)	4,481	5
Net change in unrealized gain (loss) on available-for-sale securities	$ 895	(4,360)	48

See accompanying notes to consolidated financial statements.

Glacier Bancorp, Inc.
Consolidated Statements of Cash Flows

(Dollars in thousands)		Years ended December 31, 2009	2008	2007
OPERATING ACTIVITIES :				
Net earnings	$	**34,374**	65,657	68,603
Adjustments to reconcile net earnings to net cash provided by (used in) operating activities:				
Mortgage loans held for sale originated or acquired		**(1,239,862)**	(675,280)	(618,523)
Proceeds from sales of mortgage loans held for sale		**1,255,432**	675,276	626,818
Provision for loan losses		**124,618**	28,480	6,680
Depreciation of premises and equipment		**10,450**	9,814	8,508
Amortization of core deposit intangible		**3,116**	3,051	3,202
(Gain) loss on sale of investments		**(5,995)**	7,345	8
Gain on sale of loans		**(26,923)**	(14,849)	(13,283)
Loss (gain) on OREO and writedown		**5,676**	149	(182)
Bargain purchase gain		**(3,482)**	-	-
Amortization of investment securities premiums and discounts, net		**(73)**	1,400	2,737
FHLB stock dividends		**(16)**	-	-
Gain on sale of Western's Lewistown branch		**-**	-	(1,575)
Deferred (benefit) tax expense		**(29,755)**	(11,032)	1,569
Stock compensation expense, net of tax benefits		**1,863**	1,686	2,187
Excess tax benefits related to the exercise of stock options		**(75)**	(1,325)	(1,745)
Net decrease (increase) in accrued interest receivable		**1,312**	(2,135)	44
Net (decrease) increase in accrued interest payable		**(2,241)**	(3,656)	2,162
Net (decrease) increase in current income taxes payable		**(2,913)**	2,636	970
Net increase in other assets		**(26,982)**	(519)	(1,332)
Net (decrease) increase in other liabilities		**(1,787)**	517	1,988
NET CASH PROVIDED BY OPERATING ACTIVITIES		**96,737**	87,215	88,836
INVESTING ACTIVITIES:				
Proceeds from sales, maturities and prepayments of investment securities available-for-sale		**310,809**	280,051	273,323
Purchases of investment securities available-for-sale		**(768,045)**	(584,058)	(88,715)
Principal collected on installment and commercial loans		**1,002,856**	1,088,871	1,125,275
Installment and commercial loans originated or acquired		**(1,006,751)**	(1,420,609)	(1,598,253)
Principal collections on mortgage loans		**237,883**	305,353	455,337
Mortgage loans originated or acquired		**(184,354)**	(357,951)	(359,484)
Proceeds from sale of OREO		**14,763**	4,294	-
Net purchase of FHLB and FRB stock		**(701)**	(640)	(3,854)
Net cash received (paid) for acquisition of banks		**41,716**	(7,133)	8,953
Net cash paid for sale of Western's Lewistown branch		**-**	-	(6,846)
Net addition of premises and equipment		**(11,859)**	(15,336)	(18,033)
NET CASH USED IN INVESTING ACTIVITIES		**(363,683)**	(707,158)	(212,297)
FINANCING ACTIVITIES:				
Net increase (decrease) in deposits		**601,062**	(40,936)	(97,214)
Net increase (decrease) in FHLB advances		**451,910**	(209,829)	231,427
Net increase in securities sold under repurchase agreements		**8,251**	10,322	7,825
Net (decrease) increase in Federal Reserve Bank discount window		**(689,000)**	914,000	-
Net (decrease) increase in U.S. Treasury Tax and Loan funds		**(930)**	(215,342)	54,865
Net increase (decrease) in other borrowed funds		**365**	(6,621)	(55)
Cash dividends paid		**(32,021)**	(29,079)	(26,694)
Excess tax benefits related to the exercise of stock options		**75**	1,325	1,745
Proceeds from exercise of stock options and other stock issued		**2,554**	103,749	6,154
NET CASH PROVIDED BY FINANCING ACTIVITIES		**342,266**	527,589	178,053
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		**75,320**	(92,354)	54,592
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		**135,255**	227,609	173,017
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	**210,575**	135,255	227,609
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	**59,408**	94,028	118,840
Cash paid during the year for income taxes		**36,778**	43,114	34,798
Sale and refinancing of other real estate owned		**8,150**	2,909	-
Other real estate acquired in settlement of loans		**71,967**	16,661	558

The following schedule summarizes the Company's acquisitions in 2009, 2008 and 2007:

	First National Bank & Trust	Bank of the San Juans	North Side State Bank
Date acquired	Oct. 2, 2009	Dec. 1, 2008	April 30, 2007
Fair Value of assets acquired	$ 272,280	$ 157,648	$ 128,252
Cash paid for the capital stock	621	7,133	8,953
Capital stock issued	9,995	9,287	19,000
Liabilities assumed	266,758	139,016	100,348

See accompanying notes to consolidated financial statements.

1. Summary of Significant Accounting Policies

(a) General

Glacier Bancorp, Inc. ("Company") is a Montana corporation incorporated in 2004 as a successor corporation to the Delaware corporation incorporated in 1990. The Company is a regional multi-bank holding company that provides a full range of banking services to individual and corporate customers in Montana, Idaho, Wyoming, Colorado, Utah and Washington through its bank subsidiaries. The bank subsidiaries are subject to competition from other financial service providers. The bank subsidiaries are also subject to the regulations of certain government agencies and undergo periodic examinations by those regulatory authorities.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan and lease losses ("ALLL" or "allowance") and the valuations related to investments, business combinations, goodwill, deferred tax assets and real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the ALLL and other valuation estimates management obtains independent appraisals for significant items.

(b) Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its eleven wholly-owned operating subsidiaries as of December 31, 2009; Glacier Bank ("Glacier"), First Security Bank of Missoula ("First Security"), Western Security Bank ("Western"), Big Sky Western Bank ("Big Sky"), Valley Bank of Helena ("Valley"), and First Bank of Montana ("First Bank-MT"), all located in Montana, Mountain West Bank ("Mountain West") and Citizens Community Bank ("Citizens") located in Idaho, 1st Bank ("1st Bank") and First National Bank & Trust ("First National") located in Wyoming, and Bank of the San Juans ("San Juans") located in Colorado. All significant inter-company transactions have been eliminated in consolidation.

In addition, the Company owns seven trust subsidiaries, Glacier Capital Trust II ("Glacier Trust II"), Glacier Capital Trust III ("Glacier Trust III"), Glacier Capital Trust IV ("Glacier Trust IV"), Citizens (ID) Statutory Trust I ("Citizens Trust I"), Bank of the San Juans Bancorporation Trust I ("San Juans Trust I"), First Company Statutory Trust 2001 ("First Co Trust 01") and First Company Statutory Trust 2003 ("First Co Trust 03") for the purpose of issuing trust preferred securities and, in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification™ ("ASC") Topic 810, *Consolidation*, the trust subsidiaries are not consolidated into the Company's financial statements. The Company does not have any other off-balance sheet entities.

On October 2, 2009, First Company and its subsidiary, First National, was acquired by the Company. On December 1, 2008, Bank of the San Juans Bancorporation and its subsidiary, San Juans, was acquired by the Company. The acquired banks became wholly-owned subsidiaries of the Company.

On February 1, 2009, First National Bank of Morgan ("Morgan") merged into 1st Bank resulting in operations being conducted under the 1st Bank charter. Prior period activity of Morgan has been combined and included in 1st Bank's historical results. On April 30, 2008, Glacier Bank of Whitefish ("Whitefish") merged into Glacier with operations conducted under the Glacier charter. The mergers were accounted for as a combination of two wholly-owned subsidiaries without acquisition accounting and prior period activity of the merged banks has been combined and included in the acquiring bank subsidiaries' historical results.

(c) Variable Interest Entities

FASB ASC Topic 810, *Consolidation*, provides guidance as to when a company should consolidate the assets, liabilities, and activities of a variable interest entity ("VIE") in its financial statements, and when a company should disclose information about its relationship with a VIE. A VIE is a legal structure used to conduct activities or hold assets, and a VIE must be consolidated by a company if it is the primary beneficiary that absorbs the majority of the entity's expected losses, receives a majority of the entity's expected residual returns, or both. For additional information relating to 2009 amendments to this topic, see Note 22.

1. Summary of Significant Accounting Policies ... continued

The Company has equity investments in Certified Development Entities ("CDE") which have received allocations of new market tax credits ("NMTC"). The Company also has equity investments in low-income housing tax credit ("LIHTC") partnerships. The CDE's and the LIHTC partnerships are VIE's. The underlying activities of the VIE's are community development projects designed primarily to promote community welfare, such as economic rehabilitation and development of low-income areas by providing housing, services, or jobs for residents. The maximum exposure to loss in the VIE's is the amount of equity invested or credit extended by the Company; however, the Company has credit protection in the form of indemnification agreements, guarantees, and collateral arrangements. The Company has evaluated the variable interests held by the Company and others and where the Company is the primary beneficiary of a VIE, the VIE has been consolidated into the bank subsidiary which holds the direct investment in the VIE. Currently, only CDE (NMTC) investments are consolidated into the Company's financial statements. For the CDE (NMTC) investments, the creditors and other beneficial interest holders have no recourse to the general credit of the bank subsidiaries. As of December 31, 2009, the Company had investments in VIE's of $30,513,000 and $2,331,000 for the CDE (NMTC) and LIHTC partnerships, respectively. The consolidated VIE's as well as the unconsolidated VIE's are regularly monitored by the Company to determine if any reconsideration events have occurred that could cause its primary beneficiary status to change.

(d) Cash and Cash Equivalents
Cash and cash equivalents include cash on hand, cash held as demand deposits at various banks and regulatory agencies, interest bearing deposits, federal funds sold and liquid investments with original maturities of three months or less.

(e) Investment Securities
Debt securities for which the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity and are stated at amortized cost. Debt and equity securities held primarily for the purpose of selling in the near term are classified as trading securities and are reported at fair market value, with unrealized gains and losses included in income. Debt and equity securities not classified as held-to-maturity or trading are classified as available-for-sale and are reported at fair value with unrealized gains and losses, net of income taxes, shown as a separate component of stockholders' equity. As of December 31, 2009 and 2008, the Company only has available-for-sale securities.

Premiums and discounts on investment securities are amortized or accreted into income using a method that approximates the level-yield interest method. The cost of any investment, if sold, is determined by specific identification. If impairment of securities is determined to be other-than-temporary, an impairment loss is recognized by reducing the amortized cost for the credit loss portion of the impairment with a corresponding charge to earnings for a like amount.

The Company holds stock in the Federal Home Loan Bank ("FHLB") and the Federal Reserve Bank ("FRB"). FHLB stock and FRB stock is restricted because such stock may only be sold to the FHLB or FRB at its par value. Due to restrictive terms, and the lack of a readily determinable market value, FHLB and FRB stocks are carried at cost.

For additional information relating to investment securities, see Note 3.

(f) Loans Receivable
Loans that are intended to be held to maturity are reported at their unpaid principal balance less charge-offs, specific valuation accounts, and any deferred fees or costs on originated loans. Acquired loans are reported net of unamortized premiums or discounts. Interest income is reported on the interest method and includes discounts and premiums on acquired loans and net loan fees on originated loans which are amortized over the expected life of loans using methods that approximate the effective interest method. For additional information relating to loans, see Note 4.

Loans are designated non-accrual and the accrual of interest is discontinued when the collection of the contractual principal or interest is unlikely. A loan is typically placed on non-accrual when principal or interest is due and has remained unpaid for ninety days or more unless the loan is in process of collection and well-secured by collateral the fair value of which is sufficient to pay off the debt in full. When a loan is placed on non-accrual status, interest previously accrued but not collected is reversed against current period interest income. Subsequent payments are applied to the outstanding principal balance if doubt remains as to the ultimate collectability of the loan. Interest accruals are resumed on such loans only when they are brought fully current with respect to interest and principal and when, in the judgment of management, the loans are estimated to be fully collectible as to both principal and interest.

Loans are designated impaired when, based upon current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. The amount of the impairment is measured using cash flows discounted at the loan's effective interest rate, except when it is determined that repayment of the loan is expected to be provided solely by the underlying collateral. For collateral dependent loans, impairment is measured by the fair value of the collateral less the cost to sell. When the ultimate collectability of the total principal of an impaired loan is in doubt and designated is non-accrual, all payments are applied to principal under the cost recovery method. When the ultimate collectability of the total principal on an impaired loan is not in doubt, contractual interest is generally credited to interest income when received under the cash basis method.

A restructured loan is considered a troubled debt restructuring if the creditor, for economic or legal reasons related to the debtor's financial difficulties, grants a concession to the debtor that it would not otherwise consider. The Company's troubled debt restructuring loans are considered impaired loans.

(g) Loans Held for Sale

Mortgage and commercial loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses are recognized by charges to income. A sale is recognized when the Company surrenders control of the loan and consideration, other than beneficial interests in the loan, is received in exchange. A gain is recognized to the extent the selling price exceeds the carrying value.

(h) Allowance for loan and lease losses

Based upon management's analysis of the Company's loan and lease portfolio, the balance of the ALLL is an estimate of probable credit losses known and inherent in the loan and lease portfolio as of the date of the consolidated financial statements. The ALLL is increased by provisions for loan losses which are charged to expense. The portions of loan balances determined by management to be uncollectible are charged off in reduction of the allowance. Recoveries of amounts previously charged off are credited as an increase to the allowance.

The allowance for estimated losses on loans and leases is determined by each bank subsidiary based upon past loss experience, adjusted for changes in trends and conditions of certain items, including:

- Adverse situations that may affect specific borrowers' ability to repay;
- Current collateral values, where appropriate;
- Delinquencies and non-performing loans;
- Amount and timing of future cash flows expected on impaired loans;
- Criticized and classified loans;
- Credit concentrations by credit type, industry, geography;
- Recoveries and dispositions of balances previously charge-off;
- Volume and terms of loans;
- Loan size and complexity;
- Competition and bank size;
- Local market areas and national economic conditions;
- Effects of changes in lending policies and procedures;
- Experience, ability, and depth of lending management and credit administration staff; and
- Effects of legal and regulatory developments.

1. Summary of Significant Accounting Policies . . . continued

Individually significant loans and major lending areas are reviewed periodically to determine potential problems at an early date. A loan is considered impaired when, based upon current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. The amount of the impairment is measured using cash flows discounted at the loan's effective interest rate, except when it is determined that repayment of the loan is expected to be provided solely by the underlying collateral. For collateral dependent loans, impairment is measured by the fair value of the collateral less the cost to sell. The Company considers its investment in one-to-four family residential loans, consumer and home equity loans to be homogeneous and therefore evaluates such loans for impairment on a pooled basis.

(i) Temporary versus Other-Than-Temporary Impairment
The Company views the determination of whether an investment security is temporarily or other-than-temporarily impaired as a critical accounting policy, as the estimate is susceptible to significant change from period to period because it requires management to make significant judgments, assumptions and estimates in the preparation of its consolidated financial statements. The Company assesses individual securities in its investment securities portfolio for impairment at least on a quarterly basis, and more frequently when economic or market conditions warrant. An investment is impaired if the fair value of the security is less than its carrying value at the financial statement date. If impairment is determined to be other-than-temporary, an impairment loss is recognized by reducing the amortized cost for the credit loss portion of the impairment with a corresponding charge to earnings.

In evaluating impaired securities for other-than-temporary impairment losses, management considers, among other things, (i) the severity and duration of the impairment, (ii) the credit ratings of the security, (iii) the overall deal structure, including the Company's position within the structure, the overall and near term financial performance of the issuer and underlying collateral, delinquencies, defaults, loss severities, recoveries, prepayments, cumulative loss projections, discounted cash flows and fair value estimates. The Company also considers its intent and ability to retain the investment security for a period of time sufficient to allow for anticipated recovery in fair value. In so doing, the Company considers (i) contractual constraints, liquidity and capital needs of the Company, and (ii) management's approach to managing the investment portfolio including intent, if any, to dispose of impaired investment securities in periods subsequent to the impairment analysis date.

Management considers whether an investment security is other-than-temporarily impaired under the guidance promulgated in FASB ASC Topic 320, *Investments – Debt and Equity Securities*. For additional information relating to investment securities, see Note 3.

(j) Premises and Equipment
Premises and equipment are stated at cost less depreciation. Depreciation is computed on a straight-line method over the estimated useful lives or the term of the related lease. The estimated useful life for office buildings is 15 - 40 years and the estimated useful life for furniture, fixtures, and equipment is 3 - 10 years. Interest is capitalized for any significant building projects. For additional information relating to premises and equipment, see Note 5.

(k) Real Estate Owned
Property acquired by foreclosure or deed-in-lieu of foreclosure is carried at the lower of fair value at acquisition date or current estimated fair value, less selling costs. Costs, excluding interest, relating to the improvement of property are capitalized, whereas those relating to holding the property are charged to expense. Fair value is determined as the amount that could be reasonably expected in a current sale (other than a forced or liquidation sale) between a willing buyer and a willing seller. If the fair value of the asset minus the estimated cost to sell is less than the cost of the property, a loss is recognized in other expenses and the asset carrying value is reduced. Any gain or loss on disposition of real estate owned is recorded in other income or other expense.

(l) Business Combinations and Intangible Assets
Acquisitions are accounted for as prescribed by FASB ASC Topic 805, *Business Combinations*. This Topic was amended January 1, 2009; for additional information relating to the amendment, see Note 22. Acquisition accounting requires the total purchase price to be allocated to the estimated fair values of assets acquired and liabilities assumed, including certain intangible assets. Goodwill is recorded if the purchase price exceeds the net fair value of assets acquired and a bargain purchase gain is recorded in other income if the net fair value of assets acquired exceeds the purchase price.

1. Summary of Significant Accounting Policies ... continued

Adjustment of the allocated purchase price may be related to fair value estimates for which all information has not been obtained on the acquired entity known or discovered during the allocation period, the period of time required to identify and measure the fair values of the assets and liabilities acquired in the business combination.

Core deposit intangible represents the intangible value of depositor relationships resulting from deposit liabilities assumed in acquisitions and are amortized using an accelerated method based on an estimated runoff of the related deposits, not exceeding 10 years. The useful life of the core deposit intangible is reevaluated on an annual basis, with any changes in estimated useful life accounted for prospectively over the revised remaining life. For additional information relating to core deposit intangibles, see Note 6.

On an annual basis, as required by FASB ASC Topic 350, *Intangibles – Goodwill and Other*, the Company tests goodwill and other intangible assets for impairment at the subsidiary level annually during the third quarter. In addition, goodwill and other intangible assets of a subsidiary are tested for impairment between annual tests if an event occurs or circumstances change that would more-likely-than not reduce the fair value of a reporting unit below its carrying amount. For additional information relating to goodwill, see Note 6.

(m) Income Taxes

Deferred tax assets and liabilities are recognized for estimated future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Deferred tax assets are reduced by a valuation allowance, if based on the weight of available evidence, it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized. The term more-likely-than not means a likelihood of more than 50 percent. The recognition threshold considers the facts, circumstances, and information available at the reporting date and is subject to the Company's judgment. In assessing the need for a valuation allowance, the Company considers both positive and negative evidence. For additional information relating to income taxes, see Note 12.

(n) Advertising and Promotion

Advertising and promotion costs are recognized in the period incurred.

(o) Stock-based Compensation

Compensation cost related to the share-based payment transactions is recognized in the financial statements over the requisite service period, which is the vesting period. Compensation cost is measured using the fair value of an award on the grant date by using the Black Scholes option-pricing model. For additional information relating to stock-based compensation, see Note 15.

(p) Long-lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An asset is deemed impaired if the sum of the expected future cash flows is less than the carrying amount of the asset. If impaired, an impairment loss is recognized to reduce the carrying value of the asset to fair value. At December 31, 2009 and 2008, no assets were considered impaired.

1. Summary of Significant Accounting Policies . . . continued

(q) Mortgage Servicing Rights
The Company recognizes the rights to service mortgage loans for others, whether acquired or internally originated. Loan servicing rights are initially recorded at fair value based on comparable market quotes and are amortized as other expense in proportion to and over the period of estimated net servicing income. Loan servicing rights are evaluated quarterly for impairment by discounting the expected future cash flows, taking into consideration the estimated level of prepayments based on current industry expectations and the predominant risk characteristics of the underlying loans including loan type, note rate and loan term. Impairment adjustments, if any, are recorded through a valuation allowance. For additional information relating to mortgage servicing rights, see Note 6.

As of December 31, 2009 and 2008, the carrying value of mortgage servicing rights was approximately $1,041,000 and $1,262,000, respectively. Amortization expense of $250,000, $176,000, and $188,000 was recognized in the years ended December 31, 2009, 2008, and 2007, respectively. The servicing rights are included in other assets on the balance sheet and are amortized over the period of estimated net servicing income. There was no impairment of carrying value at December 31, 2009 or 2008. At December 31, 2009, the fair value of mortgage servicing rights was approximately $1,708,000.

(r) Earnings Per Share
Basic earnings per share represents income available to common stockholders divided by the weighted-average number of shares of common stock outstanding during the year. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential shares had been issued, as well as any adjustment to income that would result from the issuance. Potential common shares that may be issued by the Company relate to outstanding stock options, and are determined using the treasury stock method. For additional information relating earnings per share, see Note 14.

(s) Leases
The Company leases certain land, premises and equipment from third parties under operating and capital leases. The lease payments for operating lease agreements are recognized on a straight-line basis. The present value of the future minimum rental payments for capital leases is recognized as an asset when the lease is formed. Lease improvements incurred at the inception of the lease are recorded as an asset and depreciated over the initial term of the lease and lease improvements incurred subsequently are depreciated over the remaining term of the lease. For additional information relating to leases, see Note 19.

(t) Comprehensive Income
Comprehensive income includes net income, as well as other changes in stockholders' equity that result from transactions and economic events other than those with stockholders. The Company's only significant element of other comprehensive income is unrealized gains and losses, net of tax expense (benefit), on available-for-sale securities.

(u) Reclassifications
Certain reclassifications have been made to the 2008 and 2007 financial statements to conform to the 2009 presentation.

2. Cash on Hand and in Banks

At December 31, 2009 and 2008, cash and cash equivalents primarily consisted of Federal funds sold, cash on hand, and cash items in process. The bank subsidiaries are required to maintain an average reserve balance with either the Federal Reserve or in the form of cash on hand. The amount of this required reserve balance at December 31, 2009 was $12,412,000.

The financial institutions holding the Company's cash accounts are participating in the Federal Deposit Insurance Corporation's ("FDIC") Transaction Account Guarantee Program. Under that program, through June 30, 2010, all noninterest-bearing transaction accounts are fully guaranteed by the FDIC for the entire amount in the account.

At December 31, 2009, the Company had overnight Federal funds sold of $87,155,000, which are not guaranteed by the FDIC. The Company performs a quarterly review of the institutions at which balances are maintained. The review encompasses the financial condition of each institution including capital level, credit quality, earnings level, and other factors including trends affecting the financial condition of the institution.

3. Investment Securities, Available-for-Sale

A comparison of the amortized cost and estimated fair value of the Company's investment securities designated as available-for-sale is presented below.

(Dollars in thousands)	Year ended December 31, 2009				
	Weighted Yield	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. Government and federal agency:					
Maturing within one year	1.62%	$ 210	-	(1)	209
Government sponsored enterprises:					
Maturing within one year	0.00%	-	-	-	-
Maturing after one year through five years	3.21%	74	-	-	74
Maturing after five years through ten years	1.64%	40	-	-	40
Maturing after ten years	2.05%	63	-	-	63
	2.43%	177	-	-	177
State and local governments and other issues:					
Maturing within one year	2.48%	2,040	6	-	2,046
Maturing after one year through five years	3.30%	9,326	208	(12)	9,522
Maturing after five years through ten years	3.84%	27,125	786	(168)	27,743
Maturing after ten years	4.92%	448,853	10,140	(10,539)	448,454
	4.82%	487,344	11,140	(10,719)	487,765
Residential mortgage-backed securities	3.42%	956,033	15,167	(16,158)	955,042
Total marketable securities	3.89%	1,443,764	26,307	(26,878)	1,443,193
Other investments:					
FHLB and FRB stock, at cost	1.30%	62,577	-	-	62,577
Other stock, at cost	0.05%	624	-	-	624
Total investments	3.78%	$ 1,506,965	26,307	(26,878)	1,506,394

3. Investment Securities, Available-for-Sale . . . continued

(Dollars in thousands)	Year ended December 31, 2008 Weighted Yield	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. Government and federal agency:					
Maturing within one year	1.62% $	213	4	-	217
Government sponsored enterprises:					
Maturing within one year	0.00%	-	-	-	-
Maturing after one year through five years	0.00%	-	-	-	-
Maturing after five years through ten years	4.12%	246	-	(2)	244
Maturing after ten years	3.75%	68	-	-	68
	4.04%	314	-	(2)	312
State and local governments and other issues:					
Maturing within one year	3.76%	940	6	-	946
Maturing after one year through five years	4.61%	4,482	104	(9)	4,577
Maturing after five years through ten years	5.08%	20,219	1,030	(80)	21,169
Maturing after ten years	5.08%	408,603	8,121	(9,733)	406,991
	5.07%	434,244	9,261	(9,822)	433,683
Residential mortgage-backed securities	4.62%	495,961	4,956	(6,447)	494,470
Total marketable securities	4.83%	930,732	14,221	(16,271)	928,682
Other investments:					
FHLB and FRB stock, at cost	1.72%	60,945	-	-	60,945
Other stock, at cost	3.10%	465	-	-	465
Total investments	4.64% $	992,142	14,221	(16,271)	990,092

Maturities of securities do not reflect repricing opportunities present in adjustable rate securities, nor do they reflect expected shorter maturities based upon early prepayment of principal. Weighted yields on tax-exempt investment securities exclude the tax effect.

The amortized cost of securities at December 31, 2007 was as follows:

(Dollars in thousands)	December 31, 2007
U.S. Government and federal agency	$ 2,550
Government sponsored enterprises	1,314
State and local governments and other issues	277,212
Residential mortgage-backed securities	346,085
FHLMC and FNMA stock	7,593
Certificates of deposit with over 90 day maturity	199
FHLB and FRB stock	59,815
Other stock	413
	$ 695,181

3. Investment Securities, Available-for-Sale...continued

Interest income includes tax-exempt interest for the years ended December 31, 2009, 2008, and 2007 of $22,196,000, $13,901,000, and $13,427,000, respectively.

Gross proceeds from sales of investment securities for the years ended December 31, 2009, 2008, and 2007 were approximately $85,224,000, $97,002,000 and $55,501,000, respectively, resulting in gross gains of approximately $7,113,000, $0 and $1,000 and gross losses of approximately $1,118,000, $0 and $9,000 respectively. During the first quarter of 2008, the Company realized a gain of $130,000 from extinguishment of the Company's share ownership in Principal Financial Group and a gain of $118,000 from the mandatory redemption of a portion of Visa, Inc. shares from its recent initial public offering. During the third quarter of 2008, the Company incurred a $7,593,000 other-than-temporary impairment ("OTTI") charge with respect to its investments in Federal Home Loan Mortgage Corporation ("Freddie Mac") preferred stock and Federal National Mortgage Association ("Fannie Mae") common stock. The Fannie Mae and Freddie Mac stock was written down to a $0 value, however, the shares were still owned by the Company at December 31, 2009. The cost of any investment sold is determined by specific identification.

At December 31, 2009, the Company had investment securities with carrying values of approximately $1,114,749,000, pledged as collateral for FHLB advances, FRB borrowings, securities sold under agreements to repurchase, U.S. Treasury Tax and Loan borrowings and deposits of several local government units.

The investments in FHLB stock are required investments related to the Company's borrowings from FHLB. FHLB obtains its funding primarily through issuance of consolidated obligations of the FHLB system. The U.S. Government does not guarantee these obligations, and each of the 12 FHLBs are jointly and severally liable for repayment of each other's debt.

The following is a summary of investments with unrealized loss positions at December 31, 2009:

	Less than 12 months		12 Months or More		Total	
(Dollars in thousands)	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
U.S. Government and federal agency $	208	1	-	-	208	1
State and local governments and other issues	74,045	1,835	18,094	985	92,139	2,820
Collateralized debt obligations	6,789	7,899	-	-	6,789	7,899
Residential mortgage-backed securities	466,196	3,861	39,780	12,297	505,976	16,158
Total temporarily impaired securities $	547,238	13,596	57,874	13,282	605,112	26,878

The following is a summary of investments with unrealized loss positions at December 31, 2008:

	Less than 12 months		12 Months or More		Total	
(Dollars in thousands)	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Government sponsored enterprises $	104	1	205	1	309	2
State and local governments and other issues	142,826	9,772	1,621	50	144,447	9,822
Residential mortgage-backed securities	116,004	5,758	12,403	689	128,407	6,447
Total temporarily impaired securities $	258,934	15,531	14,229	740	273,163	16,271

3. Investment Securities, Available-for-Sale...continued

The Company assesses individual securities in its investment securities portfolio for impairment at least on a quarterly basis, and more frequently when economic or market conditions warrant. An investment is impaired if the fair value of the security is less than its carrying value at the financial statement date. If impairment is determined to be other-than-temporary, an impairment loss is recognized by reducing the amortized cost for the credit loss portion of the impairment with a corresponding charge to earnings.

For fair value estimates provided by third party vendors, management also considered the models and methodology, for appropriate consideration of both observable and unobservable inputs, including appropriately adjusted discount rates and credit spreads for securities with limited or inactive markets, and whether the quoted prices reflect orderly transactions, For certain securities, the Company obtained independent estimates of inputs, including cash flows, in supplement to third party vendor provided information. The Company also reviewed financial statements of select issuers, with follow up discussions with issuers' management for clarification and verification of information relevant to the Company's impairment analysis.

In evaluating debt securities for other-than-temporary impairment losses, management assesses whether the Company intends to sell or if it is more likely-than-not that it will be required to sell impaired debt securities. In so doing, management considers contractual constraints, liquidity, capital, asset / liability management and securities portfolio objectives. With respect to its impaired debt securities at December 31, 2009, management determined that it does not intend to sell and that there is no expected requirement to sell any of its impaired debt securities.

As of December 31, 2009, there were 273 investments in an unrealized loss position and were considered to be temporarily impaired and therefore an impairment charge has not been recorded. All of such temporarily impaired investments are debt securities. Residential mortgage-backed securities have the largest unrealized loss. The fair value of these securities, which have underlying collateral consisting of U.S. government sponsored enterprise guaranteed mortgages and non-guaranteed private label whole loan mortgages, were $505,976,000 at December 31, 2009 of which $454,516,000 was purchased during 2009, the remainder of which had a fair market value of $73,624,000 at December 31, 2008. For the securities purchased in 2009 there has been an unrealized loss of $3,607,000 since purchase. Of the remaining residential mortgage-backed securities in a loss position the unrealized loss increased from 8.3 percent of fair value at December 31, 2008 to 24.4 percent of fair value at December 31, 2009. The fair value of Collateralized Debt Obligation securities in an unrealized loss position is $6,789,000 with unrealized losses of $7,899,000 or 116 percent of fair value at December 31, 2009; such investments had an unrealized gain position at December 31, 2008. The fair value of State and Local Government were $92,139,000 at December 31, 2009 of which $42,703,000 was purchased during 2009, the remainder of which had a fair market value of $47,907,000 at December 31, 2008. For the securities purchased in 2009 there has been an unrealized loss of $1,212,000 since purchase. Of the remaining State and Local Government securities in a loss position the unrealized loss decreased from 10.1 percent of fair value at December 31, 2008 to 3.3 percent of fair value at December 31, 2009.

The Company stratified the 273 debt securities for both severity and duration of impairment. With respect to severity, the following table provides the number of securities and amount of unrealized loss in the various ranges of unrealized loss as a percent of book value.

(Dollars in thousands)		Unrealized Loss	Number of Bonds
Greater than 40.0%	$	7,859	6
30.1% to 40.0%		1,370	1
20.1% to 30.0%		7,160	5
15.1% to 20.0%		4,180	10
10.1% to 15.0%		125	3
5.1% to 10.0%		705	14
0.1% to 5.0%		5,479	234
Total	$	26,878	273

3. Investment Securities, Available-for-Sale...continued

With respect to the duration of the impaired securities, the Company identified 39 securities which have been continuously impaired for the 12 months ending December 31, 2009. The valuation history of such securities in the prior year(s) was also reviewed to determine the number of months in prior year(s) in which the identified securities was in an unrealized loss position. 13 of these 39 securities are non-guaranteed, non-Agency CMOs with an aggregate unrealized loss of $12,291,000, the most notable of which had an unrealized loss of $1,536,000. 17 of the 39 securities are state and local tax-exempt securities with an unrealized loss of $985,000, the most notable of which had an unrealized loss of $233,000. 8 of the 39 securities are residential mortgage-backed securities issued by U.S. government sponsored agencies, i.e., GNMA, FNMA, FHLMC and SBA, the aggregate unrealized loss of which was $6,000.

For impaired debt securities for which there was no intent or expected requirement to sell, management considers available evidence to assess whether it is more likely-than-not that all amounts due would not be collected In such assessment, management considers the severity and duration of the impairment, the credit ratings of the security, the overall deal and payment structure, including the Company's position within the structure, underlying obligors, financial condition and near term prospects of the issuer, delinquencies, defaults, loss severities, recoveries, prepayments, cumulative loss projections, discounted cash flows and fair value estimates.

Based on an analysis of its impaired securities as of December 31, 2009, the Company determined that none of such securities had other-than-temporary impairment.

4. Loans Receivable, Net and Loans Held for Sale

The following is a summary of loans receivable, net and loans held for sale at:

(Dollars in thousands)		December 31,	
		2009	2008
Residential real estate	$	**746,050**	786,869
Loans held for sale		**66,330**	54,976
Commercial real estate		**1,900,438**	1,935,341
Other commercial		**724,966**	645,033
Consumer		**201,001**	208,166
Home equity		**501,920**	507,831
		4,140,705	4,138,216
Net deferred loan fees, premiums and discounts		**(10,460)**	(8,023)
		4,130,245	4,130,193
Allowance for loan and lease losses		**(142,927)**	(76,739)
	$	**3,987,318**	4,053,454

Substantially all of the loans held for sale at December 31, 2009 and 2008 were committed to be sold. At December 31, 2009, the Company had $2,571,047,000 in variable rate loans and $1,569,658,000 in fixed rate loans. The weighted average interest rate on loans was 6.06 percent and 6.93 percent at December 31, 2009 and 2008, respectively. At December 31, 2009, 2008 and 2007, loans sold and serviced for others were $176,231,000, $181,351,000, and $177,173,000, respectively. At December 31, 2009, the Company had loans of approximately $2,502,684,000 pledged as collateral for FHLB advances, FRB and U.S. Treasury Tax and Loan borrowings.

Substantially all of the Company's loan receivables are with customers within the Company's market areas. Although the Company has a diversified loan portfolio, a substantial portion of its customers' ability to honor their contracts is dependent upon the economic performance in the Company's market areas. The bank subsidiaries are subject to regulatory limits for the amount of loans to any individual borrower and all bank subsidiaries are in compliance as of December 31, 2009. No borrower had outstanding loans or commitments exceeding 10 percent of the Company's consolidated stockholders' equity as of December 31, 2009.

The Company has entered into transactions with its executive officers, directors, significant shareholders, and their affiliates. The aggregate amount of loans to such related parties at December 31, 2009 and 2008 was approximately $86,037,000 and $92,107,000, respectively. During 2009, new loans to such related parties were approximately $18,882,000 and repayments were approximately $24,952,000.

4. Loans Receivable, Net and Loans Held for Sale . . . continued

The following is a summary of activity in the ALLL:

(Dollars in thousands)		Years ended December 31, 2009	2008	2007
Balance at beginning of period	$	**76,739**	54,413	49,259
Acquisitions		**-**	2,625	639
Net charge offs		**(58,430)**	(8,779)	(2,165)
Provision		**124,618**	28,480	6,680
Balance at end of period	$	**142,927**	76,739	54,413

The increase in the ALLL was primarily due to the increase in non-performing assets since December 31, 2008 and a downturn in global, national and local economies.

Following is the allocation of the ALLL and the percent of loans in each category at:

(Dollars in thousands)		**December 31, 2009** Amount	**Percent of of Loans in Category**		December 31, 2008 Amount	Percent of of Loans in Category
Residential real estate and loans held for sale	$	**13,496**	**19.6%**	$	7,233	20.3%
Commercial real estate		**66,791**	**45.9%**		35,305	46.8%
Other commercial		**39,558**	**17.5%**		21,590	15.6%
Consumer		**9,663**	**4.9%**		5,636	5.0%
Home equity		**13,419**	**12.1%**		6,975	12.3%
	$	**142,927**	**100.0%**	$	76,739	100.0%

The following is a summary of the non-performing loans:

(Dollars in thousands)		Years ended December 31, 2009	2008	2007
Impaired loans	$	**218,742**	79,949	12,152
Average recorded investment in impaired loans		**145,230**	40,985	7,311
Impairment allowance		**19,760**	7,999	2,827
Non-accrual loans		**198,281**	64,301	8,560
Accruing loans 90 days or more overdue		**5,537**	8,613	2,685

As of December 31, 2009, the Company had impaired loans without a valuation allowance of $141,613,000 and impaired loans with a valuation allowance of $77,129,000. Interest income that would have been recorded on non-accrual loans if such loans had been current for the entire period would have been approximately $11,730,000, $4,434,000, and $683,000 for the years ended December 31, 2009, 2008, and 2007. Interest income recognized on non-accruing loans for the years ended December 31, 2009, 2008, and 2007 was not significant.

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and letters of credit, and involve, to varying degrees, elements of credit risk. The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

4. Loans Receivable, Net and Loans Held for Sale . . . continued

The Company's troubled debt restructuring loans are included in the amount of impaired loans. As of December 31, 2009, the Company had troubled debt restructuring loans of $64,618,000, of which there were $1,245,000 of additional outstanding commitments. The amount of charge-offs on troubled debt restructuring loans during 2009 was $7,776,000.

The Company had outstanding commitments as follows:

(Dollars in thousands)	December 31, 2009	December 31, 2008
Loans and loans in process	$ **457,754**	648,788
Unused consumer lines of credit	**286,621**	272,181
Letters of credit	**28,691**	36,934
	$ **773,066**	957,903

5. Premises and Equipment, Net

Premises and equipment, net of accumulated depreciation, consist of the following at:

(Dollars in thousands)	December 31, 2009	December 31, 2008
Land	$ **23,315**	20,633
Office buildings and construction in progress	**119,420**	113,742
Furniture, fixtures and equipment	**58,013**	53,593
Leasehold improvements	**8,969**	7,528
Accumulated depreciation	**(68,796)**	(61,547)
	$ **140,921**	133,949

Depreciation expense for the years ended December 31, 2009, 2008, and 2007 was $10,450,000, $9,814,000, and $8,508,000, respectively. Interest expense capitalized for various construction projects for the years ended December 31, 2009, 2008 and 2007 was $33,000, $71,000 and $264,000, respectively.

6. Goodwill and Other Intangible Assets

The following table sets forth information regarding the Company's core deposit intangibles and mortgage servicing rights:

(Dollars in thousands)		Core Deposit Intangible	Mortgage Servicing Rights [1]	Total
As of December 31, 2009				
Gross carrying value	$	31,847		
Accumulated amortization		(17,910)		
Net carrying value	$	13,937	1,041	14,978
As of December 31, 2008				
Gross carrying value	$	27,807		
Accumulated amortization		(14,794)		
Net carrying value	$	13,013	1,262	14,275
Weighted-average amortization period				
(Period in years)		9.1	9.4	9.1
Aggregate amortization expense				
For the year ended December 31, 2009	$	3,116	250	3,366
For the year ended December 31, 2008		3,051	176	3,227
For the year ended December 31, 2007		3,202	188	3,390
Estimated amortization expense				
For the year ended December 31, 2010	$	2,603	74	2,677
For the year ended December 31, 2011		1,895	72	1,967
For the year ended December 31, 2012		1,534	70	1,604
For the year ended December 31, 2013		1,283	68	1,351
For the year ended December 31, 2014		1,034	65	1,099

[1] Gross carrying value and accumulated amortization are not readily available

The following is a summary of activity in goodwill for the years ended December 31, 2009 and 2008:

(Dollars in thousands)		Years ended December 31, 2009	2008
Balance at beginning of period	$	**146,752**	140,301
Acquisition of San Juans		**(493)**	6,451
Balance at end of period	$	**146,259**	146,752

7. Deposits

Deposits consist of the following at:

(Dollars in thousands)	December 31, 2009		2008	
Demand accounts	$ **810,550**	**19.8%**	747,439	22.9%
NOW accounts	**749,535**	**18.3%**	515,211	15.8%
Savings accounts	**324,234**	**7.9%**	280,895	8.6%
Money market demand accounts	**907,949**	**22.1%**	779,154	23.9%
Certificates of deposit	**1,307,884**	**31.9%**	939,776	28.8%
Total interest bearing deposits	**3,289,602**	**80.2%**	2,515,036	77.1%
Total deposits	$ **4,100,152**	**100.0%**	3,262,475	100.0%
Deposits with a balance $100,000 and greater	$ **2,315,750**		1,621,430	

At December 31, 2009, scheduled maturities of certificates of deposit are as follows:

(Dollars in thousands)	Total	Years ending December 31, 2010	2011	2012	2013	Thereafter
1.00% and lower	$ **170,133**	169,896	36	194	7	-
1.01% to 2.00%	**590,288**	553,632	33,922	1,844	356	534
2.01% to 3.00%	**379,977**	280,048	64,292	29,374	1,724	4,539
3.01% to 4.00%	**93,894**	48,593	23,189	4,807	5,806	11,499
4.01% to 5.00%	**43,226**	26,662	8,863	4,445	3,069	187
5.01% to 6.00%	**30,098**	12,429	10,849	6,598	101	121
6.01% to 7.00%	**246**	120	126	-	-	-
7.01% to 8.00%	**22**	-	-	22	-	-
	$ **1,307,884**	1,091,380	141,277	47,284	11,063	16,880

Interest expense on deposits is summarized as follows:

(Dollars in thousands)	Years ended December 31, 2009	2008	2007
NOW accounts	$ **2,280**	3,014	4,708
Savings accounts	**947**	1,865	2,679
Money market demand accounts	**8,564**	17,234	27,248
Certificates of deposit	**26,638**	32,899	46,824
	$ **38,429**	55,012	81,459

The Company reclassified approximately $2,894,000 and $3,199,000 of overdraft demand deposits to loans as of December 31, 2009 and 2008, respectively. NOW, money market demand and certificates of deposit totals include wholesale deposits of $350,760,000 as of December 31, 2009. The Company has entered into deposit transactions with its executive officers, directors, significant shareholders, and their affiliates. The aggregate amount of deposits with such related parties at December 31, 2009, and 2008 was approximately $53,082,000 and $59,343,000, respectively.

8. Borrowings

Advances from the FHLB consist of the following:

	Maturing in Years ending December 31,						Totals as of December 31,	
(Dollars in thousands)	2010	2011	2012	2013	2014	Thereafter	**2009**	2008
0.00% to 1.00%.......... $	585,282	-	-	-	-	-	**585,282**	175,900
1.01% to 2.00%..........	-	-	-	-	-	-	**-**	-
2.01% to 3.00%..........	-	-	-	-	-	20,000	**20,000**	-
3.01% to 4.00%..........	-	-	40,000	-	-	100,000	**140,000**	116,000
4.01% to 5.00%..........	750	207	42,000	-	-	779	**43,736**	45,142
5.01% to 6.00%..........	-	-	-	-	-	1,074	**1,074**	1,091
6.01% to 7.00%..........	25	-	-	-	-	250	**275**	323
$	586,057	207	82,000	-	-	122,103	**790,367**	338,456

In addition to specifically pledged loans and investment securities, the FHLB advances are collateralized by FHLB stock owned by the Company and a blanket assignment of the unpledged qualifying loans and investments. The total amount of advances available as of December 31, 2009 was approximately $309,476,000. The weighted average fixed interest rate on these advances was 1.14 percent and 2.10 percent at December 31, 2009 and 2008, respectively.

With respect to $202,000,000 of advances at December 31, 2009, the FHLB holds put options that will be exercised on the quarterly measurement date, after the initial call date, if three month LIBOR is greater than 8%. The FHLB put options as of December 31, 2009 are summarized as follows:

(Dollars in thousands)			
Amount	Interest Rate	Maturity	Earliest Call
$ 82,000	3.49% - 4.83%	2012	2010
75,000	3.16% - 4.64%	2015	2010
45,000	2.93% - 3.05%	2016	2010
$ 202,000			

The Company had borrowings through the FRB of $225,000,000 and $914,000,000 as of December 31, 2009 and 2008, respectively. The borrowings have a weighted average fixed interest rate of 0.26 percent, mature in 2010 and are collateralized by loans and investments with an available balance of $564,414,000 as of December 31, 2009.

The Company had U.S. Treasury Tax and Loan borrowings of $5,136,000 and $6,067,000 as of December 31. 2009 and 2008, respectively. The borrowings as of December 31, 2009 are short term and have an interest rate of fed funds less 25 basis points and are collateralized with loans and investments with an available balance of $9,060,000.

9. Securities Sold Under Agreements to Repurchase

Securities sold under agreements to repurchase consist of the following at:

December 31, 2009 (Dollars in thousands)		Repurchase Amount	Weighted Average Fixed Rate		Book Value of Underlying Assets	Market value of Underlying Assets
Securities sold under agreements to repurchase within:						
Overnight	$	210,132	0.92%	$	210,449	206,450
Term up to 30 days		410	2.75%		476	487
Term over 90 days		1,964	2.34%		2,284	2,339
	$	212,506	0.94%	$	213,209	209,276

December 31, 2008 (Dollars in thousands)		Repurchase Amount	Weighted Average Fixed Rate		Book Value of Underlying Assets	Market value of Underlying Assets
Securities sold under agreements to repurchase within:						
Overnight	$	186,217	1.22%	$	201,185	191,985
Term 30 - 90 days		2,146	2.74%		-	-
	$	188,363	1.23%	$	201,185	191,985

The securities, consisting of U.S. Agency and U.S. Government Sponsored Enterprises issued or guaranteed residential mortgage-backed securities, subject to agreements to repurchase are for the same securities originally sold, and are held in a custody account by a third party. For the years ended December 31, 2009 and 2008, securities sold under agreements to repurchase averaged approximately $204,503,000 and $188,952,000, respectively, and the maximum outstanding at any month end during the year was approximately $234,914,000 and $196,461,000, respectively.

10. Subordinated Debentures

Trust Preferred Securities were issued by the Company's seven trust subsidiaries, the common stock of which is wholly-owned by the Company, in conjunction with the Company issuing Subordinated Debentures to the trust subsidiaries. The terms of the Subordinated Debentures are the same as the terms of the Trust Preferred Securities. The Company guaranteed the payment of distributions and payments for redemption or liquidation of the Trust Preferred Securities to the extent of funds held by the trust subsidiaries. The obligations of the Company under the Subordinated Debentures together with the guarantee and other back-up obligations, in the aggregate, constitute a full and unconditional guarantee by the Company of the obligations of all trusts under the Trust Preferred Securities.

The Trust Preferred Securities are subject to mandatory redemption upon repayment of the Subordinated Debentures at their stated maturity date or the earlier redemption in an amount equal to their liquidation amount plus accumulated and unpaid distributions to the date of redemption. Interest distributions are payable quarterly. The Company may defer the payment of interest at any time from time to time for a period not exceeding 20 consecutive quarters provided that the deferral period does not extend past the stated maturity. During any such deferral period, distributions on the Trust Preferred Securities will also be deferred and the Company's ability to pay dividends on its common shares will be restricted.

Subject to approval by the FRB, the Trust Preferred Securities may be redeemed at par prior to maturity at the Company's option on or after the redemption date. The Trust Preferred Securities may also be redeemed at any time in whole (but not in part) for the Trusts in the event of unfavorable changes in laws or regulations that result in (1) subsidiary trusts becoming subject to federal income tax on income received on the Subordinated Debentures, (2) interest payable by the Company on the Subordinated Debentures becoming non-deductible for federal tax purposes, (3) the requirement for the trusts to register under the Investment Company Act of 1940, as amended, or (4) loss of the ability to treat the Trust Preferred Securities as "Tier 1 Capital" under the FRB capital adequacy guidelines.

The terms of the Subordinated Debentures, arranged by maturity date, are reflected in the table below. The amounts include fair value adjustments from acquisitions.

(Dollars in thousands)	Amount	Rate at December 31, 2009	Fixed/ Variable	Variable Rate Structure [1]	Maturity Date	Redemption Date
First Co Trust 01	$ 2,766	3.581%	Variable	3 mo LIBOR plus 3.30%	07/31/31	07/31/11
First Co Trust 03	2,047	3.501%	Variable	3 mo LIBOR plus 3.25%	03/26/33	03/26/08
Glacier Capital Trust II	46,393	3.034%	Variable	3 mo LIBOR plus 2.75%	04/07/34	04/07/09
Citizens Capital Trust I	5,155	2.903%	Variable	3 mo LIBOR plus 2.65%	06/17/34	06/17/09
Glacier Capital Trust III	36,083	6.078%	Fixed 5 years	3 mo LIBOR plus 1.29%	04/07/36	04/07/11
Glacier Capital Trust IV	30,928	7.235%	Fixed 5 years	3 mo LIBOR plus 1.57%	09/15/36	09/15/11
San Juan Trust I	1,616	6.681%	Fixed 5 years	3 mo LIBOR plus 1.82%	03/01/37	03/01/12
	$ 124,988					

[1] For fixed rate debentures, this will be the rate structure upon conversion to variable rate.

11. Regulatory Capital

The FRB has adopted capital adequacy guidelines pursuant to which it assesses the adequacy of capital in supervising a bank holding company. The following table illustrates the FRB's adequacy guidelines and the Company's and bank subsidiaries' compliance with those guidelines as of December 31, 2009.

	Actual		Minimum Capital Requirement		Well Capitalized Requirement	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Tier 1 capital (to risk weighted assets)						
Consolidated	656,880	14.02%	187,439	4.00%	281,158	6.00%
Glacier	128,765	12.33%	41,781	4.00%	62,672	6.00%
Mountain West	129,649	13.39%	38,728	4.00%	58,092	6.00%
First Security	99,762	14.91%	26,756	4.00%	40,135	6.00%
1st Bank	58,119	14.99%	15,504	4.00%	23,256	6.00%
Western	61,594	14.67%	16,794	4.00%	25,191	6.00%
Big Sky	49,766	16.06%	12,393	4.00%	18,589	6.00%
Valley	28,495	13.11%	8,694	4.00%	13,041	6.00%
First National	29,517	15.98%	7,390	4.00%	11,084	6.00%
Citizens	22,201	11.32%	7,844	4.00%	11,766	6.00%
First Bank-MT	18,437	12.73%	5,794	4.00%	8,691	6.00%
San Juans	17,942	11.11%	6,462	4.00%	9,693	6.00%
Total capital (to risk weighted assets)						
Consolidated	716,498	15.29%	374,877	8.00%	468,597	10.00%
Glacier	142,142	13.61%	83,562	8.00%	104,453	10.00%
Mountain West	142,066	14.67%	77,456	8.00%	96,820	10.00%
First Security	108,246	16.18%	53,513	8.00%	66,891	10.00%
1st Bank	63,039	16.26%	31,009	8.00%	38,761	10.00%
Western	66,886	15.93%	33,588	8.00%	41,985	10.00%
Big Sky	53,721	17.34%	24,786	8.00%	30,982	10.00%
Valley	31,232	14.37%	17,388	8.00%	21,734	10.00%
First National	31,196	16.89%	14,779	8.00%	18,474	10.00%
Citizens	24,682	12.59%	15,688	8.00%	19,610	10.00%
First Bank-MT	20,261	13.99%	11,588	8.00%	14,485	10.00%
San Juans	19,988	12.37%	12,924	8.00%	16,155	10.00%
Leverage capital (to average assets)						
Consolidated	656,880	11.20%	234,518	4.00%	N/A	N/A
Glacier	128,765	10.09%	51,043	4.00%	63,803	5.00%
Mountain West	129,649	10.98%	47,217	4.00%	59,021	5.00%
First Security	99,762	11.32%	35,237	4.00%	44,046	5.00%
1st Bank	58,119	9.74%	23,865	4.00%	29,832	5.00%
Western	61,594	10.19%	24,185	4.00%	30,231	5.00%
Big Sky	49,766	13.67%	14,561	4.00%	18,201	5.00%
Valley	28,495	8.57%	13,297	4.00%	16,621	5.00%
First National	29,517	10.38%	11,376	4.00%	14,220	5.00%
Citizens	22,201	9.62%	9,227	4.00%	11,534	5.00%
First Bank-MT	18,437	9.19%	8,020	4.00%	10,026	5.00%
San Juans	17,942	10.33%	6,948	4.00%	8,685	5.00%

11. Regulatory Capital... continued

The following table illustrates the FRB's adequacy guidelines and the Company's and bank subsidiaries' compliance with those guidelines as of December 31, 2008:

	Actual		Minimum capital requirement		Well capitalized requirement	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Tier 1 capital (to risk weighted assets)						
Consolidated.............	640,275	14.30%	179,117	4.00%	268,676	6.00%
Glacier.....................	119,748	11.31%	42,341	4.00%	63,512	6.00%
Mountain West..........	101,315	10.62%	38,151	4.00%	57,226	6.00%
First Security............	96,800	14.29%	27,088	4.00%	40,632	6.00%
1st Bank..................	38,527	12.58%	12,252	4.00%	18,378	6.00%
Western......................	59,825	13.26%	18,043	4.00%	27,065	6.00%
Big Sky	38,561	11.89%	12,974	4.00%	19,462	6.00%
Valley	29,269	13.65%	8,574	4.00%	12,861	6.00%
Citizens....................	19,564	10.84%	7,217	4.00%	10,826	6.00%
First Bank-MT........	15,149	11.70%	5,179	4.00%	7,769	6.00%
San Juans..................	13,490	9.26%	5,830	4.00%	8,745	6.00%
Total capital (to risk weighted assets)						
Consolidated.............	696,505	15.55%	358,234	8.00%	447,793	10.00%
Glacier.....................	133,051	12.57%	84,682	8.00%	105,853	10.00%
Mountain West..........	113,287	11.88%	76,302	8.00%	95,377	10.00%
First Security............	105,303	15.55%	54,176	8.00%	67,719	10.00%
1st Bank..................	42,370	13.83%	24,504	8.00%	30,630	10.00%
Western......................	65,481	14.52%	36,087	8.00%	45,108	10.00%
Big Sky	42,642	13.15%	25,949	8.00%	32,436	10.00%
Valley	31,959	14.91%	17,148	8.00%	21,435	10.00%
Citizens....................	21,825	12.10%	14,434	8.00%	18,043	10.00%
First Bank-MT........	16,772	12.95%	10,358	8.00%	12,948	10.00%
San Juans..................	15,322	10.51%	11,660	8.00%	14,575	10.00%
Leverage capital (to average assets)						
Consolidated.............	640,275	12.38%	206,812	4.00%	N/A	N/A
Glacier.....................	119,748	9.79%	48,929	4.00%	61,161	5.00%
Mountain West..........	101,315	8.68%	46,707	4.00%	58,383	5.00%
First Security............	96,800	11.31%	34,229	4.00%	42,786	5.00%
1st Bank..................	38,527	8.08%	19,077	4.00%	23,847	5.00%
Western......................	59,825	10.71%	22,335	4.00%	27,919	5.00%
Big Sky	38,561	11.62%	13,272	4.00%	16,589	5.00%
Valley	29,269	9.11%	12,846	4.00%	16,058	5.00%
Citizens....................	19,564	9.46%	8,274	4.00%	10,343	5.00%
First Bank-MT........	15,149	10.17%	5,961	4.00%	7,451	5.00%
San Juans..................	13,490	9.66%	5,586	4.00%	6,982	5.00%

N/A - not applicable

The Federal Deposit Insurance Corporation Improvement Act generally restricts a depository institution from making any capital distribution (including payment of a dividend) or paying any management fee to its bank holding company if the institution would thereafter be capitalized at less than 8 percent total capital (to risk weighted assets), 4 percent tier 1 capital (to risk weighted assets), or a 4 percent tier 1 capital (to average assets). At December 31, 2009 and 2008, each of the bank subsidiaries' capital measures exceed the highest supervisory threshold, which requires total capital (to risk weighted assets) of at least 10 percent, tier 1 capital (to risk weighted assets) of at least 6 percent, and a leverage capital (to average assets) of at least 5 percent.

11. Regulatory Capital... continued

Each of the bank subsidiaries was considered well capitalized by the respective regulator as of December 31, 2009 and 2008. There are no conditions or events since year end that management believes have changed the Company's or subsidiaries' risk-based capital category. In addition to the minimum regulatory capital requirements, certain bank subsidiaries have added regulatory capital requirements of which they are in compliance as of December 31, 2009.

Current guidance from the Federal Reserve provides, among other things, that dividends per share on the Company's common stock generally should not exceed earnings per share, measured over the previous four fiscal quarters. The bank subsidiaries are subject to certain restrictions on the amount of dividends that they may declare without prior regulatory approval. At December 31, 2009, $71,537,000 of retained earnings at the bank subsidiaries is available to the parent company without regulatory approval.

12. Federal and State Income Taxes

The following is a summary of consolidated income tax expense for:

(Dollars in thousands)		Years ended December 31,		
		2009	2008	2007
Current:				
Federal	$	**26,557**	37,373	29,016
State		**7,189**	8,271	6,491
Total current tax expense		**33,746**	45,644	35,507
Deferred:				
Federal		**(24,656)**	(9,979)	(348)
State		**(5,099)**	(2,064)	(72)
Total deferred tax benefit		**(29,755)**	(12,043)	(420)
Total income tax expense	$	**3,991**	33,601	35,087

Combined federal and state income tax expense differs from that computed at the federal statutory corporate tax rate as follows for:

	Years ended December 31,		
	2009	2008	2007
Federal statutory rate	**35.0%**	35.0%	35.0%
State taxes, net of federal income tax benefit	**3.8%**	4.1%	4.0%
Tax-exempt interest income	**-21.0%**	-4.9%	-4.4%
Tax credits	**-3.3%**	-0.1%	0.0%
Bargain purchase gain	**-3.2%**	0.0%	0.0%
Other, net	**-0.9%**	-0.2%	-0.8%
	10.4%	33.9%	33.8%

12. Federal and State Income Taxes . . . continued

The tax effect of temporary differences which give rise to a significant portion of deferred tax assets and deferred tax liabilities are as follows:

(Dollars in thousands)		December 31, 2009	December 31, 2008
Deferred tax assets:			
Allowance for loan and lease losses	$	**56,067**	30,061
Non-accrual interest		**4,524**	1,652
Stock based compensation		**3,612**	3,100
Impairment of equity securities (FHLMC & FNMA)		**2,976**	2,976
Deferred compensation		**2,877**	2,896
Employee benefits		**2,046**	1,617
Available-for-sale securities		**224**	803
Other		**1,539**	671
Total gross deferred tax assets		**73,865**	43,776
Deferred tax liabilities:			
Federal Home Loan Bank stock dividends		**(10,234)**	(10,012)
Intangibles		**(8,352)**	(7,897)
Fixed assets, due to differences in depreciation		**(7,704)**	(6,393)
Deferred loan costs		**(4,338)**	(3,768)
Other		**(2,155)**	(1,414)
Total gross deferred tax liabilities		**(32,783)**	(29,484)
Net deferred tax asset	$	**41,082**	14,292

The Company and its bank subsidiaries join together in the filing of consolidated income tax returns in the following jurisdictions: federal, Montana, Idaho, Colorado and Utah. Although 1st Bank and First National have operations in Wyoming and Mountain has operations in Washington, neither Wyoming nor Washington imposes a corporate-level income tax. All required income tax returns have been timely filed. The following schedule summarizes the years that remain subject to examination:

	Years ended December 31,
Federal	2006, 2007 and 2008
Montana	2003, 2004, 2005, 2006, 2007 and 2008
Idaho	2003, 2004, 2005, 2006, 2007 and 2008
Colorado	2005, 2006, 2007 and 2008
Utah	2006, 2007 and 2008

During 2009, the Company made investments in CDE's which received NMTC allocations. Administered by the Community Development Financial Institutions Fund of the U.S. Department of the Treasury, the NMTC program is aimed at stimulating economic and community development and job creation in low-income communities. The federal income tax credits received are claimed over a seven-year credit allowance period. In addition to previous LIHTC investments, during the third quarter 2009, the Company made another investment in a LIHTC. The LIHTC is an indirect Federal subsidy used to finance the development of affordable rental housing for low-income households. The federal income tax credits received are claimed over a ten-year credit allowance period. During the year, the Company invested in Qualified Zone Academy and Qualified School Construction bonds whereby the Company receives quarterly federal income tax credits until the bonds mature. The federal income tax credits on the bonds are subject to federal and state income tax.

12. Federal and State Income Taxes . . . continued

Following is a list of expected federal income tax credits to be received in the years indicated.

Years ended (Dollars in thousands)	New Market Tax Credits	Low-Income Housing Tax Credits	Investment Securities Tax Credits
2010	1,530	337	536
2011	1,530	785	541
2012	1,836	785	541
2013	1,836	785	541
2014	1,836	785	541
Thereafter	1,836	3,324	3,834
	$ 10,404	6,801	6,534

In accordance with FASB ASC Topic 740, *Income Taxes*, the Company determined its unrecognized tax benefit to be $0 and $152,000 as of December 31, 2009 and 2008, respectively. A reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows:

(Dollars in thousands)		**2009**	2008
Balance at beginning of period	$	**152**	210
Reduction of unrecognized tax benefits for expired periods		**(152)**	(58)
Balance at end of period	$	**-**	152

The Company recognizes interest related to unrecognized income tax benefits in interest expense and penalties are recognized in other expense. During the years ended December 31, 2009 and 2008, the Company recognized $0 interest expense and recognized $0 penalty with respect to income tax liabilities. The Company had approximately $0 and $37,000 accrued for the payment of interest at December 31, 2009 and 2008, respectively. The Company had accrued $0 for the payment of penalties at December 31, 2009 and 2008.

Deferred tax assets are reduced by a valuation allowance, if based on the weight of available evidence, it is more-likely-than not that some portion or all of the deferred tax assets will not be realized. The term more-likely-than not means a likelihood of more than 50 percent. The Company has assessed the need for a valuation allowance and determined that a valuation allowance is not necessary at December 31, 2009 and 2008. The Company believes that it is more likely than not that the Company's deferred tax assets will be realized by offsetting taxable income in carryback years, and by offsetting future taxable income from reversing taxable temporary differences and anticipated future taxable income (exclusive of reversing temporary differences). In its assessment, the Company considered its strong earnings history, no history of tax credit carryforwards expiring unused, and no future net operating losses (for tax purposes) expected for any bank subsidiary.

Retained earnings at December 31, 2009 includes approximately $3,600,000 for which no provision for federal income tax has been made. This amount represents the base year federal reserve for bad debt, which is essentially an allocation of earnings to pre-1988 bad debt deductions for income tax purposes only. This amount is treated as a permanent difference and deferred taxes are not recognized unless it appears that this bad debt reserve will be reduced and thereby result in taxable income in the foreseeable future. The Company is not currently contemplating any changes in its business or operations which would result in a recapture of this federal reserve for bad debt into taxable income.

13. Employee Benefit Plans

The Company has a profit sharing plan that is subject to a "safe harbor" provision requiring an annual 3 percent non-elective contribution by the Company. The Company amended the plan during 2009, retaining the same safe harbor contribution and modifying the 401(k) match to be discretionary. To be considered eligible for the plan, an employee must be 21 year of age and have been employed for a full calendar quarter. In addition, elective contributions, depending on the Company's profitability, may be made to the plan. To be considered eligible for the elective contributions, an employee must be 21 years of age, worked 501 hours in the plan year and be employed as of the last day of the plan year. Entry dates for the profit sharing plan are the first day of the plan year and first day of the fourth, seventh, and tenth months. Participants are at all times fully vested in all contributions. The total profit sharing plan expense for the years ended December 31, 2009, 2008, and 2007 was approximately $2,149,000, $3,034,000 and $3,964,000 respectively.

The Company also has an employees' savings plan. The plan allows eligible employees to contribute up to 60 percent of their eligible annual compensation. Currently, the Company matches an amount equal to 50 percent of the employee's contribution, up to 6 percent of the employee's eligible compensation. Entry dates for the employees' savings plan are the first day of the plan year and first day of the fourth, seventh, and tenth months. Participants are at all times fully vested in all contributions. The Company's contribution to the savings plan for the years ended December 31, 2009, 2008 and 2007 was approximately $1,538,000, $1,445,000, and $1,333,000, respectively.

The Company has a non-funded deferred compensation plan for directors and senior officers. The plan provides for the deferral of cash payments of up to 50 percent of a participants' salary, and for 100 percent of bonuses and directors fees, at the election of the participant. The total amount deferred was approximately $408,000, $461,000, and $543,000, for the years ending December 31, 2009, 2008, and 2007, respectively. The participant receives an earnings credit at a rate equal to 50 percent of the Company's return on equity. The total earnings for the years ended 2009, 2008, and 2007 for this plan were approximately $124,000, $261,000, and $259,000, respectively. In connection with several acquisitions, the Company assumed the obligations of deferred compensation plans for certain key employees. As of December 31, 2009, the liability related to the obligations was approximately $1,500,000 and was included in other liabilities of the Consolidated Statements of Financial Condition. The amount expensed related to the obligations during 2009 was insignificant.

The Company has a Supplemental Executive Retirement Plan ("SERP") which is intended to supplement payments due to participants upon retirement under the Company's other qualified plans. The Company credits the participant's account on annual basis for an amount equal to employer contributions that would have otherwise been allocated to the participant's account under the tax-qualified plans were it not for limitations imposed by the Internal Revenue Service ("IRS"), or the participation in the non-funded deferred compensation plan. Eligible employees include participants of the non-funded deferred compensation plan and employees whose benefits were limited as a result of IRS regulations. The Company's required contribution to the SERP for the years ended December 31, 2009, 2008 and 2007 was approximately $20,000, $31,000, and $70,000, respectively. The participant receives an earnings credit at a rate equal to 50 percent of the Company's return on equity. The total earnings for the years ended 2009, 2008, and 2007 for this plan were approximately $24,000, $50,000, and $52,000, respectively.

The Company has elected to self-insure certain costs related to employee health and dental benefit programs. Costs resulting from noninsured losses are expensed as incurred. The Company has purchased insurance that limits its exposure on an aggregate and individual claims basis for the employee health and dental benefit programs.

The Company has entered into employment contracts with 16 senior officers that provide benefits under certain conditions following a change in control of the Company.

14. Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share:

	Years Ended December 31,		
	2009	2008	2007
Net earnings available to common stockholders, basic and diluted.................. $	**34,374,000**	65,657,000	68,603,000
Average outstanding shares - basic................	**61,529,944**	54,851,145	53,236,489
Add: Dilutive stock options.......................	**1,696**	152,669	511,909
Average outstanding shares - diluted.............	**61,531,640**	55,003,814	53,748,398
Basic earnings per share............................ $	**0.56**	1.20	1.29
Diluted earnings per share......................... $	**0.56**	1.19	1.28

There were approximately 2,717,000, 1,421,000, and 701,000 options excluded from the diluted share calculation for December 31, 2009, 2008, and 2007, respectively, due to the option exercise price exceeding the market price of the Company's common stock.

15. Stock Option Plans

The Company has stock-based compensation plans outstanding. The Directors 1994 Stock Option Plan was approved to provide for the grant of stock options to outside Directors of the Company. The Directors 1994 Stock Option Plan expired in March of 2009 and has granted but unexpired stock options outstanding. The Employees 1995 Stock Option Plan was approved to provide the grant of stock options to certain full-time employees of the Company. The Employees 1995 Stock Option Plan expired in April 2005 and has granted but unexpired stock options outstanding. The 2005 Stock Incentive Plan provides awards to certain full-time employees and directors of the Company. The 2005 Stock Incentive Plan permits the granting of stock options, share appreciation rights, restricted shares, restricted share units, and unrestricted shares, deferred share units, and performance awards. Upon exercise of the stock options, the shares are obtained from the authorized and unissued stock.

The 1994, 1995, and 2005 plans also contain provisions authorizing the grant of limited stock rights, which permit the optionee, upon a change in control of the Company, to surrender his or her stock options for cancellation and receive cash or common stock equal to the difference between the exercise price and the fair market value of the shares on the date of the grant. The option price at which the Company's common stock may be purchased upon exercise of stock options granted under the plans must be at least equal to the per share market value of such stock at the date the option is granted. All stock option shares are adjusted for stock splits and stock dividends. The term of the stock options may not exceed five years from the date the options are granted. The employee stock options generally vest over a period of two years and the director options vest over a period of six months.

Compensation cost is based on the fair value of the stock options at the grant date. Additionally, the compensation cost for the portion of awards outstanding for which the requisite service has not been rendered that are outstanding as of the required effective date are recognized as the requisite service is rendered on or after the required effective date. For the twelve months ended December 31, 2009, the compensation cost for the stock option plans was $1,842,000, with a corresponding income tax benefit of $726,000, resulting in a net earnings and cash flow from operations reduction of $1,116,000, or a decrease of $.02 per share for both basic and diluted earnings per share. Additionally, in the Consolidated Statement of Cash Flows, the excess tax benefit from stock options decreased the net cash provided from operating activities and increased the net cash provided by financing activities by $75,000 for the twelve months ended December 31, 2009. Total unrecognized compensation cost, net of income tax benefit, related to non-vested awards which are expected to be recognized over the next weighted period of 1 year was $958,000 as of December 31, 2009. The total fair value of shares vested for the year ended December 31, 2009 and 2008 was $3,334,000 and $3,596,000, respectively.

15. Stock Option Plans . . . continued

The per share weighted-average fair value of stock options on the date of grant was based on the Black Scholes option-pricing model. The Company uses historical data to estimate option exercise and termination within the valuation model. Employee and director awards, which have dissimilar historical exercise behavior, are considered separately for valuation purposes. The risk-free interest rate for periods within the contractual life of the stock option is based on the U.S. Treasury yield in effect at the time of the grant. The stock option awards generally vest upon six months or two years of service for directors and employees, respectively, and generally expire in five years. Expected volatilities are based on historical volatility and other factors. The following lists the various assumptions and fair value of the grants awarded during the year.

	Options Granted During		
	2009	2008	2007
Fair value of stock options - Black Scholes	**$ 4.26**	$ 3.56	$ 5.05
Expected volatility	**44%**	29%	26%
Expected dividends	**2.74%**	2.30%	2.12%
Risk free interest rate	**1.40%**	2.49%	4.80%
Expected life	**3.47**	3.46	3.47

At December 31, 2009, total shares available for stock option grants to employees and directors are 2,716,109. Changes in shares granted for stock options for the year ended December 31, 2009 are summarized as follows:

	Options	Weighted Average Exercise Price
Outstanding at December 31, 2008	2,628,609	$ 19.73
Canceled	(185,144)	18.41
Granted	440,715	15.37
Exercised	(188,535)	13.55
Outstanding at December 31, 2009	2,695,645	19.52
Excercisable at December 31, 2009	1,862,865	20.67

The range of exercise prices on options outstanding and exercisable at December 31, 2009 is as follows:

				Options Exercisable	
Price Range	Options Outstanding	Weighted Average Exercise Price	Weighted Average Life of Options	Options Exercisable	Weighted Average Exercise Price
$13.91 -$18.19	1,346,245	$ 16.65	3.2 years	514,465	$ 16.73
$18.74 - $24.73	1,349,400	22.47	1.7 years	1,348,400	22.47
	2,695,645	19.52	2.6 years	1,862,865	20.67

16. Parent Company Information (Condensed)

The following condensed financial information is the unconsolidated (parent company only) information for the Company:

Statements of Financial Condition

(Dollars in thousands)	December 31, 2009	2008
Assets:		
Cash ... $	**565**	1,036
Interest bearing cash deposits ...	**17,764**	97,221
Cash and cash equivalents	**18,329**	98,257
Investment securities, available-for-sale ...	**1,111**	-
Other assets ...	**15,319**	14,443
Investment in subsidiaries ...	**797,180**	702,183
$	**831,939**	814,883
Liabilities and Stockholders' Equity:		
Dividends payable ... $	**8,011**	7,973
Subordinated debentures ...	**124,988**	121,037
Other liabilities ...	**13,050**	8,933
Total liabilities ...	**146,049**	137,943
Common stock ...	**616**	613
Paid-in capital ...	**497,493**	491,794
Retained earnings ...	**188,129**	185,776
Accumulated other comprehensive loss ...	**(348)**	(1,243)
Total stockholders' equity ...	**685,890**	676,940
$	**831,939**	814,883

Statement of Operations

(Dollars in thousands)	Years ended December 31, 2009	2008	2007
Revenues:			
Dividends from subsidiaries ... $	**24,300**	20,500	40,550
Other income ...	**2,775**	747	889
Intercompany charges for services ...	**13,108**	12,656	11,345
Total revenues ...	**40,183**	33,903	52,784
Expenses:			
Employee compensation and benefits ...	**7,793**	7,769	7,564
Other operating expenses ...	**12,845**	13,044	12,969
Total expenses ...	**20,638**	20,813	20,533
Earnings before income tax benefit and equity in undistributed earnings of subsidiaries ...	**19,545**	13,090	32,251
Income tax benefit ...	**1,942**	1,952	4,444
Income before equity in undistributed earnings of subsidiaries ...	**21,487**	15,042	36,695
Subsidiary earnings in excess of dividends distributed ...	**12,887**	50,615	31,908
Net earnings ... $	**34,374**	65,657	68,603

16. Parent Company Information (Condensed)...continued

Statements of Cash Flows

(Dollars in thousands)	Years ended December 31, 2009	2008	2007
Operating activities:			
Net earnings $	**34,374**	65,657	68,603
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Subsidiary earnings in excess of dividends distributed	**(12,887)**	(50,615)	(31,908)
Gain on sale of investments	**(2,147)**	-	-
Excess tax benefits related to the exercise of stock options	**(75)**	(1,325)	(1,745)
Net increase in other assets and other liabilities	**1,356**	3,411	5,316
Net cash provided by operating activities	**20,621**	17,128	40,266
Investing activities:			
Proceeds from sales, maturities and prepayments of securities available-for-sale	**2,267**	1,270	-
Purchases of investment securities available-for-sale	**(285)**	-	-
Equity contribution to subsidiary banks	**(68,753)**	(15,455)	(10,416)
Net addition of premises and equipment	**(4,451)**	(2,741)	(3,401)
Net cash used by investing activities	**(71,222)**	(16,926)	(13,817)
Financing activities:			
Net increase in other borrowed funds	**65**	-	-
Cash dividends paid	**(32,021)**	(29,079)	(26,694)
Excess tax benefits from stock options	**75**	1,325	1,745
Proceeds from exercise of stock options and other stock issued	**2,554**	103,749	6,154
Net cash provided by (used in) financing activities	**(29,327)**	75,995	(18,795)
Net increase in cash and cash equivalents	**(79,928)**	76,197	7,654
Cash and cash equivalents at beginning of year	**98,257**	22,060	14,406
Cash and cash equivalents at end of year $	**18,329**	98,257	22,060

17. Unaudited Quarterly Financial Data

Summarized unaudited quarterly financial data is as follows:

(Dollars in thousands, except per share data)	Quarters ended, 2009 March 31	June 30	September 30	December 31
Interest income $	75,532	74,420	74,430	78,112
Interest expense	15,154	13,939	13,801	14,273
Net interest income	60,378	60,481	60,629	63,839
Gain on investments	-	-	2,667	3,328
Provision for loan losses	15,715	25,140	47,050	36,713
Earnings (loss) before income taxes	22,414	13,696	(6,617)	8,872
Net earnings (loss)	15,779	10,652	(1,531)	9,474
Basic earnings (loss) per share	0.26	0.17	(0.02)	0.15
Diluted earnings (loss) per share	0.26	0.17	(0.02)	0.15
Dividends per share	0.13	0.13	0.13	0.13
Market range high-low	$19.36-$12.15	$18.97-$14.67	$16.80-$12.92	$14.62-$11.92

17. Unaudited Quarterly Financial Data...continued

(Dollars in thousands, except per share data)	Quarters ended, 2008 March 31	June 30	September 30	December 31
Interest income $	76,016	74,573	75,689	76,707
Interest expense	27,387	22,273	22,113	18,599
Net interest income	48,629	52,300	53,576	58,108
Gain (loss) on investments	248	-	(7,593)	-
Provision for loan losses	2,500	5,042	8,715	12,223
Earnings before income taxes	26,778	28,196	18,854	25,430
Net earnings	17,399	18,459	12,785	17,014
Basic earnings per share	0.32	0.35	0.23	0.30
Diluted earnings per share	0.32	0.34	0.24	0.29
Dividends per share	0.13	0.13	0.13	0.13
Market range high-low	$20.48-$15.54	$21.78-$15.99	$27.72-$14.46	$25.36-$14.12

18. Fair Value of Financial Instruments

FASB ASC Topic 820, *Fair Value Measurements and Disclosures,* requires the Company to disclose information relating to fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Standard establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1 Quoted prices in active markets for identical assets or liabilities

Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

The following are the assets measured at fair value on a recurring basis at and for the period ended December 31, 2009 and 2008:

(Dollars in thousands)	Assets/ Liabilities Measured at Fair Value 12/31/2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial assets:				
U.S. government agencies $	209	-	209	-
Government sponsored enterprises	177	-	177	-
State and local governments and other issues	480,976	-	478,888	2,088
Collateralized debt obligations	6,789	-	-	6,789
Residential mortgage-backed securities	955,042	-	953,931	1,111
Total financial assets $	1,443,193	-	1,433,205	9,988

18. Fair Value of Financial Instruments...continued

(Dollars in thousands)	Assets/ Liabilities Measured at Fair Value 12/31/2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial assets:				
U.S. government agencies	$ 217	-	217	-
Government sponsored enterprises	312	-	312	-
State and local governments and other issues	418,143	-	417,859	284
Collateralized debt obligations	15,540	-	-	15,540
Residential mortgage-backed securities	494,470	-	486,873	7,597
Total financial assets	$ 928,682	-	905,261	23,421

The following is a description of the valuation methodologies used for financial assets measured at fair value on a recurring basis. There have been no significant changes in the valuation techniques during the period.

Investment securities – fair value for available-for-sale securities is estimated by obtaining quoted market prices for identical assets, where available. If such prices are not available, fair value is based on independent asset pricing services and models, the inputs of which are market-based or independently sourced market parameters, including, but not limited to, yield curves, interest rates, volatilities, prepayments, defaults, cumulative loss projections, and cash flows. For those securities where greater reliance on unobservable inputs occurs, such securities are classified as Level 3 within the hierarchy.

The following is a reconciliation of the beginning and ending balances for assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the periods ended December 31, 2009 and 2008.

	December 31,	
(Dollars in thousands)	**2009**	2008
Balance at beginning of year	$ **23,421**	16,948
Total unrealized gains included in other comprehensive income	**(7,264)**	(747)
Amortization, accretion or principal payments	**(539)**	(377)
Purchases	**2,251**	-
Transfers into level 3	-	7,597
Transfers out of level 3	**(7,881)**	-
Balance at end of year	$ **9,988**	23,421

The change in unrealized gains (losses) related to available-for-sale securities is reported in the accumulated other comprehensive income (loss).

18. Fair Value of Financial Instruments...continued

Certain financial assets or liabilities are not measured at fair value on a recurring basis, but are subject to fair value measurement in certain circumstances, for example upon acquisition or when there is evidence of impairment. The following are the assets measured at fair value on a nonrecurring basis at December 31, 2009 and 2008:

(Dollars in thousands)	Assets/ Liabilities Measured at Fair Value 12/31/2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial assets:				
Real estate and other assets owned, net	$ **57,320**	**-**	**-**	**57,320**
Impaired loans, net of allowance for loan and lease	**198,982**	**-**	**-**	**198,982**
Total financial assets	$ **256,302**	**-**	**-**	**256,302**

(Dollars in thousands)	Assets/ Liabilities Measured at Fair Value 12/31/2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial assets:				
Real estate and other assets owned, net	$ 11,539	-	-	11,539
Impaired loans, net of allowance for loan and lease	71,950	-	-	71,950
Total financial assets	$ 83,489	-	-	83,489

The following is a description of the valuation methodologies used for financial assets measured at fair value on a nonrecurring basis. There have been no significant changes in the valuation techniques during the period.

Real estate and other assets owned, net - real estate and other assets owned are carried at the lower of fair value at acquisition date or current estimated fair value, less estimated cost to sell. Estimated fair value of real estate and other assets owned is based on appraisals. Real estate and other assets owned are classified within Level 3 of the fair value hierarchy.

Impaired loans, net of ALLL – loans included in the Company's financials for which it is probable that the Company will not collect all principal and interest due according to contractual terms are considered impaired in accordance with FASB ASC Topic 310, *Receivables*. Allowable methods for estimating fair value include using the fair value of the collateral for collateral dependent loans or, where a loan is determined not to be collateral dependent, using the discounted cash flow method. Impaired loans are primarily collateral-dependent and the estimated fair value is based on the fair value of the collateral. Impaired loans are classified within Level 3 of the fair value hierarchy.

18. Fair Value of Financial Instruments...continued

The following presents the carrying amounts and estimated fair values in accordance with FASB ASC Topic 825, *Financial Instruments*, as of December 31, 2009 and 2008.

(Dollars in thousands)	December 31, 2009 Amount	December 31, 2009 Fair Value	December 31, 2008 Amount	December 31, 2008 Fair Value
Financial assets:				
Cash on hand and in banks $	**120,731**	**120,731**	125,123	125,123
Federal funds sold	**87,155**	**87,155**	6,480	6,480
Interest bearing cash deposits	**2,689**	**2,689**	3,652	3,652
Investment securities	**488,775**	**488,775**	434,677	434,677
Residential mortgage-backed securities	**955,042**	**955,042**	494,470	494,470
FHLB and FRB stock	**62,577**	**62,577**	60,945	60,945
Loans receivable, net of allowance for loan and lease losses	**3,987,318**	**3,989,168**	4,053,454	4,064,215
Accrued interest receivable	**29,729**	**29,729**	28,777	28,777
Total financial assets $	**5,734,016**	**5,735,866**	5,207,578	5,218,339
Financial liabilities:				
Deposits $	**4,100,152**	**4,111,909**	3,262,475	3,273,076
Advances from Federal Home Loan Bank	**790,367**	**798,509**	338,456	344,597
Federal Reserve Bank discount window	**225,000**	**225,000**	914,000	914,000
Repurchase agreements and other borrowed funds	**226,251**	**226,271**	196,731	196,749
Subordinated debentures	**124,988**	**80,473**	121,037	63,840
Accrued interest payable	**7,928**	**7,928**	9,751	9,751
Total financial liabilities $	**5,474,686**	**5,450,090**	4,842,450	4,802,013

The following is a description of the methods used to estimate the fair value of all other financial instruments recognized at amounts other than fair value.

Financial Assets
The estimated fair value of cash, federal funds sold, interest bearing cash deposits, and accrued interest receivable is the book value of such financial assets.

The estimated fair value of FHLB and FRB stock is book value due to the restrictions that such stock may only be sold to another member institution or the FHLB or FRB at par value.

Loans receivable, net of ALLL – fair value for unimpaired loans, net of ALLL, is estimated by discounting the future cash flows using the rates at which similar notes would be written for the same remaining maturities. Impaired loans are primarily collateral-dependent and the estimated fair value is based on the fair value of the collateral.

Financial Liabilities
The estimated fair value of accrued interest payable is the book value of such financial liabilities.

Deposits – fair value of term deposits is estimated by discounting the future cash flows using rates of similar deposits with similar maturities. The estimated fair value of demand, NOW, savings, and money market deposits is the book value since rates are regularly adjusted to market rates.

18. Fair Value of Financial Instruments...continued

Advances from FHLB – fair value of advances is estimated based on borrowing rates currently available to the Company for advances with similar terms and maturities.

FRB borrowings - fair value of borrowings through the FRB is estimated based on borrowing rates currently available to the Company through FRB discount window programs with similar terms and maturities.

Repurchase agreements and other borrowed funds – fair value of term repurchase agreements and other term borrowings is estimated based on current repurchase rates and borrowing rates currently available to the Company for repurchases and borrowings with similar terms and maturities. The estimated fair value for overnight repurchase agreements and other borrowings is book value.

Subordinated debentures – fair value of the subordinated debt is estimated by discounting the estimated future cash flows using current estimated market rates for subordinated debt issuances with similar characteristics.

Off-balance sheet financial instruments – commitments to extend credit and letters of credit represent the principal categories of off-balance sheet financial instruments. Rates for these commitments are set at time of loan closing, such that no adjustment is necessary to reflect these commitments at market value. See Note 4 to consolidated financial statements.

19. Contingencies and Commitments

The Company leases certain land, premises and equipment from third parties under operating and capital leases. Total rent expense for the years ended December 31, 2009, 2008, and 2007 was approximately $3,306,000, $2,561,000, and $2,099,000, respectively. Amortization of building capital lease assets is included in depreciation. One of the Company's subsidiaries has entered into lease transactions with two of its directors and the related party rent expense for the years ended December 31, 2009, 2008, and 2007 was approximately $703,000, $476,000, and $346,000. The total future minimum rental commitments required under operating and capital leases that have initial or remaining noncancelable lease terms in excess of one year at December 31, 2009 are as follows:

(Dollars in thousands)		Capital Leases	Operating Leases	Total
Years ended December 31,				
2010	$	231	2,912	3,143
2011		233	2,621	2,854
2012		235	2,130	2,365
2013		238	1,902	2,140
2014		838	1,739	2,577
Thereafter		1,341	9,533	10,874
Total minimum lease payments		3,116	20,837	23,953
Less: Amount representing interest		1,079		
Present value of minimum lease payments		2,037		
Less: Current portion of obligations under capital leases		74		
Long-term portion of obligations under capital leases	$	1,963		

The Company is a defendant in legal proceedings arising in the normal course of business. In the opinion of management, the disposition of pending litigation will not have a material effect on the Company's consolidated financial position, results of operations or liquidity.

20. Acquisitions

On October 2, 2009, the Company acquired First Company and its bank subsidiary, First National, with total assets of $272,280,000, loans of $160,538,000 and deposits of $236,529,000. The purchase price included core deposit intangible of $4,040,000. The acquisition resulted in a $3,482,000 one-time bargain purchase gain recorded in other income which was based on the estimated fair value of the assets acquired and liabilities assumed.

On December 1, 2008, the Company acquired Bank of the San Juans Bancorporation and its bank subsidiary, San Juans, with total assets of $157,155,000, loans of $139,376,000 and deposits of $119,019,000. The purchase price included core deposit intangible of $2,101,000 and goodwill of $5,958,000.

Adjustment of the allocated acquisition price may be related to fair value estimates for which all information has not been obtained on the acquired entity known or discovered during the allocation period, the period of time required to identify and measure the fair values of the assets and liabilities acquired in the business combination.

21. Operating Segment Information

FASB ASC Topic 280, *Segment Reporting,* requires that a public business enterprise report financial and descriptive information about its reportable operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision makers in deciding how to allocate resources and in assessing performance. The Company defines operating segments and evaluates segment performance internally based on individual bank charters. If required, VIEs are consolidated into the operating segment which invested into such entities.

On February 1, 2009, Morgan merged into 1st Bank resulting in operations being conducted under the 1st Bank charter. On April 30, 2008, Whitefish merged into Glacier with operations conducted under the Glacier charter. The five bank subsidiaries acquired as a result of the acquisition of CDC included Citizens State Bank, First Citizens Bank of Billings, First National Bank of Lewistown, Western Bank of Chinook, and First Citizens Bank, N.A. On January 26, 2007, Citizens State Bank, First Citizens Bank of Billings, and First Citizens Bank, N.A. were merged into First Security, Western, and Glacier, respectively. On June 21, 2007, Western Bank of Chinook merged into First National Bank of Lewistown and renamed First Bank of Montana. Prior period activity of the merged banks has been combined and included in the acquiring bank subsidiaries' historical results.

The accounting policies of the individual operating segments are the same as those of the Company described in Note 1. Transactions between operating segments are conducted at fair value, resulting in profits that are eliminated for reporting consolidated results of operations. Intersegment revenues primarily represents interest income on intercompany borrowings, management fees, and data processing fees received by individual banks or the parent company. Intersegment revenues, expenses and assets are eliminated in order to report results in accordance with accounting principles generally accepted in the United States of America. Expenses for centrally provided services are allocated based on the estimated usage of those services.

21. Operating Segment Information . . . continued

The following is a summary of selected operating segment information for the years ended and as of December 31, 2009, 2008, and 2007.

2009 (Dollars in thousands)		Glacier	Mountain West	First Security	1st Bank	Western	Big Sky	Valley
Net interest income	$	57,139	53,302	35,788	24,057	21,233	15,700	14,051
Provision for loan losses		(32,000)	(50,500)	(10,450)	(10,800)	(3,200)	(9,200)	(1,200)
Net interest income after provision for loan and lease losses		25,139	2,802	25,338	13,257	18,033	6,500	12,851
Non-interest income		15,387	27,882	8,103	4,628	8,631	3,564	5,717
Core deposit amortization		(330)	(184)	(468)	(652)	(571)	(23)	(42)
Other non-interest expense		(27,325)	(51,525)	(18,897)	(14,943)	(16,342)	(8,441)	(9,229)
Earnings before income taxes		12,871	(21,025)	14,076	2,290	9,751	1,600	9,297
Income tax (expense) benefit		(2,803)	9,764	(3,372)	(309)	(2,813)	(121)	(2,740)
Net income (loss)	$	10,068	(11,261)	10,704	1,981	6,938	1,479	6,557
Assets	$	1,325,039	1,172,331	890,672	650,072	624,077	368,571	351,228
Loans, net of ALLL		903,276	919,901	548,471	286,019	314,613	260,433	182,916
Goodwill		8,900	23,159	18,582	41,718	22,311	1,752	1,770
Deposits		726,403	793,006	588,858	421,271	504,619	184,278	211,935
Stockholders' equity		139,799	146,720	120,044	101,789	85,259	51,614	30,585

		First National	Citizens	First Bank-MT	San Juans	Parent	Eliminations	Consolidated
Net interest income	$	3,964	10,437	7,900	8,021	(6,265)	-	245,327
Provision for loan losses		(1,683)	(2,800)	(985)	(1,800)	-	-	(124,618)
Net interest income after provision for loan and lease losses		2,281	7,637	6,915	6,221	(6,265)	-	120,709
Non-interest income		4,187	4,235	929	1,329	52,466	(50,584)	86,474
Core deposit amortization		(144)	(111)	(358)	(233)	-	-	(3,116)
Other non-interest expense		(2,011)	(7,992)	(3,189)	(5,435)	(13,769)	13,396	(165,702)
Earnings before income taxes		4,313	3,769	4,297	1,882	32,432	(37,188)	38,365
Income tax (expense) benefit		(230)	(1,332)	(1,426)	(551)	1,942	-	(3,991)
Net income	$	4,083	2,437	2,871	1,331	34,374	(37,188)	34,374
Assets	$	295,953	241,807	217,379	184,528	832,916	(962,778)	6,191,795
Loans, net of ALLL		151,379	161,182	114,113	145,015	-	-	3,987,318
Goodwill		-	9,553	12,556	5,958	-	-	146,259
Deposits		247,256	159,763	143,552	148,474	-	(29,263)	4,100,152
Stockholders' equity		31,364	31,969	32,627	25,410	685,890	(797,180)	685,890

21. Operating Segment Information . . . continued

2008 (Dollars in thousands)	Glacier	Mountain West	First Security	1st Bank	Western	Big Sky	Valley
Net interest income	$ 52,900	45,614	34,212	22,695	20,713	15,595	12,719
Provision for loan losses	(8,825)	(11,150)	(1,750)	(2,012)	(540)	(2,200)	(810)
Net interest income after provision for loan and lease losses	44,075	34,464	32,462	20,683	20,173	13,395	11,909
Non-interest income	13,926	20,353	6,987	4,728	3,306	3,608	4,673
Core deposit amortization	(392)	(196)	(511)	(712)	(623)	(23)	(42)
Other non-interest expense	(27,074)	(41,922)	(17,128)	(14,143)	(16,151)	(7,390)	(8,770)
Earnings before income taxes	30,535	12,699	21,810	10,556	6,705	9,590	7,770
Income tax (expense) benefit	(10,910)	(3,628)	(7,282)	(3,631)	(1,818)	(3,587)	(2,251)
Net income	$ 19,625	9,071	14,528	6,925	4,887	6,003	5,519
Assets	$ 1,250,774	1,226,869	954,218	566,869	609,868	332,325	298,392
Loans, net of ALLL	963,107	955,486	561,691	320,370	354,199	287,394	195,504
Goodwill	8,900	23,159	18,582	41,718	22,311	1,752	1,770
Deposits	609,473	680,404	545,199	418,231	357,729	179,834	185,505
Stockholders' equity	129,890	124,881	116,856	95,200	83,843	40,384	31,483

	Citizens	First Bank-MT	San Juans	Parent	Eliminations	Consolidated
Net interest income	$ 7,676	6,676	575	(6,762)	-	212,613
Provision for loan losses	(750)	(390)	(53)	-	-	(28,480)
Net interest income after provision for loan and lease losses	6,926	6,286	522	(6,762)	-	184,133
Non-interest income	2,855	768	85	83,891	(84,146)	61,034
Core deposit amortization	(128)	(405)	(19)	-	-	(3,051)
Other non-interest expense	(6,407)	(3,083)	(397)	(13,424)	13,031	(142,858)
Earnings before income taxes	3,246	3,566	191	63,705	(71,115)	99,258
Income tax (expense) benefit	(1,092)	(1,279)	(75)	1,952	-	(33,601)
Net income	$ 2,154	2,287	116	65,657	(71,115)	65,657
Assets	$ 217,697	154,645	165,784	814,883	(1,038,354)	5,553,970
Loans, net of ALLL	159,412	114,177	142,114	-	-	4,053,454
Goodwill	9,553	12,556	6,451	-	-	146,752
Deposits	135,970	113,531	143,056	-	(106,457)	3,262,475
Stockholders' equity	29,110	29,329	21,207	676,940	(702,183)	676,940

21. Operating Segment Information . . . continued

2007 (Dollars in thousands)		Glacier	Mountain West	First Security	1st Bank	Western	Big Sky	Valley
Net interest income	$	40,270	41,115	32,674	20,135	19,043	12,610	10,641
Provision for loan losses		(1,580)	(2,225)	(1,100)	(630)	-	(645)	(405)
Net interest income after provision for loan and lease losses		38,690	38,890	31,574	19,505	19,043	11,965	10,236
Non-interest income		13,473	19,861	6,844	4,212	8,896	3,583	4,807
Core deposit amortization		(415)	(208)	(554)	(688)	(675)	(23)	(42)
Other non-interest expense		(25,231)	(36,745)	(17,295)	(13,015)	(16,050)	(7,220)	(8,335)
Earnings before income taxes		26,517	21,798	20,569	10,014	11,214	8,305	6,666
Income tax (expense) benefit		(9,294)	(7,701)	(7,027)	(3,482)	(4,129)	(3,144)	(1,955)
Net income	$	17,223	14,097	13,542	6,532	7,085	5,161	4,711
Assets	$	1,101,112	1,038,294	792,882	551,327	508,915	315,885	283,155
Loans, net of ALLL		863,253	836,426	548,379	298,800	321,533	262,934	194,912
Goodwill		8,900	23,159	18,582	41,718	22,311	1,752	1,770
Deposits		579,190	666,330	533,260	439,281	345,273	215,771	187,657
Stockholders' equity		115,247	114,538	109,320	87,523	83,226	35,406	27,323

		Citizens	First Bank-MT	Parent	Eliminations	Consolidated
Net interest income	$	7,532	6,308	(6,859)	-	183,469
Provision for loan losses		(75)	(20)	-	-	(6,680)
Net interest income after provision for loan and lease losses		7,457	6,288	(6,859)	-	176,789
Non-interest income		2,550	736	84,025	(84,169)	64,818
Core deposit amortization		(146)	(451)	-	-	(3,202)
Other non-interest expense		(6,102)	(3,426)	(13,006)	11,710	(134,715)
Earnings before income taxes		3,759	3,147	64,160	(72,459)	103,690
Income tax (expense) benefit		(1,403)	(1,395)	4,443	-	(35,087)
Net income	$	2,356	1,752	68,603	(72,459)	68,603
Assets	$	182,769	149,483	660,892	(767,384)	4,817,330
Loans, net of ALLL		131,988	98,897	-	-	3,557,122
Goodwill		9,553	12,556	-	-	140,301
Deposits		139,228	113,692	-	(35,204)	3,184,478
Stockholders' equity		27,808	26,941	528,576	(627,332)	528,576

22. Impact of Recent Authoritative Accounting Guidance

The Accounting Standards Codification became FASB's officially recognized source of authoritative U.S. generally accepted accounting principles ("GAAP") applicable to all public and non-public non-governmental entities. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") under the authority of the federal securities laws are also sources of authoritative GAAP for SEC registrants. All other accounting literature is considered non-authoritative. The Company adopted the topic effective for the period ending September 30, 2009 and determined there was not a material effect on the Company's financial position or results of operations.

22. Impact of Recent Authoritative Accounting Guidance...continued

In January 2010, FASB issued an amendment to FASB ASC Topic 820, *Fair Value Measurements and Disclosures*, that will provide more robust disclosures about 1) the different classes of assets and liabilities measured at fair value, 2) the valuation techniques and inputs used, 3) the activity in Level 3 fair value measurements, and 4) the transfers between Levels 1, 2, and 3. The new disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about the activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010. The Company is currently evaluating the impact of the adoption of this amendment, but does not expect it to have a material effect on the Company's financial position or results of operations.

In August 2009, FASB issued an amendment to FASB ASC Subtopic 820-10, *Fair Value Measurements and Disclosures – Overall*, for the fair value measurement of liabilities. The Update provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting unit is required to measure fair value using one or more of the following techniques: 1) A valuation technique that uses a) the quoted price of the identical liability when trades as an asset b) quoted prices for similar liabilities or similar liabilities when traded as assets 2) Another valuation technique that is consistent with the principals FASB ASC Topic 820, *Fair Value Measurements and Disclosures*. The Update is effective for the first reporting period (including interim periods) beginning after issuance. The Company adopted the standard effective for the period ending September 30, 2009 and determined there was not a material effect on the Company's financial position or results of operations.

In June 2009, FASB issued an amendment to FASB ASC Topic 810, *Consolidation*. The objective of this standard is to amend certain requirements to improve financial reporting by enterprises involved with variable interest entities and to provide more relevant and reliable information to users of financial statements. This standard shall be effective as of the beginning of each reporting entity's first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. The Company is currently evaluating the impact of the adoption of this amendment, but does not expect it to have a material effect on the Company's financial position or results of operations.

In June 2009, FASB issued an amendment to FASB ASC Topic 860, *Transfers and Servicing*. The objective of this standard is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor's continuing involvement in transferred financial assets. This standard shall be effective as of the beginning of each reporting entity's first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. The Company is currently evaluating the impact of the adoption of this amendment, but does not expect it to have a material effect on the Company's financial position or results of operations.

In April 2009, FASB issued an amendment to FASB ASC Topic 320, *Investments – Debt and Equity Securities*, relating to the recognition and presentation of other-than-temporary impairments. The objective of an other-than-temporary impairment analysis under existing GAAP is to determine whether the holder of an investment in a debt or equity security for which changes in fair value are not regularly recognized in earnings (such as securities classified as held-to-maturity or available-for-sale) should recognize a loss in earnings when the investment is impaired. An investment is impaired if the fair value of the investment is less than its amortized cost basis. This standard amends the other-than-temporary impairment guidance in U.S. GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. This standard does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. The standard is effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The Company has evaluated the impact of the adoption of this standard and determined there was not a material effect on the Company's financial position or results of operations.

In April 2009, FASB issued an amendment to FASB ASC Topic 820, *Fair Value Measurements and Disclosures*, which provides additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased. This standard also includes guidance on identifying circumstances that indicate a transaction is not orderly. This standard emphasizes that even if there has been a significant decrease in the volume and level of activity for the asset or liability and regardless of the valuation technique(s) used, the objective of a fair value measurement remains the same. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. This standard is effective for interim and annual reporting periods ending after June 15, 2009, and shall be applied prospectively. Early adoption was permitted for periods ending after March 15, 2009. The Company has evaluated the impact of the adoption of this standard and determined there was not a material effect on the Company's financial position or results of operations..

22. Impact of Recent Authoritative Accounting Guidance...continued

In April 2009, FASB issued an amendment to FASB ASC Topic 825, *Financial Instruments*, which requires disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. An entity shall disclose in the body or in the accompanying notes of its summarized financial information for interim reporting periods and in its financial statements for annual reporting periods the fair value of all financial instruments for which it is practicable to estimate that value, whether recognized or not recognized in the statement of financial position. Fair value information disclosed in the notes shall be presented together with the related carrying amount in a form that makes it clear whether the fair value and carrying amount represent assets or liabilities and how the carrying amount relates to what is reported in the statement of financial position. An entity also shall disclose the method(s) and significant assumptions used to estimate the fair value of financial instruments and shall describe changes in method(s) and significant assumptions, if any, during the period. This standard shall be effective for interim reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The Company has evaluated the impact of the adoption of this standard and determined there was not a material effect on the Company's financial position or results of operations. For additional information on disclosures about fair value of financial instruments see Part I, Item 2 "Financial Statements – Note 13, Fair Value Measurements".

In December 2008, the FASB issued ASC Topic 820, *Fair Value Measurements and Disclosures.* The standard requires public entities to provide additional disclosures about transfers of financial assets and their involvement with variable interest entities. Additionally, this standard requires certain disclosures to be provided by a public enterprise that is (a) a sponsor of a qualifying special purpose entity (SPE) that holds a variable interest in the qualifying SPE but was not the transferor (nontransferor) of financial assets to the qualifying SPE and (b) a servicer of a qualifying SPE that holds a significant variable interest in the qualifying SPE but was not the transferor (nontransferor) of financial assets to the qualifying SPE. The disclosures required by this standard are intended to provide greater transparency to financial statement users about a transferor's continuing involvement with transferred financial assets and an enterprise's involvement with variable interest entities and qualifying SPEs. The issue is effective for the first reporting period (interim or annual) ending after December 15, 2008. The Company has evaluated the impact of the adoption of this standard and determined there was not a material effect on the Company's financial position or results of operations.

In April 2008, the FASB issued ASC Topic 350, *Intangibles – Goodwill and Other.* This standard amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset. The intent of this standard is to improve the consistency between the useful life of a recognized intangible asset and the period of expected cash flows used to measure the fair value of the asset. This standard is effective for financial statements issued for fiscal years beginning after December 15, 2008. The Company has evaluated the impact of the adoption of this standard and determined there was not a material effect on the Company's financial position or results of operations.

In March 2008, the FASB issued ASC Topic 815, *Derivatives and Hedging.* This topic changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company has evaluated the impact of the adoption of this standard and determined there was not a material effect on the Company's financial position or results of operations.

In December 2007, FASB issued new standards relating to business combinations which are included in FASB ASC Topic 805, *Business Combinations.* The objective of this standard is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. The Statement establishes principles and requirements for how the acquirer: a) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree, b) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase, and c) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company has evaluated the impact of the adoption of this standard and determined there was not a material effect on the Company's financial position or results of operations.

ITEM 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

There have been no changes or disagreements with accountants on accounting and financial disclosure.

ITEM 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures. An evaluation was carried out under the supervision and with the participation of the Company's management, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of the disclosure controls and procedures. Based on that evaluation, the CEO and CFO have concluded that as of the end of the period covered by this report, the disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed by the Company in reports that are filed or submitted under the Securities Exchange Act of 1934 are recorded, processed, summarized and timely reported as provided in the SEC's rules and forms. As a result of this evaluation, there were no significant changes in the internal control over financial reporting during the three months ended December 31, 2009 that have materially affected, or are reasonable likely to materially affect, the internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting Management is responsible for establishing and maintaining effective internal control over financial reporting as it relates to its financial statements presented in conformity with U.S. generally accepted accounting principles. The Company's internal control system was designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation and fair presentation of published financial statements in accordance with U.S. generally accepted accounting principles. Internal control over financial reporting includes self monitoring mechanisms and actions are taken to correct deficiencies as they are identified.

There are inherent limitations in any internal control, no matter how well designed, misstatements due to error or fraud may occur and not be detected, including the possibility of circumvention or overriding of controls. Accordingly, even an effective internal control system can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of an internal control system may vary over time.

Management assessed its internal control structure over financial reporting as of December 31, 2009. This assessment was based on criteria for effective internal control over financial reporting described in "Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management asserts that the Company and subsidiaries maintained effective internal control over financial reporting as it relates to its financial statements presented in conformity with accounting principles generally accepted in the Unites States of America.

BKD LLP, the independent registered public accounting firm that audited the financial statements for the year ended December 31, 2009, has issued an attestation report on the Company's internal control over financial reporting. Such attestation report expresses an unqualified opinion on the effectiveness of the Company's internal control over financial reporting as of December 31, 2009.

ITEM 9B. Other Information

None

PART III

ITEM 10. Directors, Executive Officers and Corporate Governance

Information regarding "Directors and Executive Officers" is set forth under the headings "Election of Directors" and "Management" of the Company's 2010 Annual Meeting Proxy Statement ("Proxy Statement") and is incorporated herein by reference.

Information regarding "Compliance with Section 16(a) of the Exchange Act" is set forth under the section "Compliance with Section 16(a) Filing Requirements" of the Company's Proxy Statement and is incorporated herein by reference.

Information regarding the Company's audit committee financial expert is set forth under the heading "Meetings and Committees of the Board of Directors – Committee Membership" in the Company's Proxy Statement and is incorporated by reference.

Consistent with the requirements of the Sarbanes-Oxley Act, the Company has a Code of Ethics applicable to senior financial officers including the principal executive officer. The Code of Ethics can be accessed electronically by visiting the Company's website at www.glacierbancorp.com. The Code of Ethics is also listed as Exhibit 14 to this report, and is incorporated by reference to the Company's 2003 annual report Form 10-K.

ITEM 11. Executive Compensation

Information regarding "Executive Compensation" is set forth under the headings "Compensation of Directors" and "Executive Compensation" of the Company's Proxy Statement and is incorporated herein by reference.

ITEM 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information regarding "Security Ownership of Certain Beneficial Owners and Management" is set forth under the headings "Security Ownership of Certain Beneficial Owners and Management" of the Company's Proxy Statement and is incorporated herein by reference.

ITEM 13. Certain Relationships and Related Transactions and Director Independence

Information regarding "Certain Relationships and Related Transactions and Director Independence" is set forth under the heading "Transactions with Management" and "Corporate Governance – Director Independence" of the Company's Proxy Statement and is incorporated herein by reference.

ITEM 14. Principal Accounting Fees and Services

Information regarding "Principal Accounting Fees and Services" is set forth under the heading "Compliance with Section 16(a) Filing Requirements – Fees Paid to Independent Registered Public Accounting Firm" of the Company's Proxy Statement and is incorporated herein by reference.

PART IV

ITEM 15. Exhibits and Financial Statement Schedules

List of Financial Statements and Financial Statement Schedules

(a) The following documents are filed as a part of this report:
   (1) Financial Statements and
   (2) Financial Statement schedules required to be filed by Item 8 of this report.
   (3) The following exhibits are required by Item 601 of Regulation S-K and are included as part of this Form 10-K:

Exhibit No.	Exhibit
3(a)	Amended and Restated Articles of Incorporation [1]
3(b)	Amended and Restated Bylaws [1]
10(a) [7]	Amended and Restated 1995 Employee Stock Option Plan and related agreements [2]
10(b) [7]	Amended and Restated 1994 Director Stock Option Plan and related agreements [2]
10(c) [7]	Amended and Restated Deferred Compensation Plan effective January 1, 2008 [3]
10(d) [7]	Amended and Restated Supplemental Executive Retirement Agreement effective January 1, 2008 [3]
10(e) [7]	2005 Stock Incentive Plan and related agreements [4]
10(f) [7]	Employment Agreement dated January 1, 2010 between the Company and Michael J. Blodnick [5]
10(g) [7]	Employment Agreement dated January 1, 2010 between the Company and Ron J. Copher [5]
10(h) [7]	Employment Agreement date January 1, 2010 between the Company and Don Chery [5]
14	Code of Ethics [6]
21	Subsidiaries of the Company (See item 1, "Subsidiaries")
23	Consent of BKD LLP [8]
31.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 [8]
31.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 [8]
32	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes – Oxley Act of 2002 [8]

[1] Incorporated by reference to Exhibits 3.i. and 3.ii included in the Company's Quarterly Report on form 10-Q for the quarter ended June 30, 2008.
[2] Incorporated by reference to Exhibits 99.1 - 99.4 of the Company's S-8 Registration Statement (No. 333-105995).
[3] Incorporated by reference to Exhibits 10(c) and 10(d) of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2008.
[4] Incorporated by reference to Exhibits 99.1 through 99.3 of the Company's S-8 Registration Statement (No. 333-125024).
[5] Incorporated by reference to Exhibits 10.1 through 10.3 included in the Company's Form 8-K filed by the Company on December 29, 2009.
[6] Incorporated by reference to Exhibit 14, included in the Company's Form 10-K for the year ended December 31, 2003.
[7] Compensatory Plan or Arrangement
[8] Exhibit omitted from the 2009 Annual Report to Shareholders

All other financial statement schedules required by Regulation S-X are omitted because they are not applicable, not material or because the information is included in the consolidated financial statements or related notes.

SIGNATURES

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on March 1, 2010.

GLACIER BANCORP, INC.

By: /s/ Michael J. Blodnick
Michael J. Blodnick
President/CEO/Director

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below on March 1, 2010, by the following persons in the capacities indicated.

/s/ Michael J. Blodnick Michael J. Blodnick	President, CEO, and Director (Principal Executive Officer)
/s/ Ron J. Copher Ron J. Copher	Senior Vice President and CFO (Principal Financial Accounting Officer)
Board of Directors	
/s/ Everit A. Sliter Everit A. Sliter	Chairman
/s/ James M. English James M. English	Director
/s/ Allen Fetscher Allen J. Fetscher	Director
/s/ Dallas I. Herron Dallas I. Herron	Director
/s/ Jon W. Hippler Jon W. Hippler	Director
/s/ Craig A. Langel Craig A. Langel	Director
/s/ L. Peter Larson L. Peter Larson	Director
/s/ Douglas J. McBride Douglas J. McBride	Director
/s/ John W. Murdoch John W. Murdoch	Director


GLACIER BANCORP, INC.
2009 ANNUAL REPORT